EVERYWHERE

NATURAL GAS IS – **CHART IS THERE**







CHART®

GTLS: GAS TO LIQUID SYSTEMS

2011 ANNUAL REPORT

CHART IS THERE



Production of natural gas is booming, with no end in sight. Virtually everywhere natural gas is part of the picture, Chart is there. No, we are not a gas producer or pipeline operator, and we do not supply to every country on the globe. But our highly engineered equipment is used throughout the natural gas supply chain around the world for purification, liquefaction, distribution, storage, and end-use applications. From baseload liquefied natural gas (LNG) projects in Australia, to gas processing plants in the United States, equipment for LNG-powered trucks in China and ships in Norway, the opportunities are vast and CHART IS THERE.

Chart Industries, Inc. is a leading global independent manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases. The largest portion of our business is energy-related. Other major end-use markets include chemical production, metal fabrication, food and beverage, and biomedical. Chart has domestic operations across the United States and a significant international presence in Asia, Australia and Europe.

FINANCIAL HIGHLIGHTS

(Dollars in millions)	2011	2010	2009
	Years Ended December 31,		
Net Sales	$ 794.6	$ 555.5	$ 597.5
Gross Profit	245.4	165.3	201.9
Operating Income	90.0	47.5	94.3
Net Income[1, 2]	44.1	20.2	61.0
OTHER FINANCIAL INFORMATION			
Cash and Short-Term Investments	$ 256.9	$ 165.1	$ 211.2
Total Assets	1,174.5	954.8	926.5
Long-Term Debt	223.2	218.4	243.2
Orders	1,031.7	604.5	377.4
Backlog	489.1	236.4	185.1

[1] Included in 2011 are charges of $8.0 million for the write-off of the remaining deferred financing fees and early redemption premium related to the 9-1/8% Senior Subordinated Notes that were redeemed in October 2011.

[2] Included in 2010 and 2009 are gains on acquisition of the Covidien oxygen therapy business of $1.1 million and $7.0 million, respectively.






11
$1,032
10
$605
09
$377
ORDERS
(In millions)


11
$489
10
$236
09
$185
BACKLOG
(In millions)


11
$795
10
$556
09
$598
NET SALES
(In millions)


11
$90
10
$48
09
$94
OPERATING INCOME
(In millions)


CHART
Chart Industries, Inc.

Michael F. Biehl, Executive Vice President, Chief Financial Officer and Treasurer

Samuel F. Thomas, Chairman, Chief Executive Officer and President

TO MY FELLOW SHAREHOLDERS

These are exciting times at Chart Industries. Orders in 2011 reached a record $1.0 billion, and in the first two months of 2012 we booked more than $190 million in new orders just for liquefied natural gas (LNG) equipment. Sales increased 43% in 2011 to a record $795 million. Net income more than doubled to $44.1 million, or $1.47 per diluted share. Net income would have been $1.84 per diluted share excluding refinancing and acquisition related costs. Last year we completed two strategic acquisitions, began three major expansion projects and refinanced our debt, lowering our cost of capital. And we saw the already favorable prospects for natural gas brighten further. The change has turned a host of possible opportunities into real opportunities – inquiries, quotes, orders and sales. Because the golden age of natural gas is suddenly a lot closer, and almost everywhere that natural gas is processed, stored, liquefied or transported, Chart Industries is there.

Three events of the past 12 months have significantly accelerated the growth of natural gas relative to alternative fossil fuels and carbon free alternatives. First, the unfortunate Fukushima nuclear disaster has precipitated a shift away from nuclear power globally and in Japan in particular. Natural gas in the form of LNG will constitute a larger percentage of the energy requirements of Japan and rapidly developing Asian countries. As a result, baseload LNG projects in the Australia Pacific region are now going forward at a rapid pace.

Second, the U.S. shale gas boom has turned the United States into the world's largest producer of natural gas. Even as supply outstrips demand from traditional natural gas markets such as power generation, home heating and industrial process use, it is still economical to produce the methane along with natural gas liquids, which trade at oil pricing. With natural gas priced 50% to 75% cheaper than diesel fuel on an energy-equivalent basis, the economic logic of converting trucks, buses, locomotives, ships and stationary engines to cleaner burning, lower emission LNG is compelling.

Third, the Obama administration reversed its natural gas policy when President Obama vowed in his 2012 State of the Union Address to "take every possible action to safely develop this energy." Three years earlier the administration classified natural gas as a fossil fuel and discouraged development, giving preference to non-carbon energy sources. The reversal acknowledged reality. While we need carbon-free energy solutions, natural gas is an essential bridge to the future, and that bridge will be critical for several decades.

NEW MARKETS, NEW OPPORTUNITIES

Major investments in natural gas and LNG are already underway around the world. In China, hundreds of LNG-fueled highway trucks are being produced each month, driving down the cost to within 20% of their diesel counterparts. In North America, heavy-duty engine manufacturers and Class 8 truck makers are offering LNG-fueled equipment, and energy companies are building networks of LNG truck fueling stations across the United States and western Canada.

Chart is the only integrated supplier of the equipment needed for LNG-fueled truck fleets – from onboard fuel systems to storage tanks and fueling stations. A network of LNG liquefiers will be needed to supply these fueling stations and they will require our brazed aluminum heat exchangers and cold boxes as well as LNG storage tanks and transport equipment.



SALES BY REGION
U.S.
Europe
Asia
Americas (Non-U.S.)
Rest of World
6%
9%
19%
42%
24%

In the maritime industry, new international emissions regulations that go into effect in 2016 are driving demand for LNG-powered vessels. Chart makes onshore LNG storage tanks and onboard LNG fuel tanks for a variety of marine vessels. Projections are that within 5 to 10 years the majority of ships built for intra-coastal short sea operations will use LNG-fueled engines. A recent survey by Zeus Development Corporation finds that 48 large cargo ships (non-LNG carriers) will soon be fueled with LNG.

The natural gas boom is also creating new demand for Chart's products both further upstream and downstream. With the low prices for natural gas, production companies are focused on liquids-rich shale gas formations. Our core cryogenic equipment is required for nitrogen rejection and to separate out the high-value natural gas liquids. According to the Interstate Natural Gas Association of America, the United States will need to add roughly 240 new gas processing plants over the next 25 years at a cost of almost $30 billion.

Downstream we are seeing new demand for our equipment in petrochemical plants producing ethylene from ethane feedstock and propylene from propane feedstock. With North America re-emerging as a low cost producer of these basic petrochemicals it ushers in new possibilities for reestablishing U.S. manufacturing in a broad range of industries, which would create new opportunities for our industrial gas business.

BUILDING FOR THE FUTURE

We have taken a number of steps to build capacity and position Chart to capitalize on these significant growth opportunities. We are planning on increased capital spending of $35 to $40 million in 2012, with similar expenditures in 2013, and we expect to add to our portfolio with strategic acquisitions. Expansions


25%
SALES BY SEGMENT
Distribution and Storage
Energy and Chemicals
BioMedical
49%
26%


25%
SALES BY END-USER
Energy
General Industrial
BioMedical
48%
27%

are underway at Chart facilities in Louisiana and China, and we have added a new facility in Minnesota that will be dedicated to LNG equipment production.

Growth-related expenses are also required to take full advantage of these opportunities. In both North America and China, we are focused on meeting the demands of our customers in this market build-out phase in order to firmly establish ourselves as a key supplier. For example, China is committed to building 500 to 800 LNG fuel stations and adding 1.3 million new LNG-powered trucks by 2015. We believe Chart can capture a significant share of this business. All of this is part of our strategy to continue to create long-term shareholder value.

$110 MILLION LNG CONTRACT

Chart's Energy & Chemicals (E&C) segment is experiencing strong base demand for heat exchangers and continued interest in both small- and large-scale LNG projects as well as petrochemical and air separation projects. In the first quarter of 2012, we announced a contract in excess of $110 million to provide equipment for two LNG trains at the Wheatstone project in Western Australia. Our substantial backlog of projects reinforces our competitive position in the LNG industry, which we expect will continue to grow through 2012 and beyond.

Chart's Distribution & Storage (D&S) segment continues to see orders running more than 50% higher than the 2010 average. Demand has been especially strong for LNG-related equipment, with more than $25 million in orders booked so far in 2012. If the trend continues, LNG-related sales in D&S are likely to surpass industrial gas-related sales over the next three to five years.

Asia has been the fastest growing market for D&S, followed closely by North America. The economy in Europe has weakened, but D&S saw some growth there due to the August 2011 acquisition of GOFA Gocher Fahrzeugbau GmbH. Based in western Germany, GOFA manufactures cryogenic and non-cryogenic mobile equipment primarily for the European region. The acquisition expands Chart's European LNG product offering.

Our BioMedical segment has more than doubled in size since 2009, primarily as a result of acquisitions. Restructuring and integration costs are winding down, and we have nearly completed the consolidation of operations at our facilities in Georgia and China. BioMedical may not match the organic growth rates of our E&C and D&S segments, but attractive markets, strong cash flow and lower cyclicality make it an attractive complement within our portfolio. With critical mass, new product development, and geographic expansion opportunities, BioMedical is poised for continued solid growth, both organically and through acquisitions.

A MULTI-YEAR GROWTH CYCLE

Chart enters 2012 with a substantial backlog of orders and an array of opportunities. With this strong backlog and higher operating rates within our industry globally, we are carefully balancing selectivity in projects while expanding our capacity to satisfy our customers. As I have said, we believe this is only the beginning of a multi-year growth cycle driven by a global shift to natural gas as the preferred energy source.

I would like to thank our employees for their hard work and commitment to the highest standards of quality and customer service while growing to meet the market opportunity we have worked diligently at creating. We will continue to improve our business through effective planning, dedication to excellence, and strict adherence to shareholder value creation and the principles of good corporate governance. I thank our customers and investors for their support, and I look forward to reporting on our progress during the year.

Sincerely,



Samuel F. Thomas
Chairman, Chief Executive Officer and President
March 26, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-11442

CHART INDUSTRIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**34-1712937**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*
One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio	**44125-5370**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(440) 753-1490

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price of $53.98 per share at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter, was $1,567,055,270.

As of February 15, 2012, there were 29,634,788 outstanding shares of the Company's common stock, par value $0.01 per share.

Documents Incorporated by Reference

Portions of the following document are incorporated by reference into Part III of this Annual Report on Form 10-K: the definitive Proxy Statement to be used in connection with the Registrant's Annual Meeting of Stockholders to be held on May 24, 2012 (the "2012 Proxy Statement").

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2011.

PART I

Item 1. ***Business***

THE COMPANY

Overview

Chart Industries, Inc., a Delaware corporation incorporated in 1992 (the "Company," "Chart" or "we"), is a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases, based on our sales and the estimated sales of our competitors. We supply engineered equipment used throughout the global liquid gas supply chain. The largest portion of end-use applications for our products is energy-related, accounting for approximately 48% of sales and 57% of orders in 2011, and 78% of backlog at December 31, 2011. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and end-use of hydrocarbon and industrial gases.

Our primary customers are large, multinational producers and distributors of hydrocarbon and industrial gases and their suppliers. We sell our products and services to more than 2,000 customers worldwide. We have developed long-standing relationships with leading companies in the gas production, gas distribution, gas processing, liquefied natural gas or LNG, chemical and industrial gas industries, including Air Products, Praxair, Airgas, Air Liquide, The Linde Group or Linde, JGC Corporation or JGC, Bechtel Corporation, Jacobs Engineering Group, Inc. or Jacobs, ExxonMobil, British Petroleum or BP, ConocoPhillips, Saudi Aramco, Shaw Stone & Webster, CB&I Lummus, Uhde, CTCI Corporation or CTCI, Toyo, Samsung, Technip, Daelim, and Energy World Corporation or EWC, many of whom have been purchasing our products for over 20 years.

We have attained this position by capitalizing on our low-cost global manufacturing footprint, technical expertise and know-how, broad product offering and reputation for quality, and by focusing on attractive, growing markets. We have an established sales and customer support presence across the globe and low cost manufacturing operations in the United States, Central Europe and China. For the years ended December 31, 2011, 2010 and 2009, we generated sales of $794.6 million, $555.5 million, and $597.5 million, respectively.

The following charts show the proportion of our revenues generated by each operating segment as well as our estimate of the proportion of revenue generated by end-user for the year ended December 31, 2011.


Sales By Segment
BioMedical 25%
Energy & Chemicals 26%
Distribution and Storage 49%


Sales By End-User
BioMedical 25%
General Industrial 27%
Energy 48%

Segments and Products

We operate in three operating segments: (i) Energy & Chemicals or E&C, (ii) Distribution and Storage or D&S and (iii) BioMedical. While each segment manufactures and markets different cryogenic equipment and systems to distinct end-users, they all share a reliance on our heat transfer and low temperature storage know-how and expertise. The E&C and D&S segments manufacture products used primarily in energy-related and general industrial applications, such as the separation, liquefaction, distribution and storage of hydrocarbon and industrial gases. Through our BioMedical segment, we supply cryogenic and other equipment used in the storage and distribution of biological materials and oxygen, used primarily in the medical, biological research and animal breeding industries. Further information about these segments is located in Note K of the notes to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Energy and Chemicals Segment

Our principal products within the E&C segment, which accounted for 26% of sales for the year ended December 31, 2011, are focused on engineered equipment and systems for the energy and chemicals markets, primarily heat exchangers, Core-in-Kettle® units, cold boxes, process systems and LNG vacuum insulated pipe. These products are used by major natural gas, petrochemical processing and industrial gas companies in the production of their products. Our products in the E&C segment include the following:

Heat Exchangers and Core-in-Kettles®

We are a leading designer and manufacturer of cryogenic brazed aluminum and air cooled heat exchangers. Brazed aluminum heat exchangers accounted for 11.6%, 11.3% and 18.9% of consolidated sales for the years ended December 31, 2011, 2010 and 2009, respectively. Using technology pioneered by us, our brazed aluminum heat exchangers are incorporated into assemblies and cold boxes to facilitate the progressive cooling and liquefaction of air or hydrocarbon mixtures for the subsequent recovery or purification of component gases. In hydrocarbon processing industries, our brazed aluminum heat exchangers allow producers to obtain purified hydrocarbon by-products, such as methane, ethane, propane and ethylene, which are commercially marketable for various industrial or residential uses. In the industrial gas market, our brazed aluminum heat exchangers are used to obtain high purity atmospheric gases, such as oxygen, nitrogen and argon, which have diverse industrial applications.

Our air cooled heat exchangers are used in multiple markets to cool fluids to allow for further processing or to provide condensing of fluids, including hydrocarbon, petrochemical, natural gas processing, and power generation. Our compact Core-in-Kettle® heat exchangers are designed to replace shell-and-tube exchangers, offering significantly more heat transfer surface per unit volume and greatly improving the efficiency of chillers, vaporizers, reboilers and condensers in hydrocarbon applications including ethylene, propylene and LNG. Brazed aluminum and air cooled heat exchangers are engineered to the customer's requirements and range in price from $20,000 to $3.0 million or more depending on the scope and complexity of the project.

Our heat exchanger demand is primarily driven by activity in the LNG and natural gas segments of the hydrocarbon processing market, as well as the Asian industrial gas market. Other key global drivers involve developing Gas to Liquids, or GTL, clean coal processes including Coal to Liquids, or CTL, and Integrated Gasification and Combined Cycle, or IGCC, power projects. In the future, management believes that continuing efforts by petroleum producing countries to better utilize stranded natural gas and previously flared gases, as well as efforts to broaden their industrial base, and the developing clean coal initiatives globally present a promising source of demand for our heat exchangers and cold box systems. In addition, demand for heat exchangers and cold boxes in developed countries is expected to continue as firms upgrade their facilities for greater efficiency and regulatory compliance. We believe demand for our heat exchangers has also increased as a result of the natural gas being extracted from the U.S. shale fields.

Our principal competitors for brazed aluminum heat exchangers are Air Products, Linde, Sumitomo, Kobe and Fives, and we face competition from a variety of competitors for air cooled heat exchangers. Management believes we are the only producer of large brazed aluminum heat exchangers in the United States and are a leader in the global cryogenic heat exchanger market. Major customers for our heat exchangers in the industrial gas market include Air Liquide, Air Products, Praxair, Hangyang, Kaifeng Air Separation and Sichuan Air Separation. In the hydrocarbon processing market, major customers and end-users include BP, ExxonMobil, Saudi Aramco, ConocoPhillips and contractors such as JGC, Bechtel, Jacobs, Kellogg Brown Root or KBR, Technip, CB&I Lummus, Toyo, The Shaw Group and Samsung.

Cold Boxes

We are a leading designer and fabricator of cold boxes. Cold boxes are highly engineered systems used to significantly reduce the temperature of gas mixtures to the point where component gases liquefy and can be separated and purified for further use in multiple industrial, scientific and commercial applications. In the hydrocarbon processing market, our cold box systems are used in natural gas processing and in the petrochemical industry. In the industrial gas market, cold boxes are used to separate air into its major atmospheric components, including nitrogen, oxygen and argon, where the gases are used in a diverse range of applications such as metal production and heat treating, enhanced oil and gas production, coal gasification, chemical and oil refining, the quick-freezing of food, wastewater treatment and industrial welding. The construction of a cold box generally consists of one or more brazed aluminum heat exchangers and other equipment packaged in a "box" consisting of a structural metal frame encasing a complex system of piping, valves and instrumentation. Cold boxes, which are designed and fabricated to order, sell in the price range of $1 million to $20 million, with the majority of cold boxes priced between $1 million and $5 million.

We have a number of competitors for fabrication of cold boxes, including Linde, Air Products, Praxair, Air Liquide and many smaller fabrication-only facilities around the world. Principal customers and end-users for our cold boxes include CB&I Lummus, BP, Bechtel, Saudi Aramco, Jacobs, ConocoPhillips, Marathon, JGC, Technip, Toyo, The Shaw Group, Samsung and KBR.

Process Systems

We are a leader in the design and manufacturing of highly engineered hydrocarbon process systems specifically for those markets requiring cryogenic processing technology. These "Concept-to-Reality" process systems incorporate many of Chart's core products, including brazed aluminum heat exchangers, Core-in-Kettles®, cold boxes, vessels, pipe work and air cooled heat exchangers. These systems are used for global LNG projects, including potential projects in the United States in the conversion of LNG import terminals to export terminals, and also for use in global nitrogen rejection units (NRU). These systems, which are custom engineered and manufactured to order, typically sell in the price range of $5 million to over $100 million, depending on the scope and complexity of the project, with the majority of the systems priced between $5 million and $25 million.

Our principal markets include LNG, nitrogen rejection, ammonia purification, propane dehydrogenation or PDH, HYCO/hydrogen recovery, and Ryan-Holmes CO_2 bulk removal technology for enhanced oil recovery and CO_2 sequestration.

We have a number of competitors for our process systems including Linde, Air Products, and other smaller engineering, procurement and construction, or EPC, firms to whom we also act as a supplier of equipment including heat exchangers and cold boxes. Principal customers and end-users for our process systems include EWC, CB&I Lummus, ExxonMobil, Jacobs, The Shaw Group, CTCI, Samsung, Uhde and KBR.

LNG Vacuum Insulated Pipe

This product line consists of vacuum insulated pipe, or VIP, used for LNG transportation within both export and import terminals. LNG VIP is fabricated to order with projects varying in size from $500,000 to $25 million. Our competitors in the LNG VIP market include Technip and ITP. In general, our customers are the major EPC firms, such as Technip and Bechtel. LNG VIP competes directly with mechanically insulated pipe which takes longer to install and requires higher maintenance over its life.

Distribution and Storage Segment

Through our D&S segment, which accounted for 49% of our sales for the year ended December 31, 2011, we are a leading supplier of cryogenic equipment to the global bulk and packaged industrial gas markets as well as for energy-related applications. Demand for the products supplied by this segment is driven primarily by the significant installed base of users of cryogenic liquids as well as new applications and distribution technologies for cryogenic liquids. Our products span the entire spectrum of the industrial gas market from small customers requiring cryogenic packaged gases to large users requiring custom engineered cryogenic storage systems. Our products in the D&S segment include the following:

Cryogenic Bulk Storage Systems

We are a leading supplier of cryogenic bulk storage systems (stationary tanks, trailers, and ISO tanks) of various sizes ranging from 500 gallons to 250,000 gallons. Using sophisticated vacuum insulation systems placed between inner and outer vessels, these bulk storage systems are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures from -100° Fahrenheit to temperatures nearing absolute zero. End use customers for our cryogenic storage equipment include industrial gas producers and distributors, chemical producers, manufacturers of electrical components, health care organizations, food processors and businesses in the oil and natural gas industries. Prices for our cryogenic bulk storage systems range from $10,000 to $1 million. Global industrial gas producers and distributors, including Air Products, Air Liquide, Linde, Airgas, Praxair and Messer, are significant customers for our cryogenic bulk storage systems. On a worldwide basis, we compete primarily with Taylor-Wharton International or Taylor-Wharton and CVA/INOX in this product area. In the European and Asian markets, we compete with several suppliers owned by the global industrial gas producers as well as independent regional suppliers such as VRV, Aritas and Sanctum.

Cryogenic Packaged Gas Systems

We are a leading supplier of cryogenic packaged gas systems of various sizes ranging from 160 liters to 3,000 liters. Cryogenic liquid cylinders are used extensively in the packaged gas industry to allow smaller quantities of liquid to be easily delivered to the customers of industrial gas distributors on a full-for-empty or fill-on-site basis. Principal customers for our liquid cylinders are the same global industrial gas producers and the North American industrial gas distributors who purchase our cryogenic bulk storage systems. We compete on a worldwide basis primarily with Taylor-Wharton and Beijing Tenhai Industrial Cylinders in this product area. We have developed two technologies in the packaged gas product area: ORCA Micro-Bulk systems and Tri-fecta® Laser Gas assist systems. ORCA Micro-Bulk systems bring the ease of use and distribution economics of bulk gas supply to customers formerly supplied by high pressure or cryogenic liquid cylinders. The ORCA Micro-Bulk system is the leader in this growing product line. The Tri-fecta® Laser Gas assist system was developed to meet the "assist gas" performance requirements for new high powered lasers being used in the metal fabrication industry.

Cryogenic Systems and Components

Our line of cryogenic components, including VIP, engineered bulk gas installations, specialty liquid nitrogen, or LN2, end-use equipment and cryogenic flow meters are recognized in the market for their reliability, quality and performance. These products are sold to industrial gas producers, as well as to a diverse group of distributors, resellers and end users. We compete with a number of suppliers of cryogenic systems and components, including Acme Cryogenics, Vacuum Barrier Corporation and others. Additionally, in 2010 we completed the acquisition of Cryotech which is a manufacturer of LN2 dosing systems for food and beverage packaging applications located in San Jose, California. Cryotech expands our expertise in LN2 end use applications and distributes its products globally.

LNG Applications

We supply cryogenic solutions for the storage, distribution, vaporization, and application of LNG. LNG may be utilized as a primary source of heat or power at industrial or residential complexes located away from a natural gas pipeline. LNG may also be used for peak shaving or as a backup supply at remote locations. We refer to our LNG distribution products as a "Virtual Pipeline" as the natural gas pipeline is replaced with cryogenic distribution to deliver the gas to the end user. We supply cryogenic trailers, bulk storage tanks, tap-off facilities, and vaporization equipment specially configured for LNG into Virtual Pipeline applications. LNG may also be used as a fuel to power vehicles or ships. LNG vehicle fueling applications consist of LNG and liquid/compressed natural gas refueling systems for centrally fueled fleets of vehicles, trucks, and ships powered by natural gas, such as fleets operated by metropolitan transportation authorities, refuse haulers and heavy-duty truck fleets. We sell LNG applications around the world from all D&S facilities to numerous end users, energy companies, and gas distributors. Competition for LNG applications is based primarily on product design, customer support and service, dependability and price. Our competitors tend to be regionally focused or product specific while Chart is able to supply a broad range of solutions required by LNG applications.

Beverage Liquid CO_2 Systems

This product line consists primarily of vacuum insulated, bulk liquid CO_2 containers used for beverage carbonation in restaurants, convenience stores and cinemas, in sizes ranging from 100 pounds to 750 pounds of liquid CO_2 storage. We also manufacture and market non-insulated, bulk fountain syrup containers for side-by-side installation with our CO_2 systems. Our beverage systems are sold to national restaurant chains, soft drink companies and CO_2 distributors. Our primary competitors for bulk liquid CO_2 beverage delivery systems are Taylor-Wharton and other producers of high-pressure gaseous CO_2 cylinders.

Cryogenic Services

We operate locations in the United States and Europe providing installation, service, repair and maintenance of cryogenic products including storage tanks, liquid cylinders, cryogenic trailers, cryogenic railcars, cryogenic pumps, cryogenic flow meters and VIP. In 2010, we opened a comprehensive service facility in McCarran, Nevada that allows us to provide a full range of repair services for equipment located west of the Rocky Mountains.

BioMedical Segment

The BioMedical segment, which accounted for 25% of our sales for the year ended December 31, 2011, consists of various product lines built around our core competencies in cryogenics and pressure swing adsorption, but with a focus on the respiratory and biological users of the liquids and gases instead of the large producers and distributors of cryogenic liquids. Our products in the BioMedical segment include the following:

Respiratory Products

Our respiratory oxygen product line is comprised of a range of medical respiratory products, including liquid oxygen systems and ambulatory oxygen systems, both of which are used primarily for the in-home supplemental oxygen treatment of patients with chronic obstructive pulmonary diseases, such as bronchitis, emphysema and asthma. We further expanded our respiratory product offering in 2010 by acquiring SeQual Technologies, Inc., which designs, manufactures, and services transportable oxygen concentrators, and emergency medical products.

Individuals for whom supplemental oxygen is prescribed generally receive an oxygen system from a home healthcare provider, medical equipment dealer, or gas supplier. The provider or physician usually selects which type of oxygen system that is provided to its customers: liquid oxygen systems, transportable oxygen concentrators, portable oxygen concentrators, stationary concentrators or high-pressure oxygen cylinders. Physicians generally believe that increased patient ambulation offers greater long-term therapeutic benefits which can be provided by liquid oxygen, transportable, and portable oxygen concentrators.

We believe that competition for our respiratory product is based primarily upon product quality, performance, reliability, ease-of-use and price, and we focus our marketing strategies on these considerations. Furthermore, competition also includes the impact of other modalities in the broader respiratory industry.

Cold Storage Systems

This product line consists of vacuum insulated containment vessels for the storage of biological materials. The primary applications for this product line include medical laboratories, biotech/pharmaceutical, research facilities, blood and tissue banks, veterinary laboratories, large-scale repositories and artificial insemination, particularly in the beef and dairy industry.

The significant competitors for biological storage systems include a few large companies worldwide, such as Taylor-Wharton, Air Liquide and Ind-Burma Petroleum Company, or IBP. These products are sold through multiple channels of distribution specifically applicable to each industry sector. The distribution channels range from highly specialized cryogenic storage systems providers to general supply and catalogue distribution operations to breeding service providers. Historically, competition in this field has been focused on design, reliability and price. Alternatives to vacuum insulated containment vessels include mechanical, electrically powered refrigeration.

Domestic and Foreign Operations

Financial and other information regarding domestic and foreign operations is located in Note K of the notes to Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Additional information regarding risks attendant to foreign operations is set forth in Item 7A of this Annual Report on Form 10-K under the caption "Quantitative and Qualitative Disclosures About Market Risk" and Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation".

Engineering and Product Development

Our engineering and product development activities are focused primarily on developing new and improved solutions and equipment for the users of cryogenic liquids. Our engineering, technical and marketing employees actively assist customers in specifying their needs and in determining appropriate products to meet those needs. Portions of our engineering expenditures typically are charged to customers, either as separate items or as components of product cost.

Competition

We believe we can compete effectively around the world and that we are a leading competitor in our markets. Competition is based primarily on performance and the ability to provide the design, engineering and manufacturing capabilities required in a timely and cost-efficient manner. Contracts are usually awarded on a competitive bid basis. Quality, technical expertise and timeliness of delivery are the principal competitive factors within the industry. Price and terms of sale are also important competitive factors. Because independent third-party prepared market share data is not available, it is difficult to know for certain our exact position in our markets, although we believe we rank among the leaders in each of the markets we serve. We base our statements about industry and market positions on our reviews of annual reports and published investor presentations of our competitors and augment this data with information received by marketing consultants conducting competition interviews and our sales force and field contacts. For information concerning competition within a specific segment of the Company's business, see descriptions provided under segment captions herein.

Marketing

We market our products and services throughout the world primarily through direct sales personnel and independent sales representatives and distributors. The technical and custom design nature of our products requires a professional, highly trained sales force. While each salesperson and sales representative is expected to develop a highly specialized knowledge of one product or group of products within one of our segments, each salesperson and certain sales representatives are able to sell many products from different segments to a single customer. We use independent sales representatives and distributors to market our products and services in certain foreign countries and in certain North American markets. These independent sales representatives supplement our direct sales force in dealing with language and cultural matters. Our domestic and foreign independent sales representatives earn commissions on sales, which vary by product type.

Backlog

The dollar amount of our backlog as of December 31, 2011, 2010 and 2009 was $489.1 million, $236.4 million and $185.1 million, respectively. Approximately 7% of the December 31, 2011 backlog is expected to be filled beyond 2012. Backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue under the percentage of completion method or based upon shipment. Backlog can be significantly affected by the timing of orders for large products, particularly in the E&C segment, and the amount of backlog at December 31, 2011 described above is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Orders included in our backlog may include customary cancellation provisions under which the customer could cancel all or part of the order, potentially subject to the payment of certain costs and/or penalties. For further information about our backlog, including backlog by segment, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Customers

We sell our products primarily to gas producers, distributors and end-users across the industrial gas, hydrocarbon and chemical processing and biomedical industries in countries throughout the world. Sales to our top ten customers accounted for 36%, 38% and 47% of consolidated sales in 2011, 2010 and 2009, respectively. No single customer exceeded 10% of consolidated sales in 2011. Our sales to particular customers fluctuate from period to period, but the global producers and distributors of hydrocarbon and industrial gases and their suppliers tend to be a consistently large source of revenue for us. Our supply contracts are generally contracts for "requirements" only. While our customers may be obligated to purchase a certain percentage of their supplies from us, there are generally no minimum requirements. Also, many of our contracts may be canceled on as little as one month's notice. To minimize credit risk from trade receivables, we review the financial condition of potential customers in relation to established credit requirements before sales credit is extended and monitor the financial condition of customers to help ensure timely collections and to minimize losses. In addition, for certain domestic and foreign customers, particularly in the E&C segment, we require advance payments, letters of credit and other such guarantees of payment. Certain customers also require us to issue letters of credit or performance bonds, particularly in instances where advance payments are involved, as a condition of placing the order. We believe our relationships with our customers are generally good.

Intellectual Property

Although we have a number of patents, trademarks and licenses related to our business, no one of them or related group of them is considered by us to be of such importance that its expiration or termination would have a material adverse effect on our business. In general, we depend upon technological capabilities, manufacturing quality control and application of know-how, rather than patents or other proprietary rights, in the conduct of our business.

Raw Materials and Suppliers

We manufacture most of the products we sell. The raw materials used in manufacturing include aluminum products (including sheets, bars, plate and piping), stainless steel products (including sheets, plates, heads and piping), palladium oxide, carbon steel products (including sheets, plates and heads), valves and gauges and fabricated metal components. Most raw materials are available from multiple sources of supply. We believe our relationships with our raw material suppliers and other vendors are generally good. Raw material prices have remained fairly stable during 2011, and we expect them to remain stable during 2012. Subject to certain risks related to our suppliers as discussed under Item 1A. "Risk Factors," we foresee no acute shortages of any raw materials that would have a material adverse effect on our operations.

Employees

As of January 31, 2012, we had 3,831 employees, including 2,098 domestic employees and 1,733 international employees. These employees consisted of 1,849 salaried, 346 bargaining unit hourly and 1,636 non-bargaining unit hourly.

We are a party to one collective bargaining agreement with the International Association of Machinists and Aerospace Workers covering 346 employees at our La Crosse, Wisconsin heat exchanger facility. On February 6, 2010, we entered into a three-year agreement to replace the previous agreement, which expired at that time.

Environmental Matters

Our operations have historically included and currently include the handling and use of hazardous and other regulated substances, such as various cleaning fluids used to remove grease from metal, that are subject to federal, state and local environmental laws and regulations. These regulations impose limitations on the discharge of pollutants into the soil, air and water, and establish standards for their handling, management, use, storage and disposal. We monitor and review our procedures and policies for compliance with environmental laws and regulations. Our management is familiar with these regulations and supports an ongoing program to maintain our adherence to required standards.

We are involved with environmental compliance, investigation, monitoring and remediation activities at certain of our owned or formerly owned manufacturing facilities and at one owned facility that is leased to a third party. We believe that we are currently in substantial compliance with all known environmental regulations. We accrue for certain environmental remediation-related activities for which commitments or remediation plans have been developed or for which costs can be reasonably estimated. These estimates are determined based upon currently available facts regarding each facility. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 16 years as ongoing costs of remediation programs. Although we believe we have adequately provided for the cost of all known environmental conditions, additional contamination, the outcome of disputed matters or changes in regulatory posture could result in more costly remediation measures than budgeted, or those we believe are adequate or required by existing law. We believe that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.

Available Information

Additional information about the Company is available at http://www.chartindustries.com. On the Investor Relations page of the website, the public may obtain free copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable following the time that they are filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Additionally, the Company has posted its Code of Ethical Business Conduct and Officer Code of Ethics on its website, which are also available free of charge to any shareholder interested in obtaining a copy. This Form 10-K and reports filed with the SEC are also accessible through the SEC's website at www.sec.gov.

Item 1A. ***Risk Factors.***

Investing in our common stock involves risk. You should carefully consider the risks described below as well as the other information contained in this Annual Report on Form 10-K in evaluating your investment in us. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be harmed materially. Additional risks, uncertainties and other factors that are not currently known to us or that we believe are not currently material may also adversely affect our business, financial condition, operating results or cash flows. In any of these cases, you may lose all or part of your investment in us.

Risks Related to our Business

The markets we serve are subject to cyclical demand and vulnerable to economic downturn, which could harm our business and make it difficult to project long-term performance.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users, in particular those customers in the global hydrocarbon and industrial gas markets. These customers' expenditures historically have been cyclical in nature and vulnerable to economic downturns. Decreased capital and maintenance spending by these customers could have a material adverse effect on the demand for our products and our business, financial condition and results of operations. In addition, this historically cyclical demand limits our ability to make accurate long-term predictions about the performance of our company. Even if demand improves, it is difficult to predict whether any improvement represents a long-term improving trend or the extent or timing of improvement. There can be no assurance that historically improving cycles are representative of actual future demand.

While we experienced growth in demand from 2003 until mid-2008 in the global hydrocarbon and industrial gas markets, we experienced a significant decline in orders from mid-2008 until mid-2009. Since that time there has been improvement in orders for our businesses, particularly throughout 2011, but we cannot predict whether business performance may be better or worse in the future.

The loss of, or significant reduction or delay in, purchases by our largest customers could reduce our revenues and profitability.

A small number of customers has accounted for a substantial portion of our historical net sales. For example, sales to our top ten customers accounted for 36%, 38% and 47% of consolidated sales in 2011, 2010 and 2009, respectively. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. While our sales to particular customers fluctuate from period to period, the global producers and distributors of hydrocarbon and industrial gases and their suppliers tend to be a consistently large source of revenue for us.

The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Decreases in energy prices may decrease demand for some of our products and cause downward pressure on the prices we charge, which could harm our business, financial condition and results of operations.

A significant amount of our sales are to customers in the energy production and supply industry. We estimate that 48% of our revenue for the year ended December 31, 2011 was generated by end-users in the energy industry. Accordingly, demand for a significant portion of our products depends upon the level of capital expenditures by companies in the oil and gas industry, which depends, in part, on energy prices. While some applications for our products could see greater demand if prices for natural gas remain relatively low compared to oil prices, a sustained decline in energy prices generally and a resultant downturn in energy production activities could negatively affect the capital expenditures of our customers. Any significant decline in the capital expenditures of our customers, whether due to a decrease in the market price of energy or otherwise, may decrease demand for our products and cause downward pressure on the prices we charge. Accordingly, if there is a downturn in the energy production and supply industry, our business, financial condition and results of operations could be adversely affected.

Governmental energy policies could change, or expected changes could fail to materialize, which could adversely affect our business or prospects.

Energy policy can develop rapidly in the markets we serve, including the United States. Within the last few years, significant developments have taken place, primarily in international markets that we serve with respect to energy policy and related regulations. We anticipate that energy policy will continue to be an important regulatory priority globally as well as on a national, state and local level. As energy policy continues to evolve, the existing rules and incentives that impact the energy-related segments of our business may change. It is difficult, if not impossible, to predict whether changes in energy policy might occur in the future and the timing of potential changes and their impact on our business. The elimination or reduction of favorable policies for our energy-related business, or the failure to adopt expected policies that would benefit our business, could negatively impact our revenues and profitability. For example, China's 12th Five-Year Plan promotes the use of natural gas by mandating an increase of gas as a percentage of energy consumption from less that 4% to over 8%. Our business prospects in China could be harmed if China changed this policy or the mandate is not otherwise achieved.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related regulatory action or litigation could result in increased costs and additional operating restrictions or delays for our customers, which could negatively impact our business, financial condition and results of operations.

We supply equipment to companies that process, transport and utilize natural gas, many of which benefit from increased natural gas production resulting from hydraulic fracturing in the oil and natural gas industry. As a result, increased regulation of hydraulic fracturing may adversely impact our business, financial condition and results of operations. Currently, hydraulic fracturing generally is exempt from federal regulation and is typically regulated by state or local governmental authorities. Recently, however, federal agencies such as the U.S. Environmental Protection Agency and a subcommittee of the Secretary of Energy Advisory Board of the U.S. Department of Energy, have undertaken studies on the safety and environmental impact of hydraulic fracturing. These studies, depending on their results, could spur initiatives to regulate hydraulic fracturing under the federal Safe Drinking Water Act or otherwise. Legislation is currently before Congress to provide for federal regulation of hydraulic fracturing under the Safe Drinking Water Act and to require disclosure of the chemicals used in the hydraulic fracturing process. If this or similar legislation becomes law, the legislation could establish an additional level of regulation that may lead to additional permitting requirements or other operating restrictions, making it more difficult to complete natural gas wells in shale formations. This could increase our customers' costs of compliance and doing business or otherwise adversely affect the hydraulic fracturing services they perform, which may negatively impact natural gas production and demand for our equipment used in the natural gas industry.

In addition, various state, local and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. For example, Wyoming, Colorado, Arkansas, Louisiana, Michigan, Montana, Texas and Pennsylvania have imposed disclosure requirements on hydraulic fracturing well owners and operators.

Furthermore, heightened political, regulatory and public scrutiny of hydraulic fracturing practices could potentially expose our customers to increased legal and regulatory proceedings, which could negatively impact natural gas production and demand for our equipment used in the natural gas industry. Any such developments could have a material adverse effect on our business, financial condition and results of operations, whether directly or indirectly.

We may be unable to compete successfully in the highly competitive markets in which we operate.

Although many of our products serve niche markets, a number of our direct and indirect competitors in these markets are major corporations, some of which have substantially greater technical, financial and marketing resources than Chart, and other competitors enter these markets from time to time. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales and earnings. Companies, or their divisions, that operate in our industry include Air Products, Kobe, Linde, Fives Nordon, Sumitomo, CVA and Taylor-Wharton. Additionally, we compete with several suppliers owned by global industrial gas producers and many smaller fabrication-only facilities around the world. Increased competition with these companies could prevent the institution of price increases or could require price reductions or increased spending on research and development, and marketing and sales, any of which could materially reduce our revenues, profitability or both. Moreover, during an industry downturn, competition in some of the product lines we serve increases as a result of over-capacity, which may result in downward pricing pressure. Further, customers who typically outsource their need for cryogenic systems to us may use their excess capacity to produce such systems themselves. We also compete in the sale of a limited number of products with certain of our major customers. If we are unable to compete successfully, our results of operations, cash flows and financial condition could be negatively affected.

Downturns in economic and financial conditions have had and may have in the future a negative effect on our business, financial condition and results of operations.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users. While general economic conditions improved throughout 2011 and continue to improve in 2012 in many parts of the world, there has been economic weakness in Europe and a downturn in economic conditions there or elsewhere may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase. Similarly, our suppliers may not be able to supply us with needed raw materials or components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, or fulfill our contractual obligations or could affect our gross margins. See "We depend on the availability of certain key suppliers; if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply" below. We cannot predict the timing or duration of negative market conditions. If the economy or markets in which we operate deteriorate or financial markets weaken, our business, financial condition and results of operations could be adversely impacted.

Our exposure to fixed-price contracts, including exposure to fixed pricing on long-term customer contracts, could negatively impact our financial results.

A substantial portion of our sales has historically been derived from fixed-price contracts for large system projects, which may involve long-term fixed price commitments to customers which are sometimes difficult to execute. We have experienced difficulties in executing large contracts of this kind in the past, including cost overruns, storm damage, supplier failures and customer disputes.

To the extent that any of our fixed-price contracts are delayed, our subcontractors fail to perform, contract counterparties successfully assert claims against us, the original cost estimates in these or other contracts prove to be inaccurate or the contracts do not permit us to pass increased costs on to our customers, profitability from a particular contract may decrease or project losses may be incurred, which, in turn, could decrease our revenues and overall profitability. The uncertainties associated with our fixed-price contracts make it more difficult to predict our future results and exacerbate the risk that our results will not match expectations, which has happened in the past.

We depend on the availability of certain key suppliers; if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply.

The cost, quality and availability of raw materials and certain specialty metals used to manufacture our products are critical to our success. The materials and components we use to manufacture our products are sometimes custom made and may be available only from a few suppliers, and the lead times required to obtain these materials and components can often be significant. We rely on sole suppliers or a limited number of suppliers for some of these materials, including special grades of aluminum used in our brazed aluminum heat exchangers. While we have not historically encountered problems with availability, this does not mean that we will continue to have timely access to adequate supplies of essential materials and components in the future or that supplies of these materials and components will be available on satisfactory terms when needed. If our vendors for these materials and components are unable to meet our requirements, fail to make shipments in a timely manner or ship defective materials or components, we could experience a shortage or delay in supply or fail to meet our contractual requirements, which would adversely affect our results of operations and negatively impact our cash flow and profitability.

Our backlog is subject to modification or termination of orders, which could negatively impact our sales.

Our backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue. The dollar amount of backlog as of December 31, 2011 was $489.1 million. Our backlog can be significantly affected by the timing of orders for large products, particularly in our E&C segment, and the amount of our backlog at December 31, 2011 is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Although historically the amount of modifications and terminations of our orders has not been material compared to our total contract volume and is partially offset by cancellation penalties, customers can, and sometimes do, terminate or modify these orders. We cannot predict whether cancellations will accelerate or diminish in the future. Cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog and, consequently, our future sales. Our failure to replace canceled or reduced backlog could negatively impact our sales and results of operations.

If we are unable to successfully manage our planned operational expansions, it may place a significant strain on our management and administrative resources and lead to increased costs and reduced profitability.

We expect to continue to expand our operations, particularly in China and the United States, in markets where we perceive the opportunity for profitable expansion. Our ability to operate our business successfully and implement our strategies depends, in part, on our ability to allocate our resources optimally in each of our facilities in order to maintain efficient operations as we expand. Ineffective management of our growth could cause manufacturing inefficiencies, increase our operating costs, place significant strain on our management and administrative resources and prevent us from implementing our business plan.

For example, we have invested or plan to invest approximately $35 to $40 million in new capital expenditures in 2012 related to the expected growth of selective parts of each of BioMedical, E&C and D&S segments. If we fail to implement these projects in a timely and effective manner, we may lose the opportunity to obtain some customer orders. Even if we effectively implement these projects, the orders needed to support the capital expenditure may not be obtained, may be delayed, or may be less than expected, which may result in sales or profitability at lower levels than anticipated. For example, while we invested significantly in the expansion of our E&C segment in recent years, we experienced delay in some of the orders initially anticipated to support the cold box portion of that expansion, which resulted in the underutilization of some of our capacity. In addition, potential cost overruns, delays or unanticipated problems in any capital expansion could make the expansion more costly than originally predicted or cause us to miss windows of opportunity.

Health care reform or other changes in government and other third-party payor reimbursement levels and practices could negatively impact our revenues and profitability.

Acquisitions by our BioMedical segment have significantly increased the size and impact on our financial results of our respiratory products business. Many of our BioMedical segment's customers are reimbursed for products and services by third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs in the U.S, and by similar programs and entities in the other countries in which we operate or sell our equipment. In the United States, the Centers for Medicare & Medicaid Services (CMS), the agency responsible for administering the Medicare program, implemented a number of payment rules that reduced Medicare payments for oxygen and oxygen equipment, including a competitive bidding program effective January 1, 2011. Under the competitive bidding program, CMS selected contract suppliers that agreed to receive as payment the "single payment amount" calculated by CMS in certain geographic regions. If third-party payors deny coverage, make the reimbursement process or documentation requirements more uncertain or reduce levels of reimbursement, it could negatively affect our revenues and profitability.

In March 2010, significant reforms to the healthcare system were adopted in the United States. The new law includes provisions that, among other things, reduce and/or limit Medicare reimbursement, require all individuals to have health insurance (with limited exceptions) and impose new and/or increased taxes. Specifically, the law imposes a 2.3% excise tax on U.S. sales of most medical devices beginning in 2013 which will impact certain of our BioMedical sales. In addition, the new law requires CMS to nationalize the competitive bidding process or adjust the prices in non-competitive bidding areas to match competitive bidding prices. Various healthcare reform proposals have also emerged at the state level. The new law and these proposals could impact the demand for our products or the prices at which we sell our products. In addition, the excise tax could increase our cost of doing business. The impact of this law and these proposals could have a material adverse effect on our business, results of operations and/or financial condition.

As a global business, we are exposed to economic, political and other risks in different countries which could materially reduce our revenues, profitability or cash flows, or materially increase our liabilities.

Since we manufacture and sell our products worldwide, our business is subject to risks associated with doing business internationally. In 2011, 2010 and 2009, 58%, 57% and 59%, respectively, of our sales were made in international markets. Our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates;
- exchange controls and currency restrictions;
- changes in a specific country's or region's political, social or economic conditions, particularly in emerging markets;
- civil unrest, turmoil or outbreak of disease in any of the countries in which we operate or sell our products;
- tariffs, other trade protection measures and import or export licensing requirements;
- potentially negative consequences from changes in U.S. and international tax laws;
- difficulty in staffing and managing geographically widespread operations;
- differing labor regulations;

- requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- different regulatory regimes controlling the protection of our intellectual property;
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;
- restrictions on our ability to repatriate dividends from our foreign subsidiaries;
- difficulty in collecting international accounts receivable;
- difficulty in enforcement of contractual obligations under non-U.S. law;
- transportation delays or interruptions;
- changes in regulatory requirements; and
- the burden of complying with multiple and potentially conflicting laws.

For example, the European sovereign debt crisis has negatively affected economic conditions in Europe and globally. If the European sovereign debt crisis continues or deepens, economic conditions in Europe may further deteriorate. In that case, our business in Europe and elsewhere, as well as the businesses of our customers and suppliers, may be adversely affected.

Our international operations and sales also expose us to different local political and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations and we have to design local solutions to manage credit and legal risks of local customers and distributors, which may not be effective. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.

International growth and expansion into emerging markets, such as China, Central and Eastern Europe, India, the Middle East and Latin America, may cause us difficulty due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems and conditions, and significant competition from the primary participants in these markets, some of which may have substantially greater resources than us. For example, unstable political conditions or civil unrest, including the recent political instability in North Africa and the Middle East that began in 2010, could negatively impact our order levels and sales in a region or our ability to collect receivables from customers or operate or execute projects in a region.

Our international operations and transactions also depend upon favorable trade relations between the United States and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance, government subsidies or other trade policies, may adversely affect our ability to sell our products or do business in foreign markets. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our revenues, profitability or cash flows, or cause an increase in our liabilities.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies.

A component of our business strategy is the acquisition of businesses that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. In addition, any acquisitions of businesses with foreign operations or sales may increase our exposure to risks inherent in doing business outside the United States.

From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. If a large acquisition opportunity arises and we proceed, a substantial portion of our cash and surplus borrowing capacity could be used for the acquisition or we may seek additional debt or equity financing.

Potential acquisition opportunities become available to us from time to time, and we engage periodically in discussions or negotiations relating to potential acquisitions, including acquisitions that may be material in size or scope to our business. Any acquisition may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

- Any business acquired may not be integrated successfully and may not prove profitable;
- The price we pay for any business acquired may overstate the value of that business or otherwise be too high;
- Liabilities we take on through the acquisition may prove to be higher than we expected;
- We may fail to achieve acquisition synergies; or
- The focus on the integration of operations of acquired entities may divert management's attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

Fluctuations in exchange and interest rates may affect our operating results and impact our financial condition.

Fluctuations in the value of the U.S. dollar may increase or decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. We also bid for certain foreign projects in U.S. dollars or euros. If the U.S. dollar or euro strengthens relative to the value of the local currency, we may be less competitive on those projects. In addition, our debt service requirements are primarily in U.S. dollars and a portion of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could impair our cash flow and financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period. For example, we have material euro-denominated net monetary assets and liabilities. If the European sovereign debt crisis leads to a significant devaluation of the euro, the value of our euro-denominated net monetary assets and liabilities would be correspondingly reduced when translated into U.S. dollars for inclusion in our financial statements. Similarly, the re-introduction of certain individual country currencies or the complete dissolution of the euro, could adversely affect the value of our euro-denominated net monetary assets and liabilities. In either case, our business, results of operations, financial condition and liquidity could be materially adversely affected.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the functional currency of the transacting entity. Given the volatility of exchange rates, we may not be able to effectively manage our currency and/or translation risks. Volatility in currency exchange rates may decrease our revenues and profitability and impair our financial condition. We have purchased and may continue to purchase foreign currency forward buy and sell contracts to manage the risk of adverse currency fluctuations and if the contracts are inconsistent with currency trends we could experience exposure related to foreign currency fluctuations.

We are also exposed to general interest rate risk. If interest rates increase, our interest expense could increase significantly, affecting earnings and reducing cash flow available for working capital, capital expenditures, acquisitions, and other purposes. In addition, changes by any rating agency to our outlook or credit ratings could increase our cost of borrowing.

We are subject to potential insolvency or financial distress of third parties.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us or we may have to write off receivables in the case of customer failures to pay. If this happens, whether as a result of the insolvency or financial distress of a third party or otherwise, we may incur losses, or our results of operations, financial position or liquidity could otherwise be adversely affected.

If we lose our senior management or other key employees, our business may be adversely affected.

Our ability to successfully operate and grow our business and implement our strategies is largely dependent on the efforts, abilities and services of our senior management and other key employees. Our future success will also depend on, among other factors, our ability to attract and retain qualified personnel, such as engineers and other skilled labor, either through direct hiring or the acquisition of other businesses employing such professionals. Our products, many of which are highly engineered, represent specialized applications of cryogenic low temperature or gas processing technologies and know-how, and many of the markets we serve represent niche markets for these specialized applications. Accordingly, we rely heavily on engineers, salespersons, business unit leaders, senior management and other key employees who have experience in these specialized applications and are knowledgeable about these niche markets, our products, and our company. Additionally, we may modify our management structure from time to time or substantially reduce our overall workforce as we did in certain sectors of our business during the recent economic downturn, which may create marketing, operational and other business risks. The loss of the services of these senior managers or other key employees or the failure to attract or retain other qualified personnel could reduce the competitiveness of our business or otherwise impair our business prospects.

Fluctuations in the prices and availability of raw materials could negatively impact our financial results.

The pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, increase the short-term or long-term costs of raw materials.

The commodity metals we use, including aluminum and stainless steel, have experienced significant fluctuations in price in recent years. On average, over half of our cost of sales for many of our product lines has historically been represented by the cost of commodities metals. We have generally been able to recover the cost increases through price increases to our customers; however, during periods of rising prices of raw materials, we may not always be able to pass increases on to our customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could result in lower revenues and profitability.

If we are unable to effectively control our costs while maintaining our customer relationships and core resources, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic fluctuation on our operations, and in particular, to continue to maintain our customer relationships, core resources and manufacturing capacity while protecting profitability and cash flow. If we are unable to align our cost structure in response to prevailing economic conditions on a timely basis, or if implementation or failure to implement any cost structure adjustments has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

Due to the nature of our business and products, we may be liable for damages based on product liability and warranty claims.

Due to the high pressures and low temperatures at which many of our products are used, the inherent risks associated with concentrated industrial and hydrocarbon gases, and the fact that some of our products are relied upon by our customers or end users in their facilities or operations, or are manufactured for relatively broad industrial, transportation or consumer use, we face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage or economic loss. We believe that we meet or exceed existing professional specification standards recognized or required in the industries in which we operate. We are subject to claims from time to time, some of which are substantial but none of which historically have had a material adverse effect on our financial condition or results of operations, and we may be subject to claims in the future. For example, we have been subject to assertions that failure of our equipment has caused substantial property damage and economic loss at facilities owned by customers or third parties, including a natural gas processing plant fire where the performance of our equipment is being investigated and end user losses could approach or exceed $30 million, responsibility for which we vigorously dispute. Although we currently maintain product liability coverage, which we believe is adequate for the continued operation of our business, such insurance may become difficult to obtain or be unobtainable in the future on terms acceptable to us, it includes customary exclusions and conditions, it may not cover certain specialized applications, such as aerospace-related applications, and it generally does not cover warranty claims. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions or claims resulting from extraordinary loss events, in excess of or outside our insurance coverage, or a significant warranty claim or series of claims against us, could materially decrease our liquidity, impair our financial condition and adversely affect our results of operations.

Some of our products are subject to regulation by the U.S. Food and Drug Administration and other governmental authorities.

Some of our products are subject to regulation by the U.S. Food and Drug Administration and other national, supranational, federal and state governmental authorities. It can be costly and time consuming to obtain regulatory approvals to market a medical device, such as those sold by our BioMedical segment. Approvals might not be granted for new devices on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Our failure to maintain approvals or obtain approval for new products could adversely affect our business, results of operations, financial condition and cash flows.

In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained approval to sell a product. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations is costly and time-consuming, and while we seek to be in full compliance, noncompliance could arise from time to time. If we fail to comply, our operations, financial condition and cash flows could be adversely affected, including through the imposition of fines, costly remediation or plant shutdowns, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval as a result of noncompliance.

We carry goodwill and indefinite-lived intangible assets on our balance sheet, which are subject to impairment testing and could subject us to significant charges to earnings in the future if impairment occurs.

As of December 31, 2011, we had goodwill and indefinite-lived intangible assets of $331.1 million, which represented approximately 28.2% of our total assets. The value of these assets may increase in the future if we complete acquisitions as part of our overall business strategy. Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually on October 1st or more often if events or changes in circumstances indicate a potential impairment may exist. Factors that could indicate that our goodwill or indefinite-lived intangible assets are impaired include a decline in stock price and market capitalization, lower than projected operating results and cash flows, and slower growth rates in our industry. Our stock price historically has fluctuated significantly in response to market and other factors. For example, it declined significantly from mid-2008 to early 2009 and then increased sharply in late 2010. Declines in our stock price in the future could increase the risk of goodwill impairment if the price of our stock does not recover. In order to test goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis to determine whether it is necessary to perform the goodwill impairment test. To test for impairment, a model to estimate the fair market value of our reporting segments has been developed. This fair market value model incorporates our estimates of future operating results and cash flows, estimates of allocations of certain assets and cash flows among reporting segments, estimates of future growth rates and our judgment regarding the applicable discount rates to use to discount those estimated operating results and cash flows. If an impairment is determined to exist, it may result in a significant non-recurring non-cash charge to earnings and lower stockholders' equity.

We may be required to make material expenditures in order to comply with environmental, health and safety laws and climate change regulations, or incur additional liabilities under these laws and regulations.

We are subject to numerous environmental, health and safety laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection and various health and safety matters, including the discharge of pollutants in the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous materials and wastes, the investigation and remediation of soil and groundwater affected by hazardous substances and the requirement to obtain and maintain permits and licenses. These laws and regulations often impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up our, or our predecessors', past or present facilities and third party disposal sites. Compliance with these laws generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storing and disposing waste, and could decrease our liquidity and profitability and increase our liabilities. Health and safety and other laws in the jurisdictions in which we operate impose various requirements on us including state licensing requirements that may benefit our customers. If we are found to have violated any of these laws, we may become subject to corrective action orders and fines or penalties, and incur substantial costs, including substantial remediation costs and commercial liability to our customers. Further, we also could be subject to future liability resulting from conditions that are currently unknown to us that could be discovered in the future.

We are currently remediating or developing work plans for remediation of environmental conditions involving certain current or former facilities. For example, the discovery of contamination arising from historical industrial operations at our Clarksville, Arkansas property, which is currently being leased to a third party business, has exposed us, and in the future may continue to expose us, to remediation obligations. We have also been subject to environmental liabilities for other sites where we formerly operated or at locations where we or our predecessors did or are alleged to have operated. To date, our environmental remediation expenditures and costs for otherwise complying with environmental laws and regulations have not been material, but the uncertainties associated with the investigation and remediation of contamination and the fact that such laws or regulations change frequently makes predicting the cost or impact of such laws and regulations on our future operations uncertain. Stricter environmental, safety and health laws, regulations or enforcement policies could result in substantial costs and liabilities to us and could subject us to more rigorous scrutiny. Consequently, compliance with these laws could result in significant expenditures as well as other costs and liabilities that could decrease our liquidity and profitability and increase our liabilities.

There is a growing political and scientific belief that emissions of greenhouse gases alter the composition of the global atmosphere in ways that are affecting the global climate. Various stakeholders, including legislators and regulators, stockholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce greenhouse gas emissions. New regulations could result in product standard requirements for the Company's global businesses but because any impact is dependent on the design of the mandate or standard, the Company is unable to predict its significance at this time. Furthermore, the potential physical impacts of theorized climate change on the Company's customers, and therefore on the Company's operations, are speculative and highly uncertain, and would be particular to the circumstances developing in various geographical regions. These may include changes in weather patterns (including drought and rainfall levels), water availability, storm patterns and intensities, and temperature levels. These potential physical effects may adversely impact the cost, production, sales and financial performance of the Company's operations.

Increases in labor costs, potential labor disputes and work stoppage could materially decrease our revenues and profitability.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of January 31, 2012, we had 3,831 employees, including 1,849 salaried, 346 bargaining unit hourly and 1,636 non-bargaining unit hourly employees. Employees represented by a union are subject to one collective bargaining agreement in the United States that expires in February 2013. We have experienced one work stoppage in 2007. Although we entered into a new labor agreement with our unionized employees at this facility in 2010, if we are unable to enter into new, satisfactory labor agreements with our unionized employees when necessary in the future or other labor controversies or union organizing efforts arise, we could experience a significant disruption to our operations, lose business or experience an increase in our operating expenses, which could reduce our profit margins. Furthermore, increased U.S. federal regulation or significant modifications to existing labor regulations, could potentially increase our labor costs.

Additional liabilities related to taxes, including any new taxes imposed on us as a result of health care reform legislation, could adversely impact our financial results, financial condition and cash flow.

We are subject to tax and related obligations in the jurisdictions in which we operate or do business, including state, local, federal and foreign taxes. The taxing rules of the various jurisdictions in which we operate or do business often are complex and subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, and may assess taxes where we have not made tax filings or may audit the tax filings we have made and assess additional taxes, as they have done from time to time in the past. Some of these assessments may be substantial, and also may involve the imposition of substantial penalties and interest. In addition, governments could impose new taxes on us in the future. For example, health care reform in the United States includes new taxes on manufacturers of medical devices such as the respiratory therapy equipment manufactured by our BioMedical segment. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results of operations, financial condition and cash flow.

Our pension plan is currently underfunded.

Certain U.S. hourly and salaried employees are covered by our defined benefit pension plan. The plan has been frozen since February 2006. As of December 31, 2011, the projected benefit obligation under our pension plan was approximately $49.9 million and the value of the assets of the plan was approximately $34.0 million, resulting in our pension plan being underfunded by approximately $15.9 million. We are also a participant in a multiemployer plan which is underfunded. If the performance of the assets in our pension plan or the multiemployer plan does not meet expectations or if other actuarial assumptions are modified, our required pension contributions for future years could be higher than we expect, which may negatively impact our results of operations, cash flows and financial condition.

If we are unable to continue our technological innovation and successful introduction of new commercial products, our profitability could be adversely affected.

The industries we serve, including the energy, industrial gas and biomedical industries, experience ongoing technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products or respond to industry developments or needs. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technologies or fund and successfully develop, manufacture and market products in this constantly changing environment. We must continue to identify, develop, manufacture and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and competitive position. We may not be successful in acquiring and developing new products or technologies and any of our new products may not be accepted by our customers. If we fail to keep pace with evolving technological innovations in the markets we serve, our profitability may decrease.

Failure to protect our intellectual property and know-how could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant.

We rely on a combination of internal procedures, nondisclosure agreements, intellectual property rights assignment agreements, as well as licenses, patents, trademarks and copyright law to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often require that we provide the potential partner with confidential technical information. While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. In addition, the laws of certain foreign countries in which our products may be sold or manufactured do not protect our intellectual property rights to the same extent as the laws of the United States. For example, we are increasing our manufacturing capabilities and sales in China, where laws may not protect our intellectual property rights to the same extent as in the United States. Failure or inability to protect our proprietary information could result in a decrease in our sales or profitability.

We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. We cannot guarantee that any of our pending applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. A failure to obtain registrations in the United States or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. Further, the protection of our intellectual property may require expensive investment in protracted litigation and the investment of substantial management time and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. The patents in our patent portfolio are scheduled to expire between 2012 and 2031.

In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. We compete in a number of industries (for example, heat exchangers and cryogenic storage) that are small or specialized, which makes it easier for a competitor to monitor our activities and increases the risk that ideas will be stolen. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

We may be subject to claims that our products or processes infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages, modify our products or processes or prevent us from selling our products.

Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, third parties may nevertheless claim (and in the past have claimed) that our processes and products infringe their intellectual property and other rights. For example, our BioMedical business manufactures products for relatively broad consumer use, is actively marketing these products in multiple jurisdictions internationally and risks infringing technologies that may be protected in one or more of these international jurisdictions as the scope of our international marketing efforts expands. Our strategies of capitalizing on growing international demand as well as developing new innovative products across multiple business lines present similar infringement claim risks both internationally and in the United States as we expand the scope of our product offerings and markets. We compete with other companies for contracts in some small or specialized industries, which increases the risk that the other companies will develop overlapping technologies leading to an increased possibility that infringement claims will arise. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management's attention from operating our businesses. In order to resolve such proceedings, we may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename our products successfully.

Our operations could be impacted by the effects of severe weather, which could be more severe than the damage and impact that our Louisiana operations encountered from hurricanes in 2005 and 2008.

Some of our operations, including our operations in New Iberia, Louisiana and Houston, Texas, are located in geographic regions and physical locations that are susceptible to physical damage and longer-term economic disruption from hurricanes or other severe weather. We also could make significant future capital expenditures in hurricane-susceptible or other severe weather locations from time to time. These weather events can disrupt our operations, result in damage to our properties and negatively affect the local economy in which these facilities operate. In September 2008, for example, our New Iberia, Louisiana facility was forced to close as a result of heavy rainfall, evacuations, strong winds and power outages resulting from Hurricane Gustav. Two weeks after Hurricane Gustav, winds and flooding from Hurricane Ike damaged our New Iberia, Louisiana, Houston, Texas and The Woodlands, Texas operations and offices, and those facilities were also closed for a period of time. In 2005, our New Iberia operations encountered damage and were disrupted from the storm surge and flooding caused by Hurricane Rita. Future hurricanes or other severe weather may cause production or delivery delays as a result of the physical damage to the facilities, the unavailability of employees and temporary workers, the shortage of or delay in receiving certain raw materials or manufacturing supplies and the diminished availability or delay of transportation for customer shipments, any of which may have an adverse affect on our revenues and profitability. Additionally, the potential physical impact of theorized climate change could include more frequent and intense storms, which would heighten the risk to our operations in areas that are susceptible to hurricanes and other severe weather. Although we maintain insurance subject to certain deductibles, which may cover some of our losses, that insurance may become unavailable or prove to be inadequate.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act (FCPA) and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Despite our training and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Our continued expansion outside the U.S., including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Increased government regulation could adversely affect our financial results, financial condition and cash flow.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") institutes a wide range of reforms, some of which may impact us. Among other things, the Dodd-Frank Act contains significant corporate governance and executive compensation-related provisions that authorize or require the SEC to adopt additional rules and regulations in these areas. The impact of these provisions on our business is uncertain. The Dodd-Frank Act also provides for new statutory and regulatory requirements for derivative transactions, including foreign exchange and interest rate hedging transactions. Certain transactions will be required to be cleared on exchanges, and cash collateral will be required for those transactions. While the Dodd-Frank Act provides for a potential exception from these clearing and cash collateral requirements for commercial end-users, the exception is subject to future rule making and interpretation by regulatory authorities. We enter into foreign exchange contracts, interest rate swaps and forward contracts from time to time to manage our foreign currency exchange risk, interest rate risk, and exposure to commodity price risk. If, in the future, we are required to provide cash collateral for our hedging transactions, it could reduce our ability to execute strategic hedges. In addition, the contractual counterparties in hedging arrangements will be required to comply with the Dodd-Frank Act's new requirements, which could ultimately result in increased costs of these arrangements.

We are subject to regulations governing the export of our products.

Due to our significant foreign sales, our export activities are subject to regulation, including the U.S. Treasury Department's Office of Foreign Assets Control's regulations. While we believe we are in compliance with these regulations and maintain programs intended to achieve compliance, we may currently or may in the future be in violation of these regulations. Any violations may subject us to government scrutiny, investigation and civil and criminal penalties and may limit our ability to export our products.

As a provider of products to the U.S. government, we are subject to federal rules, regulations, audits and investigations, the violation or failure of which could adversely affect our business.

We sell certain of our products to the U.S. government and, therefore, we must comply with and are affected by laws and regulations governing purchases by the U.S. government. Government contract laws and regulations affect how we do business with our government customers and, in some instances, impose added costs on our business. For example, a violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts or debarment from bidding on contracts. In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions.

Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services.

Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks, products, solutions and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

Risks Related to our Leverage

Our leverage and future debt service obligations could adversely affect our financial condition, limit our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, impact the way we operate our business, expose us to interest rate risk to the extent of our variable rate debt and prevent us from fulfilling our debt service obligations.

We are leveraged and have future debt service obligations. Our financial performance could be affected by our leverage. As of December 31, 2011, our total indebtedness was $234.5 million. In addition, at that date, we had $35.9 million of letters of credit and bank guarantees outstanding and borrowing capacity of approximately $99.1 million under the revolving portion of our senior secured credit facility, after giving effect to the letters of credit and bank guarantees outstanding. While we had $256.9 million in cash at December 31, 2011, which we believe mitigates the risk related to our leverage, there is no assurance that we will continue to be profitable in the future or that we will not use our available cash in ways other than those that reduce our leverage or mitigate the risk related to our leverage. We may also incur additional indebtedness in the future. Our level of indebtedness could have important negative consequences to us and you, including:

- we may have difficulty generating sufficient cash flow to pay interest and satisfy our debt obligations;
- we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;
- we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;
- some of our debt, including our borrowings under our senior secured credit facility, has variable rates of interest, which exposes us to the risk of increased interest rates;
- our debt level increases our vulnerability to general economic downturns and adverse industry conditions;
- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;
- our debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt;
- our customers may react adversely to our debt level and seek or develop alternative suppliers; and
- our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to permit us to pay the principal and interest on our indebtedness or fund our other liquidity needs. In addition, a portion of our indebtedness bears interest at variable rates. If market interest rates increase, debt service on our variable-rate debt will rise, which would adversely affect our cash flow. We may be unable to refinance any of our debt, including our senior secured credit facility or our 2.00% Convertible Senior Subordinated Notes due 2018, on commercially reasonable terms. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our senior secured credit facility restricts our ability to use the proceeds from asset sales. We may be unable to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may be inadequate to meet any debt service obligations then due.

We may still be able to incur substantially more debt. This could further exacerbate the risks that we face.

We may be able to incur substantial additional indebtedness in the future. The terms of our debt instruments do not fully prohibit us from doing so. The revolving credit portion of our senior secured credit facility provides commitments of up to $135.0 million, approximately $99.1 million of which would have been available for future borrowings (after giving effect to letters of credit and bank guarantees outstanding) as of December 31, 2011. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Instruments and Related Covenants." We may also further increase the size of our senior secured credit facility or refinance with higher borrowing limits. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The senior secured credit facility contains a number of restrictive covenants which limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

The senior secured credit facility imposes, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of our subsidiaries to:

- incur additional indebtedness;
- create liens;
- pay dividends and make other distributions in respect of our capital stock;
- redeem or buy back our capital stock;
- make certain investments or certain other restricted payments;
- sell or transfer certain kinds of assets;
- enter into certain types of transactions with affiliates; and
- effect mergers or consolidations.

The senior secured credit facility also requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the senior secured credit facility could:

- limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and
- adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our senior secured credit facility. If an event of default occurs under our senior secured credit facility, which includes an event of default under the indenture governing our 2.00% Convertible Senior Subordinated Notes due 2018, the lenders could elect to:

- declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;
- require us to apply all of our available cash to repay the borrowings; or
- prevent us from making debt service payments on the convertible notes;

any of which could result in an event of default under our convertible notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing.

If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing the senior secured credit facility, which constitutes substantially all of our domestic wholly-owned subsidiaries' assets.

Our 2.00% Convertible Senior Subordinated Notes due 2018 have certain fundamental change and conditional conversion features which, if triggered, may adversely affect our financial condition.

If a fundamental change occurs under our 2.00% Convertible Senior Subordinated Notes due 2018, the holders thereof may require us to purchase for cash any or all of the convertible notes. However, there can be no assurance that we will have sufficient funds at the time of the fundamental change to purchase all of the convertible notes delivered for purchase, and we may not be able to arrange necessary financing on acceptable terms, if at all. Likewise, if one of the conversion contingencies of our convertible notes is triggered, holders of convertible notes will be entitled to convert the convertible notes at any time during specified periods. If one or more holders elect to convert their convertible notes, we would be required to settle any converted principal through the payment of cash, which could adversely affect our liquidity.

We are subject to counterparty risk with respect to the convertible note hedge and capped call transactions associated with our 2.00% Convertible Senior Subordinated Notes due 2018.

The option counterparties for our convertible note hedging arrangements are financial institutions, and we will be subject to the risk that any or all of them might default under the convertible note hedge and capped call transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. Recent global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions, including the bankruptcy filing by Lehman Brothers Holdings Inc. and its various affiliates. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge and capped call transactions with that option counterparty. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

The accounting for our 2.00% Convertible Senior Subordinated Notes due 2018 and the related convertible note hedge, warrant and capped call transactions is subject to uncertainty.

The accounting for convertible notes and the convertible note hedge, warrant and capped call transactions is subject to frequent scrutiny by the accounting regulatory bodies and is subject to change. We cannot predict if or when any such change would be made and it is possible any such change could have an adverse impact on our reported financial results and could adversely affect the market price of our common stock and our financial position and in turn negatively impact the trading price of the convertible notes.

We are a holding company and we may depend upon cash from our subsidiaries to service our debt. If we do not receive cash from our subsidiaries, we may be unable to meet our obligations.

We are a holding company and all of our operations are conducted through our subsidiaries. Accordingly, we may be dependent upon the earnings and cash flows from our subsidiaries to provide the funds necessary to meet our debt service obligations. If we could not have access to the cash flows of our subsidiaries, we may be unable to pay the principal or interest on our debt. In addition, certain of our subsidiaries are holding companies that rely on subsidiaries of their own as a source of funds to meet any obligations that might arise.

Generally, the ability of a subsidiary to make cash available to its parent is affected by its own operating results and is subject to applicable laws and contractual restrictions contained in its debt instruments and other agreements. Moreover, there may be restrictions on payments by our subsidiaries to us under applicable laws, including laws that require companies to maintain minimum amounts of capital, to make payments to shareholders only from profits and restrictions on our ability to repatriate dividends from our foreign subsidiaries. As a result, although our subsidiaries may have cash, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

Risks Related to the Trading Market for Our Common Stock

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and other agreements and in Delaware law may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Therefore, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

In addition, the terms of our 2.00% Convertible Senior Subordinated Notes may require us to purchase these convertible notes for cash in the event of a takeover of our Company. The indenture governing the convertible senior notes also prohibits us from engaging in certain mergers or acquisition unless, among other things, the surviving entity assumes our obligations under the convertible notes. These and other provisions applicable to the convertible notes may have the effect of increasing the cost of acquiring us or otherwise discourage a third party from acquiring us.

The issuance of common stock upon conversion of our 2.00% Convertible Senior Subordinated Notes due 2018 could cause dilution to the interests of our existing stockholders.

As of December 31, 2011, we had $250.0 million aggregate principal amount of convertible notes outstanding. Prior to the close of business on the business day immediately preceding May 1, 2018, the convertible notes will be convertible only upon satisfaction of certain conditions. Holders may convert their convertible notes at their option at any time after May 1, 2018. We will settle conversions of convertible notes by paying cash up to the aggregate principal amount of the convertible notes to be converted and paying or delivering, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The number of shares issued could be significant and such an issuance could cause significant dilution to the interests of the existing stockholders.

Our common stock has experienced, and may continue to experience, price volatility.

Our common stock has at times experienced substantial price volatility as a result of many factors, including the general volatility of stock market prices and volumes, changes in securities analysts' estimates of our financial performance, variations between our actual and anticipated financial results, fluctuations in order or backlog levels, changes in accounting policies or procedures as have been required by the Financial Accounting Standards Board or other regulatory agencies, or uncertainty about current global economic conditions. For these reasons, among others, the price of our stock may continue to fluctuate.

Item 1B. *Unresolved Staff Comments*

Not Applicable.

Item 2. *Properties*

We occupy 33 principal facilities totaling approximately 2.8 million square feet, with the majority devoted to manufacturing, assembly and storage. Of these manufacturing facilities, approximately 2.1 million square feet are owned and 0.7 million square feet are occupied under operating leases. We lease approximately 17,500 square feet for our corporate office in Garfield Heights, Ohio. Our major owned facilities in the United States are subject to mortgages securing our senior secured credit facility.

The following table sets forth certain information about significant facilities occupied by us as of January 31, 2012:

Location	Segment	Square Feet	Ownership	Use
La Crosse, Wisconsin	Energy & Chemicals	170,000	Owned	Manufacturing/Office
New Iberia, Louisiana	Energy & Chemicals	62,400	Leased	Manufacturing
The Woodlands, Texas	Energy & Chemicals	29,000	Leased	Office
Tulsa, Oklahoma	Energy & Chemicals	58,500	Owned	Manufacturing/Office
Tulsa, Oklahoma	Energy & Chemicals	140,000	Leased	Manufacturing/Office
Tulsa, Oklahoma	Energy & Chemicals	68,000	Leased	Manufacturing/Office
Wolverhampton, United Kingdom	Energy & Chemicals	1,600	Leased	Office
Changzhou, China	Distribution & Storage/Energy & Chemicals	260,000	Owned	Manufacturing/Office
Decin, Czech Republic	Distribution & Storage	638,000	Owned	Manufacturing/Office
Goch, Germany	Distribution & Storage	258,000	Owned	Manufacturing/Office
Houston, Texas	Distribution & Storage	22,000	Owned	Service
McCarran, Nevada	Distribution & Storage	42,300	Owned	Service
New Prague, Minnesota	Distribution & Storage	31,000	Leased	Office
Owatonna, Minnesota	Distribution & Storage	141,000	Leased	Manufacturing / Office
Plaistow, New Hampshire	Distribution & Storage	2,600	Leased	Office
San Jose, California	Distribution & Storage	20,800	Leased	Manufacturing/Office
Solingen, Germany	Distribution & Storage	16,000	Leased	Manufacturing/Office/Service/ Warehouse
Canton, Georgia	Distribution & Storage/BioMedical	154,000	Owned	Manufacturing/Office
Canton, Georgia	Distribution & Storage/BioMedical	20,800	Leased	Office
New Prague, Minnesota	Distribution & Storage/BioMedical	254,000	Owned	Manufacturing/Service
Canton, Georgia	BioMedical	66,500	Owned	Manufacturing/Office
Chengdu, China	BioMedical	176,000	Owned	Manufacturing/Office
Lidcombe, Australia	BioMedical	2,400	Leased	Office/Warehouse
Padova, Italy	BioMedical	11,800	Leased	Service
San Diego, California	BioMedical	24,500	Leased	Manufacturing/Office
Tokyo, Japan	BioMedical	1,600	Leased	Office
Tokyo, Japan	BioMedical	8,900	Leased	Service
Toulouse, France	BioMedical	9,000	Leased	Service
Troy, New York	BioMedical	12,000	Leased	Manufacturing/Office
Wokingham, United Kingdom	BioMedical	7,000	Leased	Office/Warehouse/Service
Wuppertal, Germany	BioMedical	104,900	Leased	Office/Warehouse/Service
Garfield Heights, Ohio	Corporate	17,500	Leased	Office
Luxembourg, Luxembourg	Corporate	1,900	Leased	Office
Denver, Colorado(1)	Discontinued operation	109,000	Owned	Held for Sale
Clarksville, Arkansas(2)	Discontinued operation	110,000	Owned	Manufacturing/Office
Plainfield, Indiana	Discontinued operation	141,000	Leased	Manufacturing/Office

(1) At December 31, 2011, there is a signed contract for the sale of this facility.

(2) This facility is leased from us, with a purchase option, by the company that owns certain assets of the former Greenville Tube LLC business.

Regulatory Environment

We are subject to federal, state and local regulations relating to the discharge of materials into the environment, production and handling of our hazardous and regulated materials and our products and the conduct and condition of our production facilities. We do not believe that these regulatory requirements have had a material effect upon our capital expenditures, earnings or competitive position. We are not anticipating any material capital expenditures in 2012 that are directly related to regulatory compliance matters. We are also not aware of any pending or potential regulatory changes that would have a material adverse impact on our business.

Item 3. *Legal Proceedings*

We are occasionally subject to various legal actions related to performance under contracts, product liability, environmental liability, taxes, employment, intellectual property and other matters, several of which actions claim substantial damages, in the ordinary course of our business. Based on the Company's historical experience in litigating these claims, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, if any, we currently believe the resolution of these legal claims will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations. Future developments may, however, result in resolution of these legal claims in a way that could have a material adverse effect. See Item 1A. "Risk Factors."

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 4A. *Executive Officers of the Registrant**

The name, age and positions of each Executive Officer of the Company as of February 1, 2012 are as follows:

Name	Age	Position
Samuel F. Thomas	60	Chairman, Chief Executive Officer and President
Michael F. Biehl	56	Executive Vice President, Chief Financial Officer and Treasurer
Matthew J. Klaben	42	Vice President, General Counsel and Secretary
Kenneth J. Webster	49	Vice President, Chief Accounting Officer and Controller

* Included pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Samuel F. Thomas has served as Chairman of our Board of Directors since March 2007 and has served as our Chief Executive Officer and President and as a member of our Board of Directors since October 2003. Prior to joining our company, Mr. Thomas was Executive Vice President of Global Consumables at ESAB Holdings Ltd., a provider of welding consumables and equipment. In addition to his most recent position at ESAB, Mr. Thomas was responsible for ESAB North America during his employment at ESAB Holdings Ltd. Prior to joining ESAB in February 1999, Mr. Thomas was Vice President of Friction Products for Federal Mogul, Inc. Prior to its acquisition by Federal Mogul in 1998, Mr. Thomas was employed by T&N plc from 1976 to 1998, where he served from 1991 as chief executive of several global operating divisions, including industrial sealing, camshafts and friction products.

Michael F. Biehl has been our Executive Vice President since April 2006, served as our Chief Accounting Officer from October 2002 until March 2006, and has been our Chief Financial Officer since July 2001. Until December 16, 2008, Mr. Biehl was also Chart's Treasurer and assumed that role again effective August 23, 2010. Prior to joining us, Mr. Biehl served as Vice President, Finance and Treasurer at Oglebay Norton Company, an industrial minerals mining and processing company. Prior to joining Oglebay Norton in 1992, Mr. Biehl worked in the audit practice of Ernst & Young LLP in Cleveland, Ohio from 1978 to 1992.

Matthew J. Klaben is our Vice President, General Counsel and Secretary. Prior to joining us in March 2006, Mr. Klaben was a partner at the law firm of Calfee, Halter & Griswold LLP in Cleveland, Ohio from January 2005 until March 2006, and an associate from April 1998 until December 2004. Before that, Mr. Klaben was an associate at the law firm of Jones Day in Cleveland, Ohio from September 1995 until April 1998.

Kenneth J. Webster is our Vice President, Chief Accounting Officer and Controller and has served in that capacity since May 27, 2010. Prior to that, Mr. Webster was Chief Accounting Officer and Controller since March 1, 2008. Mr. Webster joined the Company in July 2006 as the Company's Director of Internal Audit. Prior to joining Chart, Mr. Webster served as Assistant Corporate Controller for International Steel Group, an integrated steel manufacturer, from March 2004 to April 2005, at which time International Steel Group was acquired by Mittal Steel USA, Inc. Following the acquisition, Mr. Webster continued to serve in his capacity as Assistant Corporate Controller for Mittal Steel USA, Inc. until July 2006. Before that, Mr. Webster served in various accounting and finance positions with Bethlehem Steel.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "GTLS." Prior to 2008, the common stock traded on the NASDAQ Global Market. The high and low sales prices for the shares of common stock for the periods indicated are set forth in the table below.

	High and Low Sales Price			
	2011		2010	
	High	Low	High	Low
First quarter	$55.39	$34.11	$21.80	$15.50
Second quarter	55.76	42.00	26.43	15.44
Third quarter	62.15	37.67	20.69	13.85
Fourth quarter	63.74	35.75	35.34	19.89
Year	$63.74	$34.11	$35.34	$13.85

As of February 1, 2012, there were 105 holders of record of our common stock. Since many holders hold shares in "street name," we believe that there are a significantly larger number of beneficial owners of our common stock than the number of record holders.

We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations, potential acquisitions and debt reduction. The amounts available to us to pay cash dividends are restricted by our senior secured credit facility. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

Cumulative Total Return Comparison

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the shares of common stock of Chart Industries with the cumulative return of a hypothetical investment in each of the S&P SmallCap 600 Index, and our Peer Group Index based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on December 31, 2006, including reinvestment of dividends, if any.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
as of December 2011
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Chart Industries, Inc.
S&P Smallcap 600 Index
Peer Group Index

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Chart Industries, Inc.	**$100.00**	**$190.62**	**$65.58**	**$101.91**	**$208.39**	**$333.58**
S&P SmallCap 600 Index	100.00	99.70	68.72	86.30	109.00	110.11
Peer Group Index	100.00	118.32	72.08	99.21	137.44	147.40

The Company selects the peer companies that comprise the Peer Group Index solely on the basis of objective criteria. These criteria result in an index composed of oil field equipment/service and comparable industrial companies. The Peer Group Index members are Dresser-Rand Group Inc., Gardner Denver Inc., Idex Corp., Graco Inc., Lufkin Industries Inc., Powell Industries Inc., Robbins & Meyers Inc., Colfax Corp., Barnes Group Inc., Enpro Industries Inc., Esco Technologies Inc., and Kaydon Corp. In accordance with SEC rules, the Peer Group is represented in the above graph.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fourth quarter of 2011, we repurchased 216 shares of common stock to satisfy tax withholding obligations relating to the vesting or payment of equity awards for an aggregate purchase price of approximately $8,068. The total number of shares repurchased represents the net shares issued to satisfy tax withholding All such repurchased shares were subsequently retired during the three months ended December 31, 2011.

	Issuer Purchases of Equity Securities			
Period	**Total Number of Shares Purchased**	**Average Price Per Share**	**Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs**	**Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs**
October 1 — 31, 2011	216	$37.35	—	$—
November 1 — 30, 2011	—	—	—	—
December 1 — 31, 2011	—	—	—	—
Total	216	$37.35	—	$—

Item 6. *Selected Financial Data.*

The following table sets forth the selected historical consolidated financial information as of the dates and for each of the periods indicated. The Company selected historical financial consolidated data as of and for the years ended December 31, 2011, 2010 and 2009 are derived from our audited financial statements for such periods incorporated by reference into Item 8 of this Annual Report on Form 10-K, which have been audited by Ernst & Young LLP. The Company also selected historical financial consolidated data as of and for the years ended December 31, 2008 and 2007 are derived from our audited financial statements for such periods, which have been audited by Ernst & Young LLP, and which are not included in this Annual Report on Form 10-K.

You should read the following table together with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Statement of Operations Data:					
Sales	$794,585	$555,455	$597,458	$753,086	$675,459
Cost of sales	549,139	390,156	395,577	513,698	485,918
Gross profit	245,446	165,299	201,881	239,388	189,541
Selling, general and administrative expenses(1)(2)	155,452	117,795	107,547	106,035	104,360
Operating income(3)	89,994	47,504	94,334	133,353	85,181
Interest expense, net(4)	27,754	19,259	17,433	19,810	23,820
Other expense (income)(5)	(734)	(253)	(7,641)	3,948	42
	27,020	19,006	9,792	23,758	23,862
Income before income taxes and noncontrolling interest	62,974	28,498	84,542	109,595	61,319
Income tax expense	18,730	7,993	23,386	30,489	17,319
Net income	44,244	20,505	61,156	79,106	44,000
Noncontrolling interest, net of taxes	168	345	145	182	(156)
Net income attributable to Chart Industries, Inc.	$ 44,076	$ 20,160	$ 61,011	$ 78,924	$ 44,156
Earnings (loss) per share data:					
Basic earnings (loss) per share	$ 1.51	$ 0.71	$ 2.14	$ 2.78	$ 1.64
Diluted earnings (loss) per share	$ 1.47	$ 0.69	$ 2.11	$ 2.72	$ 1.61
Weighted average shares — basic	29,165	28,534	28,457	28,354	26,872
Weighted average shares — diluted	29,913	29,255	28,981	29,008	27,493
Cash Flow Data:					
Cash provided by operating activities	$ 81,658	$ 38,574	$ 86,926	$ 97,812	$ 82,507
Cash used in investing activities	(59,672)	(64,215)	(802)	(65,676)	(18,541)
Cash provided by (used in) financing activities	67,711	(19,302)	776	(4,061)	7,444
Other Financial Data:					
Depreciation and amortization(6)	$ 32,298	$ 26,640	$ 23,028	$ 23,170	$ 20,352

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Balance Sheet Data:					
Cash, cash equivalents and investments	$ 256,861	$165,112	$211,168	$154,429	$ 92,869
Working capital(7)	86,533	76,301	59,299	60,360	61,484
Total assets	1,174,475(8)	954,839(9)	926,503(10)	909,427(11)	825,754(12)
Long-term debt	223,224	218,425	243,175	243,175	250,000
Total debt	234,482	224,925	243,175	243,175	250,000
Shareholders' equity	611,039	499,164	475,561	403,960	327,991

(1) Includes amortization expense related to intangible assets for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 of $13.4 million, $11.0 million, $10.7 million, $11.0 million and $11.0 million, respectively.

(2) Includes reversal of contingent liabilities on insolvent former subsidiary of $6.5 million for the year ended December 31, 2008.

(3) Includes $4.9 million of unusual costs for customer settlements and facility shutdown costs for the year ended December 31, 2008.

(4) Includes $3.0 million for the write-off of the remaining deferred financing fees and $5.0 million for the early redemption premium related to the 9-1/8% Senior Subordinated Notes that were redeemed in October 2011 for the year ended December 31, 2011.

(5) Includes gains on acquisition of business of $1.1 million associated with the Covidien Japan Acquisition for year ended December 31, 2010 and $7.0 million associated with the Covidien Acquisition for the year ended December 31, 2009.

(6) Includes financing costs amortization for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 of $4.4 million, $3.1 million, $1.6 million, $1.9 million, and $1.6 million. For the year ended December 31, 2011, financing costs amortization also includes $3.0 million for the write-off of remaining deferred financing fees related to the redemption of the 9-1/8% Senior Subordinated Notes.

(7) Working capital is defined as current assets excluding cash and short term investments minus current liabilities excluding short-term debt.

(8) Includes $288.8 million of goodwill and $140.6 million of finite-lived and indefinite-lived intangible assets as of December 31, 2011.

(9) Includes $275.3 million of goodwill and $145.5 million of finite-lived and indefinite-lived intangible assets as of December 31, 2010.

(10) Includes $264.5 million of goodwill and $123.8 million of finite-lived and indefinite-lived intangible assets as of December 31, 2009.

(11) Includes $261.5 million of goodwill and $129.5 million of finite-lived and indefinite-lived intangible assets as of December 31, 2008.

(12) Includes $248.5 million of goodwill and $135.7 million of finite-lived and indefinite-lived intangible assets as of December 31, 2007.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion of our results of operations and financial condition in conjunction with the "Selected Financial Data" section and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements. Actual results may differ materially from those discussed below. See "Forward-Looking Statements" at the end of this discussion and Item 1A. "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases. The largest portion of end-use applications for our products is energy-related. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and end-use of hydrocarbon and industrial gases.

Growing energy demand and increased use of natural gas drove record orders in 2011. Orders for the year ended December 31, 2011 were $1,031.7 million compared to $604.5 million for the year ended December 31, 2010, representing an increase of $427.2 million, or 70.7%. The increase was led by LNG related orders in our

E&C segment with the return of large scale LNG project work and transportation related LNG orders in our D&S segment. Orders in our E&C segment typically fluctuate due to project size and it is not unusual to see order intake vary significantly between periods as a result. Backlog as of December 31, 2011 was $489.1 million as compared to $236.4 million as of December 31, 2010, representing an increase of $252.7 million, or 106.9%. Backlog increased in all business segments due to order growth as global markets continued their recovery during 2011. Sales for 2011 were $794.6 million compared to sales of $555.5 million for 2010, reflecting an increase of $239.1 million, or 43.1%. Sales increased in all business segments reflecting improved order trends and global markets. Gross profit for the year ended December 31, 2011 was $245.4 million, or 30.9% of sales, as compared to $165.3 million, or 29.8% of sales, for the year ended December 31, 2010. Higher volume drove the improvement, however this was partially offset by higher costs associated with facility expansions due to order improvement and growing demand for our products. Operating income for the year ended December 31, 2011 was $90.0 million compared to $47.5 million for the year ended December 31, 2010.

Operating Results

The following table sets forth the percentage relationship that each line item in our consolidated statements of operations represents to sales for the years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
Sales	100.0%	100.0%	100.0%
Cost of sales	69.1	70.2	66.2
Gross profit	30.9	29.8	33.8
Selling, general and administrative expense(1)	17.7	18.9	16.0
Amortization expense	1.7	2.0	1.8
Impairment/loss on sale or disposal of assets	0.2	0.3	0.2
Operating income	11.3	8.6	15.8
Interest expense, net	2.9	2.9	2.6
Financing costs amortization	0.6	0.6	0.3
Other expense (income)(2)	(0.1)	—	(1.3)
Income tax expense	2.4	1.4	3.9
Net income before noncontrolling interest	5.6	3.7	10.2
Noncontrolling interest, net of taxes	—	0.1	—
Net income attributable to Chart Industries, Inc.	5.5	3.6	10.2

(1) Includes stock-based compensation expense of $5.4 million, $4.9 million and $3.3 million, representing 0.7%, 0.9% and 0.6% of sales, for the years ended December 31, 2011, 2010 and 2009, respectively.

(2) Includes gains on acquisition of business of $1.1 million and $7.0 million associated with the Covidien Acquisition during the years ended December 31, 2010 and 2009, respectively.

Segment Information

The following table sets forth sales, gross profit, gross profit margin and operating income or loss for our operating segments for the last three years:

	Year Ended December 31,		
	2011	2010	2009
Sales			
Energy & Chemicals	$205,033	$137,801	$255,074
Distribution and Storage	390,332	269,293	252,197
BioMedical	199,220	148,361	90,187
Total	$794,585	$555,455	$597,458
Gross Profit			
Energy & Chemicals	$ 58,977	$ 31,005	$ 94,652
Distribution and Storage	109,306	77,194	74,119
BioMedical	77,163	57,100	33,110
Total	$245,446	$165,299	$201,881
Gross Profit Margin			
Energy & Chemicals	28.8%	22.5%	37.1%
Distribution and Storage	28.0%	28.7%	29.4%
BioMedical	38.7%	38.5%	36.7%
Total	30.9%	29.8%	33.8%
Operating Income (Loss)			
Energy & Chemicals	$ 27,489	$ 6,121	$ 61,852
Distribution & Storage	61,415	41,934	39,888
BioMedical	35,911	30,698	15,912
Corporate	(34,821)	(31,249)	(23,318)
Total	$ 89,994	$ 47,504	$ 94,334

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales

Sales for 2011 were $794.6 million compared to $555.5 million for 2010, reflecting an increase of $239.1 million, or 43.1%. E&C segment sales were $205.0 million for 2011 compared to $137.8 million for 2010, representing an increase of $67.2 million, or 48.8%. The primary driver of the increase in sales was improved volume across all product lines particularly in process systems. Pricing has also improved in brazed aluminum heat exchangers and process systems as large NGL and LNG projects return. D&S segment sales were $390.3 million for the year ended December 31, 2011 compared to $269.3 million for 2010, reflecting an increase of $121.0 million, or 44.9%. Bulk storage system sales and package gas system sales increased $77.5 million and $43.5 million, respectively, in 2011 compared to 2010. LNG related opportunities continue to accelerate as LNG infrastructure investments are made. The acquisitions of GOFA in August 2011 and Cryotech in August 2010 also contributed $18.6 million to the increase in sales. Sales were also positively impacted by favorable currency translation as a result of the strengthening of the euro during 2011 as compared to 2010. BioMedical segment sales for the year ended December 31, 2011 were $199.2 million, representing an increase of $50.8 million, or 34.3%, compared to sales of $148.4 million in 2010. Medical respiratory product sales increased $42.4 million largely due to our acquisition of SeQual in December 2010, which added $35.1 million in sales during 2011. Biological storage systems sales increased $8.4 million primarily as a result of increased global demand from the breeder market and increased spending on research.

Gross Profit and Margin

Gross profit for the year ended December 31, 2011 was $245.4 million, or 30.9% of sales compared to $165.3 million, or 29.8% of sales for the year ended December 31, 2010 reflecting an increase of $80.1 million. E&C segment gross profit increased $28.0 million, and the related margin percent increased 6.3 percentage points, respectively, in 2011 compared with 2010. The increase in gross profit was primarily due to increased volume and improved utilization as a result of higher order levels particularly in brazed aluminum heat exchangers and process systems. D&S segment gross profit increased $32.1 million in 2011 compared to 2010 while the related margin percent decreased slightly. The D&S segment gross profit increase was largely attributable to increased sales volume which was partially offset by a shift in sales to more competitive regions and product segments, but also higher costs associated with facility expansions. BioMedical segment gross profit increased $20.1 million and its related margin percent increased 0.2 percentage points in 2011 compared to 2010 primarily due to higher sales volume in both medical respiratory and biological storage systems sales driven by the SeQual acquisition and improved demand.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses for 2011 were $140.5 million, or 17.7% of sales compared to $105.0 million, or 18.9% of sales for 2010. E&C segment SG&A expenses were $27.9 million, or 13.6% of sales for 2011 versus $21.2 million, or 15.4% of sales for 2010. The increase of $6.7 million is primarily the result of higher variable compensation and sales commission expense as a result of increased sales volume and also for costs related to infrastructure build-out and ramp up for future growth. D&S segment SG&A expenses in 2011 were $42.6 million, or 10.9% of sales, compared to $30.3 million, or 11.3% of sales, in 2010. The increase of $12.3 million was primarily attributable to the acquisition of GOFA in August 2011 and Cryotech in 2010. Higher marketing and sales commission expense due to improving business conditions as well as targeting new growth opportunities have also contributed to the increase. SG&A expenses for the BioMedical segment were $35.2 million, or 17.7% of sales for 2011, representing an increase of $12.4 million as compared to SG&A expenses for 2010 of $22.8 million, or 15.4% of sales. The increase is primarily due to increased employee and integration costs as a result of the SeQual acquisition in December 2010. Corporate SG&A expenses for 2011 were $34.8 million compared to $30.7 million for 2010. The increase of $4.1 million was primarily driven by higher stock-based compensation costs, employee related costs and consulting fees related to the Enterprise Resource Planning ("ERP") system implementation.

Amortization Expense

Amortization expense for 2011 was $13.4 million, or 1.7% of sales, compared to $11.0 million, or 2.0% of sales, for 2010. Amortization expense increased as a result of amortization of intangible assets acquired as part of the SeQual and GOFA acquisitions completed in December 2010 and August 2011, respectively. For 2011, amortization expense for the E&C, D&S and BioMedical segments was $3.6 million, $5.3 million and $4.5 million, respectively, compared to $3.7 million, $5.0 million and $2.3 million, respectively, for 2010.

Asset Impairment/Losses on Disposal of Assets

For the year ended December 31, 2011, the Company recorded an asset impairment of $1.2 million as a result of the disposal of the remaining assets at the BioMedical Plainfield, Indiana facility as part of the final closure of the facility in May 2011. $0.3 million in losses on disposal of assets was also recorded during the year ended December 31, 2011. For the year ended December 31, 2010, asset impairment expense of $1.8 million was recorded as a result of the write-down to fair value of the land and building in Denver, Colorado and the land in Plaistow, New Hampshire, which are assets held for sale, and the write down to fair value of certain leasehold improvements in the Plainfield, Indiana facility.

Operating Income

As a result of the foregoing, operating income for 2011 was $90.0 million, or 11.3% of sales, representing an increase of $42.5 million compared to operating income of $47.5 million, or 8.6% of sales for 2010. For 2011, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $27.5 million, or 13.4% of sales, $61.4 million, or 15.7% of sales, $35.9 million, or 18.0% of sales, and $(34.8) million, respectively. For 2010, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $6.1 million, or 4.4% of sales, $41.9 million, or 15.6% of sales, $30.7 million, or 20.7% of sales, and $(31.2) million, respectively.

Gain on Acquisition of Business

For the year ended December 31, 2010, the Company recognized a $1.1 million gain as a result of the acquisition of Covidien Japan Inc.'s liquid oxygen therapy business in April 2010, which we refer to as the Covidien Japan Acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The estimates of fair value exceeded the cash paid and, accordingly, resulted in a gain on acquisition of business.

Interest Expense, Net

For the year ended December 31, 2011, net interest expense was $23.4 million compared to $16.2 million for the year ended December 31, 2010. Non-cash accretion expense of $3.6 million related to the issuance in August 2011 of 2.00% Convertible Senior Subordinated Notes due 2018 (the "Convertible Notes") is included in the total interest expense for 2011. The increase of $7.2 million was primarily attributable to the $5.0 million call premium paid in conjunction with the early redemption of the 9-1/8% Senior Subordinated Notes ("Subordinated Notes") in October 2011. Also contributing to the increase was the fact that the Subordinated Notes and the Convertible Notes were both outstanding for 2-1/2 months during 2011 resulting in an additional $3.1 million of interest expense. These increases were partially offset by lower average debt outstanding on the term loan portion of the senior secured credit facility ("Senior Credit Facility") as a result of required quarterly principal payments. Further information regarding the Company's debt is disclosed in "Liquidity and Capital Resources" below and in Note C to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Other Expense and Income

For the years ended December 31, 2011 and 2010, amortization of deferred financing costs was $4.4 million and $3.1 million, respectively. The increase of $1.3 million was primarily attributable to the $3.0 million write off of the remaining deferred financing fees related to the Subordinated Notes, which were redeemed in October 2011. In 2010, $1.7 million of deferred financing fees related to the former senior credit facility, which was refinanced in May 2010, were written off. For the years ended December 31, 2011 and 2010, foreign currency gains of $0.7 million and losses of $0.9 million, respectively, were recognized by the Company. The gains are primarily attributable to gains on foreign currency contracts as the euro weakened against the U.S. dollar during 2011. The losses in 2010 were the result of increased volatility in foreign exchange rates impacting transactions denominated in foreign currencies and the marked to market gains and losses on the Company's foreign currency forward contracts.

Income Tax Expense

Income tax expense for 2011 was $18.7 million and the effective tax rate was 29.7% compared to income tax expense for 2010 of $8.0 million and an effective tax rate of 28.0%. The increase in the effective tax rate in 2011 is largely due to an increase in federal income tax expense primarily as a result of higher domestic earnings.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2011 was $44.1 million compared to net income of $20.2 million for the year ended December 31, 2010, representing an increase of 118.6%.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Sales

Sales for 2010 were $555.5 million compared to $597.5 million for 2009, reflecting a decrease of $42.0 million, or 7.0%. E&C segment sales were $137.8 million for 2010 compared to $255.1 million for 2009, representing a decrease of $117.3 million, or 46.0%. This decline in sales occurred primarily in the systems product line due to the lack of significant new orders and the completion of several large projects in 2009. Brazed aluminum heat exchangers sales also declined due to reduced volume and lower pricing. Although the global economic environment improved throughout 2010, the delay of large energy related projects continued to have an unfavorable impact on E&C volume and pricing during 2010. D&S segment sales were $269.3 million for the year ended December 31, 2010 compared to $252.2 million for 2009, reflecting an increase of $17.1 million, or 6.8%. Increased D&S segment sales were primarily driven by package gas systems sales, which increased $16.4 million in 2010 compared to 2009 primarily as a result of increased demand both domestically and in China. BioMedical segment sales for the year ended December 31, 2010 were $148.4 million, representing an increase of $58.2 million, or 64.5%, compared to sales of $90.2 million in 2009. Medical respiratory product sales increased $54.2 million largely due to our acquisition of Covidien's oxygen therapy business in November 2009, which we refer to as the Covidien Acquisition, which added $50.4 million in sales during 2010. Biological storage systems sales increased $8.4 million primarily as a result of increased global demand. These increases were partially offset by the discontinuation of magnetic resonance imaging ("MRI") component sales in 2009.

Gross Profit and Margin

Gross profit for the year ended December 31, 2010 was $165.3 million, or 29.8% of sales compared to $201.9 million, or 33.8% of sales for the year ended December 31, 2009, reflecting a decrease of $36.6 million. E&C segment gross profit decreased $63.7 million and the related margin percent decreased 14.6 percentage points, respectively, in 2010 compared with 2009. The decrease in gross profit was primarily attributable to lower volume and price due to the completion of several projects during 2009 and continued delay of any new large energy related orders creating underutilized capacity in both the brazed aluminum heat exchangers and process system business. D&S segment gross profit increased $3.1 million in 2010 compared to 2009 while the related margin percent remained relatively constant. The gross profit increase was largely attributable to increased sales volume and favorable product mix. In addition, 2009 costs included restructuring charges of $2.0 million related to workforce reductions. BioMedical segment gross profit increased $24.0 million and its related margin percent increased 1.8 percentage points in 2010 compared to 2009 primarily due to higher sales volume and favorable mix for medical respiratory sales driven by the Covidien Acquisition. These increases were partially offset by non-cash inventory valuation charges of $2.4 million related to the write up of acquired inventory from the Covidien Acquisition to fair value that was sold during the year ended December 31, 2010. Increased volume in biological storage systems also contributed to the increased gross profit.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses for 2010 were $105.0 million, or 18.9% of sales compared to $95.6 million, or 16.0% of sales for 2009. E&C segment SG&A expenses were $21.2 million, or 15.4% of sales for 2010 versus $29.1 million, or 11.4% of sales for 2009. The decrease of $7.9 million is primarily the result of lower variable compensation and sales commission expense as a result of lower sales volume and decreased bad debt expense. D&S segment SG&A expenses in 2010 were $30.3 million, or 11.3% of sales, compared to $29.2 million, or 11.6% of sales, in 2009. The increase of $1.1 million was primarily attributable to higher compensation costs due to the acquisition of Cryotech during 2010 and higher marketing and sales commission expense due to improving business conditions as well as targeting new growth opportunities. SG&A expenses for the BioMedical segment were $22.8 million, or 15.4% of sales for 2010, representing an increase of $8.8 million as compared to SG&A expenses for 2009 of $14.0 million, or 15.5% of sales. The increase is primarily due to the increased employee, integration, and restructuring costs as a result of several completed acquisitions over the preceding year and a half in the BioMedical segment. Corporate SG&A expenses for 2010 were $30.7 million compared to $23.3 million for 2009. The increase of $7.4 million was primarily driven by higher stock-based compensation costs, employee related costs and consulting fees related to acquisitions and an Enterprise Resource Planning ("ERP") system implementation.

Amortization Expense

Amortization expense for 2010 was $11.0 million, or 2.0% of sales, compared to $10.7 million, or 1.8% of sales, for 2009. Amortization expense increased as a result of amortization of intangible assets acquired as part of the Chengdu Golden Phoenix Liquid Nitrogen Container Company, Ltd. ("Golden Phoenix") and Covidien Acquisitions completed in June and November 2009, respectively. For 2010, amortization expense for the E&C, D&S and BioMedical segments was $3.7 million, $5.0 million and $2.3 million, respectively, compared to $3.7 million, $5.1 million and $1.9 million, respectively, for 2009.

Asset Impairment/Losses on Disposal of Assets

For the year ended December 31, 2010, asset impairment expense of $1.8 million was recorded as a result of the write-down to fair value of the land and building in Denver, Colorado and the land in Plaistow, New Hampshire, which are assets held for sale, and the write down to fair value of certain leasehold improvements in the Plainfield, Indiana facility. For the year ended December 31, 2009, the Company recognized asset impairment expense of $1.2 million related to the write down to fair value of the land and buildings in Denver, Colorado and land in Plaistow, New Hampshire, which were assets held for sale at December 31, 2009. Also, included in asset impairment expense are losses on sales or disposal of equipment of $0.2 million and $0.3 million in 2010 and 2009, respectively, primarily as a result of equipment sales related to the closures of the BioMedical facilities in Plainfield, Indiana and Denver, Colorado.

Operating Income

As a result of the foregoing, operating income for 2010 was $47.5 million, or 8.6% of sales, representing a decrease of $46.8 million compared to operating income of $94.3 million, or 15.8% of sales for 2009. For 2010, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $6.1 million, or 4.4% of sales, $41.9 million, or 15.6% of sales, $30.7 million, or 20.7% of sales, and $(31.2) million, respectively. For 2009, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $61.8 million, or 24.2% of sales, $39.9 million, or 15.8% of sales, $15.9 million, or 17.6% of sales, and $(23.3) million, respectively.

Gain on Acquisition of Business

For the year ended December 31, 2010, the Company recognized a $1.1 million gain as a result of the acquisition of Covidien Japan Inc.'s liquid oxygen therapy business in April 2010, which we refer to as the Covidien Japan Acquisition. For the year ended December 31, 2009, the Company recognized a $7.0 million gain as a result of the acquisition of Covidien's oxygen therapy business in November 2009. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The estimates of fair value exceeded the cash paid and, accordingly, resulted in a gain on acquisition of business.

Interest Expense, Net

For the year ended December 31, 2010, net interest expense was $16.2 million compared to $15.8 million for the year ended December 31, 2009. The increase of $0.4 million was primarily attributable to higher average variable interest rates on the term loan portion of our senior secured credit facility of 2.7% during 2010 as compared to 2.4% during 2009. The effect of the higher variable interest rates was partially offset by lower average debt outstanding on the term loan as a result of $18.3 million in payments during the year ended December 31, 2010. Further information regarding the Company's debt is located in Note C to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Other Expense and Income

For the years ended December 31, 2010 and 2009, amortization of deferred financing costs was $3.1 million and $1.6 million, respectively. The increase of $1.5 million was attributable to the $1.7 million write off of the remaining deferred financing fees related to the former senior credit facility, which was refinanced in May 2010. For the years ended December 31, 2010 and 2009, foreign currency losses of $0.9 million and gains of $0.7 million, respectively, were recognized by the Company. The losses in 2010 were the result of increased volatility in foreign exchange rates impacting transactions denominated in foreign currencies and the marked to market gains and losses on the Company's foreign currency forward contracts.

Income Tax Expense

Income tax expense for 2010 was $8.0 million and the effective tax rate was 28.0% compared to income tax expense for 2009 of $23.4 million and an effective tax rate of 27.7%. The increase in the effective tax rate in 2010 was largely due to an increase in state income tax expense primarily as a result of the various acquisitions.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2010 was $20.2 million compared to net income of $61.0 million for the year ended December 31, 2009, representing a decrease of 66.9%.

Orders and Backlog

We consider orders to be those for which we have received a firm signed purchase order or other written contractual commitment from the customer. Backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue upon shipment or under the percentage of completion method. Backlog can be significantly affected by the timing of orders for large projects, particularly in the E&C segment, and is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Orders included in our backlog may include customary cancellation provisions under which the customer could cancel part or all of the order, potentially subject to the payment of certain costs and/or penalties. Our backlog as of December 31, 2011, 2010 and 2009 was $489.1 million, $236.4 million and $185.1 million, respectively.

The table below sets forth orders and backlog by segment for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
Orders			
Energy & Chemicals	$ 392,112	$165,827	$ 75,788
Distribution & Storage	435,954	287,819	208,851
BioMedical	203,635	150,864	92,746
Total	$1,031,701	$604,510	$377,385
Backlog			
Energy & Chemicals	$ 303,490	$115,972	$ 87,816
Distribution & Storage	169,246	108,665	87,727
BioMedical	16,332	11,779	9,518
Total	$ 489,068	$236,416	$185,061

Orders for 2011 were $1,031.7 million compared to $604.5 million for 2010, representing an increase of $427.2 million, or 70.7%. E&C segment orders were $392.1 million in 2011, an increase of $226.3 million compared to 2010. Orders in the E&C segment experienced increases across all product lines including process systems, brazed aluminum heat exchangers, and air cooled heat exchangers due to improving global economic conditions and the return of large scale LNG project work. In addition, E&C orders fluctuate due to project size and it is not unusual to see order intake vary significantly between quarters and years as a result. D&S segment orders for 2011 were $436.0 million compared to $287.8 million for 2010, an increase of $148.1 million, or 51.5%. Bulk storage system and packaged gas system orders for the year were $277.3 million and $158.7 million, respectively, representing an increase of 56.4% in bulk storage systems and 43.5% in packaged gas system orders. D&S segment orders have reached record levels as LNG related growth opportunities continue to trend upward. Orders for the BioMedical segment for 2011 were $203.6 million compared to orders of $150.9 million for the year ended December 31, 2010. Medical respiratory orders increased $43.8 million primarily as a result of the SeQual acquisition in December 2010. Biological storage system orders also increased $8.9 million as global demand continues to improve.

Orders for 2010 were $604.5 million compared to $377.4 million for 2009, representing an increase of $227.1 million, or 60.2%. E&C segment orders were $165.8 million in 2010, an increase of $90.0 million compared to 2009. Orders in the E&C segment experienced increases in all businesses including process systems, brazed aluminum heat exchangers, and air cooled heat exchangers due to improving global economic conditions, although the absence of any large energy related orders still kept order trends below historical peak levels. In addition, E&C orders fluctuate due to project size and it is not unusual to see order intake vary significantly between quarters and years as a result. D&S segment orders for 2010 were $287.8 million compared to $208.9 million for 2009, an increase of $78.9 million, or 37.8%. D&S order entry improved as capital spending from industrial gas customers began to improve during 2010. D&S order intake improved sequentially each quarter during 2010 with the fourth quarter of 2010 being the strongest in over two years. Bulk storage system and packaged gas system orders for the year were $177.2 million and $110.6 million, respectively, representing an increase of 47.8% in bulk storage systems and 24.3% in packaged gas system orders. Orders for the BioMedical segment for 2010 were $150.9 million compared to orders of $92.7 million for the year ended December 31, 2009. Medical respiratory orders increased $50.7 million primarily as a result of the Covidien Acquisition in November 2009. Biological storage system orders also increased $11.6 million as global demand continued to improve.

Liquidity and Capital Resources

Debt Instruments and Related Covenants

On August 3, 2011, the Company closed on its offering of $250.0 million aggregate principal amount of 2.00% Convertible Notes (the "Convertible Notes"). Upon conversion, holders of the Convertible Notes will receive cash up to the principal amount of the Convertible Notes, and it is Chart's intention to settle any excess conversion value in shares of Chart's common stock. However, Chart may elect to settle, at its discretion, any such excess value in cash, shares of Chart's common stock or a combination of cash and shares. The initial conversion price of approximately $69.03 per share represents a conversion premium of 30% over the last reported sale price of Chart's common stock on July 28, 2011, which was $53.10 per share. The net proceeds from the offering were approximately $242.7 million after deducting the underwriters' discount and offering expenses. Approximately $17.6 million of the net proceeds from the Convertible Notes were used to pay the cost of the convertible note hedge and capped call transactions described in Note C of the consolidated financial statements included in this report, taking into account the proceeds to the Company from the sale of related warrant transactions.

On May 18, 2010, the Company completed the refinancing of its prior credit facility with a $200.0 million Senior Credit Facility. The new Senior Credit Facility consists of a $65.0 million term loan and a $135.0 million revolving credit facility with a scheduled maturity date of May 18, 2015. Under the terms of the new facility, 10% of the $65.0 million term loan is payable in quarterly installments of $1.6 million with the balance due in 2015. The balance due on the term loan was $55.3 million at December 31, 2011. As of December 31, 2011, the Company had $35.9 million of letters of credit and bank guarantees supported by the revolving portion of the Senior Credit Facility and availability was $99.1 million. The Company was in compliance with all covenants, including its financial covenants, as of December 31, 2011.

On October 17, 2011, the Company redeemed the entire outstanding principal amount of its $163.2 million Subordinated Notes at a redemption price of 103.042% of the principal plus accrued and unpaid interest. During the fourth quarter of 2011, the Company wrote off the carrying value of deferred financing fees related to the Subordinated Notes, which totaled approximately $3.0 million.

Chart Ferox, a.s., or Ferox, our wholly-owned subsidiary that operates in the Czech Republic, maintains secured revolving credit facilities with capacity of up to 175.0 million Czech korunas ("CSK"). Both of the facilities allow Ferox to request issuance of bank guarantees and letters of credit. As of December 31, 2011, there were $2.2 million of bank guarantees supported by such facilities.

Our debt and related covenants are further described in Note C to our consolidated financial statements included elsewhere in this report.

Sources and Uses of Cash

Years Ended December 31, 2011 and 2010

Our cash and cash equivalents totaled $256.9 million as of December 31, 2011, an increase of $91.7 million from the balance at December 31, 2010. Approximately $96.5 million of the consolidated year-end 2011 cash balances are maintained in accounts in various foreign subsidiaries and are used to meet the liquidity needs of our foreign subsidiaries. No material restrictions exist in accessing cash held by our foreign subsidiaries and we expect to meet our U.S. funding needs without repatriating non-U.S. cash and incurring the resulting incremental U.S. taxes. Cash equivalents are invested in money market funds that invest in high quality, short-term instruments, such as U.S. government obligations, certificates of deposit, repurchase obligations and commercial paper issued by corporations that have been highly rated by at least one nationally recognized rating organization. Based on the foregoing, we believe that there is low risk that our cash and cash equivalents will not be a source of liquidity for us.

Cash provided by operating activities for the year ended December 31, 2011 was $81.7 million compared to cash provided of $38.6 million for the year ended December 31, 2010. The increase of $43.1 million was driven by increased net income of $44.2 million and increases in customer advances and billings in excess of contract revenue due to improved LNG related orders in both the E&C and D&S segments. These increases were partially offset by an increase in funds required for working capital in order to meet the improved backlog.

Cash used by investing activities for the years ended December 31, 2011 and 2010 was $59.7 million and $64.2 million, respectively. Capital expenditures for 2011 were $22.4 million compared with $16.9 million for 2010. The 2011 capital expenditures were primarily for continued automation, process improvements and expansions at our existing facilities particularly in New Iberia, Louisiana and Changzhou, China and the continuing implementation of the new ERP system company-wide. $36.1 million, net of cash acquired, was used to acquire GOFA in August 2011 and $1.6 million of cash was used to acquire Clever Fellows Innovation Consortium, Inc. in April 2011. The 2010 capital expenditures were primarily for the completion of the new industrial gas equipment repair center in McCarran, Nevada, a new BioMedical manufacturing facility in Canton, Georgia and implementation of a new ERP system for the Company. During 2010, $43.8 million was used for three acquisitions: Covidien's Japanese liquid oxygen therapy business, substantially all of the assets of Cryotech International, Inc., and SeQual Technologies, Inc. The final deferred purchase payments for the 2009 acquisition of Golden Phoenix of $4.1 million were paid in 2010. $1.0 million in proceeds was received in 2010 from the sale of certain operating equipment at the BioMedical segment's Plainfield, Indiana facility.

For the year ended December 31, 2011, cash used by financing activities was $67.7 million compared to cash provided of $19.3 million for the year ended December 31, 2010. In October 2011, $168.1 million was used to redeem the Subordinated Notes including a $5.0 million early redemption call premium. $242.7 million in proceeds, net of financing costs of $7.3 million, was received upon issuance of the Convertible Notes in August 2011. In addition, $66.5 million was paid for convertible note hedge and capped call transactions, and $48.8

million in proceeds were received from the related sale of warrants in connection with the issuance of the Convertible Notes. Quarterly principal payments totaling $6.5 million were made on the term loan portion of the Senior Credit Facility and $4.8 million in proceeds from borrowings was received by one of the Company's subsidiaries in China during the year ended December 31, 2011. During 2010, principal debt payments of $18.3 million were made of which $15.0 million was a voluntary payment on the term loan portion of the prior credit facility as part of the refinancing. Financing costs of $2.8 million related to the refinancing were also paid during 2010. The exercise of stock options provided $7.0 million and $1.0 million in 2011 and 2010, respectively.

Years Ended December 31, 2010 and 2009

Our cash and cash equivalents totaled $165.1 million as of December 31, 2010, a decrease of $46.1 million from the balance at December 31, 2009. Approximately $93.0 million of the consolidated year-end 2010 cash balances were maintained in accounts in various foreign subsidiaries and are used to meet the liquidity needs of our foreign subsidiaries. No material restrictions exist in accessing cash held by our foreign subsidiaries and we expect to meet our U.S. funding needs without repatriating non-U.S. cash and incurring the resulting incremental U.S. taxes. Cash equivalents are invested in money market funds that invest in high quality, short-term instruments, such as U.S. government obligations, certificates of deposit, repurchase obligations and commercial paper issued by corporations that have been highly rated by at least one nationally recognized rating organization. Based on the foregoing, we believe that there is low risk that our cash and cash equivalents will not be a source of liquidity for us.

Cash provided by operating activities for the year ended December 31, 2010 was $38.6 million compared to cash provided of $86.9 million for the year ended December 31, 2009. The decrease of $48.3 million was driven by decreased net income of $40.7 million and a reduction in customer advances and billings in excess of contract revenue due to reduced project backlog in E&C.

Cash used by investing activities for the years ended December 31, 2010 and 2009 was $64.2 million and $0.8 million, respectively. Capital expenditures for 2010 were $16.9 million compared with $13.2 million for 2009. The 2010 capital expenditures were primarily for the completion of the new industrial gas equipment repair center in McCarran, Nevada, a new BioMedical manufacturing facility in Canton, Georgia and the continuing implementation of a new ERP system for the Company. During 2010, $43.8 million was used for three acquisitions: Covidien's Japanese liquid oxygen therapy business, substantially all of the assets of Cryotech International, Inc., and SeQual Technologies, Inc. The final deferred purchase payments for the 2009 acquisition of Golden Phoenix of $4.1 million were paid in 2010. $1.0 million in proceeds was received in 2010 from the sale of certain operating equipment at the BioMedical segment's Plainfield, Indiana facility. Short term investments of $32.3 million matured during 2009 which had been invested during 2008 in short term investments with original maturities of less than six months. Capital expenditures in 2009 were primarily for a new industrial gas equipment repair center in McCarran, Nevada, a new BioMedical segment facility in Wuppertal, Germany and the implementation of a new ERP system for the Company. During 2009, $18.1 million, net of cash acquired, was used for three acquisitions: the equity interests of Golden Phoenix, the oxygen therapy business of Covidien and substantially all of the assets of Tri-Thermal, Inc.

For the year ended December 31, 2010, cash used by financing activities was $19.3 million compared to cash provided of $0.8 million for the year ended December 31, 2009. During 2010, principal debt payments of $18.3 million were made of which $15.0 million was a voluntary payment on the term loan portion of the prior credit facility as part of the refinancing. The additional $3.3 million in principal payments were scheduled quarterly payments on the term loan portion of the new Senior Credit Facility. $2.8 million in financing costs related to the refinancing were also paid during 2010. The exercise of stock options provided $1.0 million and $0.8 million in 2010 and 2009, respectively.

Cash Requirements

The Company does not anticipate any unusual cash requirements for working capital needs for the year ending December 31, 2012. Management anticipates the Company will be able to satisfy cash requirements for its ongoing business for the foreseeable future with cash generated by operations, existing cash balances and, if necessary, borrowings under our credit facilities. We expect capital expenditures for 2012 to be in the range of $35.0 to $40.0 million primarily for continued automation, process improvements and/or expansions at existing manufacturing facilities, support of anticipated business growth in specific product lines and acquisition integration.

In 2012, the Company is forecasting to use approximately $6.6 million for scheduled interest payments under the Senior Credit Facility and Convertible Notes. We are also required to make quarterly principal payments of $1.6 million under the term loan portion of our Senior Credit Facility. In addition, we are forecasting to use approximately $34.0 to $35.0 million of cash to pay U.S. and foreign income taxes and approximately $2.2 million of cash to fund our defined benefit pension plans under ERISA funding requirements.

Contractual Obligations

Our known contractual obligations as of December 31, 2011 and cash requirements resulting from those obligations are as follows:

	Payments Due by Period				
	Total	2012	2013-2014	2015-2016	2017 and Thereafter
	(Dollars in thousands)				
Long-term debt	$310,008	$11,258	$13,000	$35,750	$250,000
Interest on long-term debt(1)	40,990	6,605	13,426	10,959	10,000
Acquisition contingent consideration	7,067	917	6,150	—	—
Operating leases	35,021	6,841	11,091	6,156	10,933
Pension obligations(2)	9,572	2,172	4,400	3,000	—
Total contractual cash obligations	$402,658	$27,793	$48,067	$55,865	$270,933

(1) The interest payments in the above table were estimated based upon our existing debt structure at December 31, 2011, which included the Senior Credit Facility and Convertible Notes, less scheduled debt payments each year, and the interest rates in effect at December 31, 2011.

(2) The planned funding of the pension obligations was based upon actuarial and management estimates taking into consideration the current status of the plans.

Not included in the above table are unrecognized tax benefits of $2.4 million at December 31, 2011.

Our commercial commitments as of December 31, 2011, which include standby letters of credit and bank guarantees, represent potential cash requirements resulting from contingent events that require performance by us or our subsidiaries pursuant to funding commitments, and are as follows:

	Total	2012	2013-2016
	(Dollars in thousands)		
Standby letters of credit	$11,534	$ 4,517	$ 7,017
Bank guarantees	26,589	20,979	5,610
Total commercial commitments	$38,123	$25,496	$12,627

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in the Securities Act.

Contingencies

We are involved with environmental compliance, investigation, monitoring and remediation activities at certain of our operating facilities or formerly owned manufacturing facilities, and accrue for these activities when commitments or remediation plans have been developed and when costs are probable and can be reasonably estimated. Historical annual cash expenditures for these activities have been charged against the related environmental reserves. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 16 years as ongoing costs of remediation programs. Management believes that any additional liability in excess of amounts accrued, which may result from the resolution of such matters should not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.

We are occasionally subject to various legal claims related to performance under contracts, product liability, taxes, employment matters, environmental matters, intellectual property and other matters, several of which claims assert substantial damages, in the ordinary course of our business. Based on our historical experience in litigating these claims, as well as our current assessment of the underlying merits of the claims and applicable insurance, if any, we believe the resolution of these other legal claims will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations. Future developments may, however, result in resolution of these legal claims in a way that could have a material adverse effect. See Item 1A. "Risk Factors."

Foreign Operations

During 2011, we had operations in Australia, Asia and Europe, which accounted for approximately 36.4% of consolidated sales and 29.0% of total assets at December 31, 2011. Functional currencies used by these operations include the Chinese yuan, the euro, Japanese yen, and the British pound. We are exposed to foreign currency exchange risk as a result of transactions by these subsidiaries in currencies other than their functional currencies, and from transactions by our domestic operations in currencies other than the U.S. dollar. The majority of these functional currencies and the other currencies in which we record transactions are fairly stable. The use of these currencies, combined with the use of foreign currency forward purchase and sale contracts, has enabled us to be sheltered from significant gains or losses resulting from foreign currency transactions. This situation could change if these currencies experience significant fluctuations or the volume of forward contracts changes.

Application of Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Management believes the following are the more critical judgmental areas in the application of its accounting policies that affect its financial position and results of operation.

Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount we believe will be collected. We also record allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations), our estimates of the collectibility of amounts due could be changed by a material amount.

Inventory Valuation Reserves. We determine inventory valuation reserves based on a combination of factors. In circumstances where we are aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. We also recognize reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower than expected or higher than expected usage), estimates of the net realizable value could be changed by a material amount.

Long-Lived Assets. We monitor our long-lived assets (property, plant and equipment and finite-lived intangible assets) for impairment indicators on an ongoing basis. If impairment indicators exist, we perform the required analysis and record impairment charges in accordance with the accounting guidance. In conducting our analysis, we compare the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are not impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal forecasts as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets.

Goodwill and Other Indefinite-Lived Intangible Assets. We evaluate goodwill and other indefinite-lived intangible assets for impairment on an annual basis, and on an interim basis, if necessary. In 2011, we adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08, "Testing Goodwill for Impairment", and assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The reporting units are the same as our operating segments, which are also our reportable segments: Energy & Chemicals, Distribution & Storage, and BioMedical. We first evaluate relevant events and circumstances, such as macroeconomic conditions and the Company's overall financial performance to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the first and second steps of the goodwill impairment test are not necessary. Otherwise, we would perform the first step of the two-step goodwill impairment test. We then evaluate how significant each of the identified factors could be to the fair value or carrying amount of a reporting unit and weigh these factors in totality in forming a conclusion whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of October 1, 2011 and based on our qualitative assessment, we determined that it was not more likely than not that the fair value is less than the carrying amount of each reporting unit and, therefore, the two-step goodwill impairment test was not necessary.

In 2010, to test for impairment of goodwill, we estimated the fair market value of each our reporting units. We used the income and market approaches to develop fair value estimates, which were weighted equally to arrive at a fair value estimate for each reporting unit. With respect to the income approach, we developed a model which incorporated our estimates of future cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount the estimated cash flows. With respect to the market approach, we used the guideline company method selecting companies with similar assets or businesses to estimate fair value of each reporting unit.

With respect to other indefinite-lived intangible assets, we determine the fair value of any indefinite-lived intangible assets using an income approach, compare the fair value to its carrying amount and record an impairment loss if the carrying amount exceeds its fair value. We use the relief from royalty method to develop fair value estimates for trade names and trademarks. This method focuses on the level of royalty payments that the user of an intangible asset would be willing to pay for the use of the asset if it were not owned by the user. This method has been consistently applied between years. As of October 1, 2011, we determined that the fair values of trade names and trademarks exceeded their carrying amounts.

Pensions. We sponsor one defined benefit pension plan which has been frozen since February 2006. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation. The Company recognizes the change in the funded status of the plan in the year in which the change occurs through accumulated other comprehensive income. Our funding policy is to contribute at least the minimum funding amounts required by law. We have chosen policies according to accounting guidance that allow the use of a calculated value of plan assets (which is further described below), which generally reduces the volatility of pension (income) expense from changes in pension liability discount rates and the performance of the pension plans' assets.

A significant element in determining our pension expense in accordance with accounting guidance is the expected return on plan assets. We have assumed that the expected long-term rate of return on plan assets as of December 31, 2011 and 2010 will be 7.75%. These expected return assumptions were developed using a simple averaging formula based upon the plans' investment guidelines, mix of asset classes and the historical returns of equities and bonds. We believe our assumptions for expected future returns are reasonable. However, we cannot guarantee that we will achieve these returns in the future. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets that reduces pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense.

At the end of each year, we determine the rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency and the expected timing of benefit payments under the plan. At December 31, 2011, we determined this rate to be 4.5% as compared to 5.5% in 2010. Changes in discount rates over the past three years have not materially affected pension (income) expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred and amortized over the expected future service of participants.

At December 31, 2011, our consolidated net pension liability recognized was $15.9 million, an increase of $4.4 million from December 31, 2010. This increase in liability was largely due to a lower discount rate used on the interest cost for the projected benefit obligation as a result of lower interest rates. Employer contributions to the plan of $2.9 million were offset by benefit payments of $1.6 million. For the years ended December 31, 2011, 2010 and 2009, we recognized approximately $0.2 million, $0.4 million, and $1.2 million of pension expense, respectively. See Note G to our financial statements included elsewhere in this report for further discussion.

Environmental Remediation Obligations. Our obligations for known environmental problems at our current and former manufacturing facilities have been recognized on an undiscounted basis on estimates of the cost of investigation and remediation at each site. Management along with our consultants reviews our environmental remediation sites quarterly to determine if additional cost adjustments or disclosures are required. The characteristics of environmental remediation obligations, where information concerning the nature and extent of clean-up activities is not immediately available and changes in regulatory requirements frequently occur, result in a significant risk of increase to the obligations as they mature. Expected future expenditures are not discounted to present value and potential insurance recoveries are not recognized until realized.

Product Warranty Costs. We estimate product warranty costs and accrue for these costs as products are sold. The warranty reserve includes both a general reserve component, calculated based upon historical experience over the warranty period for each product and a specific reserve component for any specifically identified warranty issues. Due to the uncertainty and potential volatility of these warranty estimates, changes in assumptions could materially affect net income.

Revenue Recognition — Long-Term Contracts. We recognize revenue and gross profit as work on long-term contracts progresses using the percentage of completion method of accounting, which relies on estimates of total expected contract revenues and costs. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses toward completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional profit recognition, and unfavorable changes will result in the reversal of previously recognized revenue and profits. When estimates indicate a loss is expected to be incurred under a contract, cost of sales is charged with a provision for such loss. As work progresses under a loss contract, revenue and cost of sales continue to be recognized in equal amounts, and the excess of costs over revenues is charged to the contract loss reserve. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. Pre-contract costs relate primarily to salaries and benefits incurred to support the selling effort and, accordingly, are expensed as incurred. Certain contracts include incentive-fee arrangements clearly defined in the agreement and are not recognized until earned. We use the percentage of completion method of accounting primarily in the E&C segment.

Stock-based Employee Compensation. Stock compensation expense is calculated based on the estimated fair value of our stock options, restricted stock awards and performance stock units. The fair value of the stock options and certain of the performance stock units is calculated using the Black-Scholes pricing model and the fair value of the remaining performance stock units which vest based on market condition is calculated using the Monte Carlo Simulation model. The grant date fair value calculation requires the use of variables such as exercise term of the option, future volatility, dividend yield and risk-free interest rate. Compensation expense is recognized over the vesting period of the option or term of the stock award after consideration of the estimated forfeiture rates.

Recently Adopted Accounting Standards

Effective 2011, the Company adopted the new guidance issued by the FASB regarding disclosures about an employer's participation in a multiemployer plan. The Company has historically participated in the multiemployer plan for union employees at the Company's La Crosse, Wisconsin facility. The guidance requires the Company to provide additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. The adoption of this guidance did not have a material impact of the Company's financial position, results of operations or cash flows.

Effective October 1, 2011, the Company early adopted the new guidance issued by the FASB regarding qualitative goodwill impairment assessments. The guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the first and second steps of the goodwill impairment test are not necessary. Otherwise, the entity would perform the first step of the two-step goodwill impairment test. The adoption of this guidance did not have a material impact of the Company's financial position, results of operations or cash flows.

Effective in 2011, the Company adopted the new guidance issued by the FASB regarding disclosures of supplementary pro forma information for business combinations. These amendments specify that a public entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

Effective in 2011, the Company adopted the new guidance issued by the FASB regarding the goodwill impairment test for reporting units with zero or negative carrying amounts. This guidance modifies the first step of the goodwill impairment test to include reporting units with zero or negative carrying amounts. For these reporting units, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any, when it is more likely than not that a goodwill impairment exists. The adoption of this guidance did not have an impact on the Company's financial position or results of operations since the reporting units have neither zero nor negative carrying amounts.

Recently Issued Accounting Standards

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220)." The amendments in the ASU revise the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in Topic 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. This ASU is effective for fiscal years beginning after December 15, 2011. The Company does not believe that the adoption of this guidance will have a material effect on the financial statements of the Company since the amendments affect financial statement presentation only.

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820)." The amendments in the ASU aim to align the principles for fair value measurements and the related disclosure requirements in accordance with U.S. GAAP and IFRS. This ASU mainly contains clarifications such as the specification that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. The ASU also requires new disclosures under U.S. GAAP such as quantitative information about the unobservable inputs used in a fair value measurement that is categorized within the Level 3 of the fair value hierarchy. This ASU is effective during interim and annual periods beginning after December 15, 2011. Early adoption by public companies is not permitted. The Company does not believe that the adoption of this guidance will have a material effect on the financial statements of the Company.

Forward-Looking Statements

The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. This Annual Report on Form 10-K includes "forward-looking statements." These forward-looking statements include statements relating to our business. In some cases, forward-looking statements may be identified by terminology such as "may," "should," "expects," "anticipates," "believes," "projects," "forecasts," "continue" or the negative of such terms or comparable terminology. Forward-looking statements contained herein (including future cash contractual obligations, liquidity, cash flow, orders, results of operations, and trends, among other matters) or in other statements made by us are made based on management's expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described under Item 1A. "Risk Factors"), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

- the cyclicality of the markets which we serve and the vulnerability of those markets to economic downturns;
- the loss of, or a significant reduction or delay in purchases by our largest customers;
- the fluctuations in energy prices;
- governmental energy policies could change, or expected changes could fail to materialize;
- the potential for negative developments in the natural gas industry related to hydraulic fracturing;
- competition in our markets;
- economic downturns and deteriorating financial conditions;
- our ability to manage our fixed-price contract exposure;
- our reliance on the availability of key supplies and services;

- degradation of our backlog as a result of modification or termination of orders;
- our ability to successfully manage our planned operational expansions;
- changes in government health care regulations and reimbursement policies;
- general economic, political, business and market risks associated with our global operations including the recent instability in North Africa and the Middle East and any expansion thereof and the recent natural disaster and related complications in Japan;
- our ability to successfully acquire or integrate companies that provide complementary products or technologies;
- fluctuations in foreign currency exchange rates and interest rates;
- financial distress of third parties;
- the loss of key employees;
- the pricing and availability of raw materials;
- our ability to control our costs while maintaining customer relationships and core business resources;
- litigation and disputes involving us, including the extent of product liability, warranty, contract, employment and environmental claims asserted against us;
- United States Food and Drug Administration and comparable foreign regulation of our products;
- the impairment of our goodwill and other indefinite-lived intangible assets;
- the cost of compliance with environmental, health and safety laws and responding to potential liabilities under these laws;
- labor costs and disputes and the deterioration of our relations with our employees;
- additional liabilities related to taxes;
- the underfunded status of our pension plan;
- our ability to continue our technical innovation in our product lines;
- our ability to protect our intellectual property and know-how;
- claims that our products or processes infringe intellectual property rights of others;
- disruptions in our operations due to severe weather;
- potential violations of the Foreign Corrupt Practices Act;
- increased government regulation;
- regulations governing the export of our products and other regulations applicable to us as a supplier of products to the U.S. government;
- technological security threats;
- risks associated with our indebtedness, leverage, debt service and liquidity;
- potential dilution to existing holders of our common stock as a result of the conversion of our convertible debt;
- fluctuations in the price of our stock; and
- other factors described in this Annual Report.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values and interest rates that can affect the cost of operating and financing. Accordingly, we address a portion of these risks through a program of risk management.

Our primary interest rate risk exposure results from the current Senior Credit Facility's various floating rate pricing mechanisms. If interest rates were to increase 200 basis points (2%) from December 31, 2011 rates, and assuming no changes in debt from the December 31, 2011 levels, our additional annual expense would be approximately $1.1 million on a pre-tax basis.

The Company has assets, liabilities and cash flows in foreign currencies creating exposure to foreign currency exchange fluctuations in the normal course of business. Chart's primary exchange rate exposure is with the euro, the Japanese yen, the British pound, the Czech koruna and the Chinese yuan. Monthly measurement, evaluation and forward exchange rate contracts are employed as methods to reduce this risk. The Company enters into foreign exchange forward contracts to hedge anticipated and firmly committed foreign currency transactions. Chart does not use derivative financial instruments for speculative or trading purposes. The terms of the contracts are generally one year or less. At December 31, 2011, the Company had foreign exchange contracts with notional values of 14.8 million euros, 22.2 million Czech koruna, 130.0 million Japanese yen, 3.0 million Norwegian kroner, and 0.3 million British pounds. At December 31, 2011, a hypothetical 10% weakening of the U.S. dollar would not materially affect the Company's financial statements.

Market Price Sensitive Instruments

In connection with the issuance of the Convertible Notes, the Company entered into privately-negotiated convertible note hedge and capped call transactions with affiliates of certain of the underwriters (the "Option Counterparties"). The convertible note hedge and capped call transactions relate to, collectively, 3.6 million shares, which represents the number of shares of the Company's common stock underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. These convertible note hedge and capped call transactions are expected to reduce the potential dilution with respect to the Company's common stock upon conversion of the Convertible Notes and/or reduce the Company's exposure to potential cash or stock payments that may be required upon conversion of the Convertible Notes, except, in the case of the capped call transactions, to the extent that the market price per share of the Company's common stock exceeds the cap price of the capped call transactions.

The Company also entered into separate warrant transactions with the Option Counterparties initially relating to the number of shares of the Company's common stock underlying the convertible note hedge transactions, subject to customary anti-dilution adjustments. The warrant transactions will have a dilutive effect with respect to the Company's common stock to the extent that the price per share of the Company common stock exceeds the strike price of the warrants unless the Company elects, subject to certain conditions, to settle the warrants in cash. The cap price of the capped call transactions and the strike price of the warrant transactions was initially $84.96 per share. Further information is located in Note C to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Covenant Compliance

We believe that our Senior Credit Facility is a material agreement, that the covenants are material terms of the agreement and that information about the covenants is material to an investor's understanding of our financial condition and liquidity. The breach of covenants in the Senior Credit Facility that are tied to ratios based on Adjusted EBITDA, as defined below, could result in a default under the Senior Credit Facility and the lenders could elect to declare all amounts borrowed due and payable. Additionally, under the Senior Credit Facility, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Covenant levels and pro forma ratios for the four quarters ended December 31, 2011 are as follows:

	Covenant Level	Four Quarters Ended December 31, 2011 Ratio
Senior Credit Facility(1)(2)		
Minimum Adjusted EBITDA* to cash interest ratio	3.00x	22.79x
Maximum funded indebtedness to Adjusted EBITDA* ratio	3.25x	0.53x

(1) Failure to satisfy these ratio requirements would constitute a default under the Senior Credit Facility. If lenders under the Senior Credit Facility failed to waive any such default, repayment obligations under the Senior Credit Facility could be accelerated, which would also constitute a default under the indenture for the Convertible Notes.

(2) The ratio is calculated giving pro forma effect to our acquisition of GOFA, the redemption of the Subordinated Notes, the issuance of the Convertible Notes and Term Loan principal payments during 2011.

* Adjusted EBITDA as used herein is defined as net income before interest expense, provision for income taxes, depreciation and amortization and further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenants contained in the related Senior Credit Facility.

Item 8. *Financial Statements and Supplementary Data*

Our Financial Statements and the accompanying Notes that are filed as part of this Annual Report are listed under Item 15. "Exhibits and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature page of this Form 10-K and are incorporated into this Item 8 by reference.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures.

As of December 31, 2011, an evaluation was performed, under the supervision and with the participation of the Company's management including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, such officers concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) is accumulated and communicated to the Company's management including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

During the third quarter of 2011, the Company completed a phased implementation and upgrade of its existing J D Edwards global Enterprise Resource Planning software system at all of the existing sites. This new system represents a process improvement initiative and is not in response to any identified deficiency or weakness in the Company's internal control over financial reporting. The system implementation is designed, in part, to enhance the overall system of internal control over financial reporting through further automation of various business processes.

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting.

Management's Report on Internal Control Over Financial Reporting is set forth on page F-1 of this Annual Report on Form 10-K and incorporated herein by reference.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is set forth in Item 8. "Financial Statements and Supplementary Data," on page F-3 under the caption "Report of Independent Registered Public Accounting Firm" and incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

Not Applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information required by this item as to the Directors of the Company appearing under the caption "Election of Directors" in the Company's 2012 Proxy Statement is incorporated herein by reference. Information required by this item as to the Executive Officers of the Company is included as Item 4A of this Annual Report on Form 10-K as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 is set forth in the 2012 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" which information is incorporated herein by reference. Information required by Items 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is set forth in the 2012 Proxy Statement under the headings "Information Regarding Meetings and Committees of the Board of Directors", "Code of Ethical Business Conduct and Officer Code of Ethics" and "Stockholder Communications with the Board", which information is incorporated herein by reference.

The Charters of the Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee and the Corporate Governance Guidelines, Officer Code of Ethics and Code of Ethical Business Conduct are available on the Company's website at www.chart-ind.com and in print to any stockholder who requests a copy. Requests for copies should be directed to Secretary, Chart Industries, Inc., One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125. The Company intends to disclose any amendments to the Code of Ethical Business Conduct or Officer Code of Ethics, and any waiver of the Code of Ethical Business Conduct or Officer Code of Ethics granted to any Director or Executive Officer of the Company, on the Company's website.

Item 11. ***Executive Compensation***

The information required by Item 402 of Regulation S-K is set forth in the 2012 Proxy Statement under the heading "Executive and Director Compensation," which information is incorporated herein by reference. The information required by Items 407(e)(4) and 407(e)(5) of Regulation S-K is set forth in the 2012 Proxy Statement under the headings "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," respectively, which information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item is set forth in the 2012 Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information," which information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is set forth in the 2012 Proxy Statement under the headings "Related Party Transactions" and "Director Independence," which information is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is set forth in the 2012 Proxy Statement under the heading "Principal Accounting Fees and Services," which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as part of this 2011 Annual Report on Form 10-K:

1. *Financial Statements.* The following consolidated financial statements of the Company and its subsidiaries and the reports of the Company's independent registered public accounting firm are incorporated by reference in Item 8:

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2011 and 2010

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

2. *Financial Statement Schedules.* The following additional information should be read in conjunction with the consolidated financial statements:

Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009

All other financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

3. *Exhibits.* See the Index to Exhibits at page E-1 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHART INDUSTRIES, INC.

By: /s/ SAMUEL F. THOMAS

Samuel F. Thomas
Chairman, Chief Executive Officer and President

Date: February 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature and Title	
/s/ SAMUEL F. THOMAS **Samuel F. Thomas**	Chairman, Chief Executive Officer, President and a Director
/s/ MICHAEL F. BIEHL **Michael F. Biehl**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ KENNETH J. WEBSTER **Kenneth J. Webster**	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ W. DOUGLAS BROWN **W. Douglas Brown**	Director
/s/ RICHARD E. GOODRICH **Richard E. Goodrich**	Director
/s/ STEVEN W. KRABLIN **Steven W. Krablin**	Director
/s/ MICHAEL W. PRESS **Michael W. Press**	Director
/s/ JAMES M. TIDWELL **James M. Tidwell**	Director
/s/ THOMAS L. WILLIAMS **Thomas L. Williams**	Director

Date: February 28, 2012

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Chart Industries, Inc. and its subsidiaries (the "Company") are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2011 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

/s/ SAMUEL F. THOMAS	/s/ MICHAEL F. BIEHL
Samuel F. Thomas **Chairman, Chief Executive Officer and President**	**Michael F. Biehl** **Executive Vice President, Chief Financial Officer and Treasurer**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chart Industries, Inc.

We have audited the accompanying consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chart Industries, Inc. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chart Industries, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
February 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chart Industries, Inc.

We have audited Chart Industries, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chart Industries, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chart Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 28, 2012 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
February 28, 2012

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(Dollars in thousands, except per share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 256,861	$165,112
Accounts receivable, net	131,904	88,131
Inventories, net	149,822	104,435
Unbilled contract revenue	25,247	22,070
Prepaid expenses	7,088	5,121
Other current assets	26,707	21,227
Total Current Assets	597,629	406,096
Property, plant and equipment, net	137,301	116,158
Goodwill	288,770	275,252
Identifiable intangible assets, net	140,553	145,500
Other assets, net	10,222	11,833
TOTAL ASSETS	$1,174,475	$954,839
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 4,758	$ —
Accounts payable	84,297	54,749
Customer advances and billings in excess of contract revenue	102,996	51,661
Accrued salaries, wages and benefits	29,108	20,359
Warranty reserve	13,181	12,101
Current portion of long-term debt	6,500	6,500
Other current liabilities	24,653	25,813
Total Current Liabilities	265,493	171,183
Long-term debt	223,224	218,425
Long-term deferred tax liability, net	43,945	39,140
Accrued pension liabilities	15,905	11,483
Other long-term liabilities	12,357	13,234
Shareholders' Equity		
Common stock, par value $.01 per share — 150,000,000 shares authorized, as of December 31, 2011 and 2010, respectively, 29,612,684 and 28,831,724 shares issued and outstanding at December 31, 2011 and 2010, respectively	296	288
Additional paid-in capital	333,034	258,425
Retained earnings	274,716	230,640
Accumulated other comprehensive income	2,993	9,811
Total Chart Industries, Inc. shareholders' equity	611,039	499,164
Noncontrolling interest	2,512	2,210
Total equity	613,551	501,374
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,174,475	$954,839

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2011	2010	2009
	(Dollars and shares in thousands, except per share amounts)		
Sales	$794,585	$555,455	$597,458
Cost of sales	549,139	390,156	395,577
Gross profit	245,446	165,299	201,881
Selling, general and administrative expenses	140,535	104,973	95,601
Amortization expense	13,376	11,049	10,716
Asset impairment	1,218	1,773	1,230
Loss on disposal of assets	323	—	—
	155,452	117,795	107,547
Operating income	89,994	47,504	94,334
Other expense (income):			
Interest expense, net	23,371	16,196	15,817
Amortization of deferred financing costs	4,383	3,063	1,616
Foreign currency (gain) loss	(734)	871	(687)
Gain on acquisition of business	—	(1,124)	(6,954)
	27,020	19,006	9,792
Income before income taxes	62,974	28,498	84,542
Income tax expense (benefit):			
Current	21,221	17,338	25,137
Deferred	(2,491)	(9,345)	(1,751)
	18,730	7,993	23,386
Net income	44,244	20,505	61,156
Noncontrolling interest, net of taxes	168	345	145
Net income attributable to Chart Industries, Inc.	$ 44,076	$ 20,160	$ 61,011
Net income attributable to Chart Industries, Inc. per common share — basic	$ 1.51	$ 0.71	$ 2.14
Net income attributable to Chart Industries, Inc. per common share — diluted	$ 1.47	$ 0.69	$ 2.11
Weighted average number of common shares outstanding:			
Basic	29,165	28,534	28,457
Diluted	29,913	29,255	28,981

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock						
	Shares Outstanding	**Amount**	**Additional Paid-in Capital**	**Retained Earnings**	**Accumulated Other Comprehensive (Loss) Income**	**Noncontrolling Interests**	**Total Equity**
			(Dollars and shares in thousands)				
Balance at December 31, 2008	28,398	$284	$247,638	$149,469	$ 6,569	$1,492	$405,452
Net income	—	—		61,011		145	61,156
Other comprehensive income (loss)							
Foreign currency translation adjustments	—	—	—	—	3,427	48	3,475
Amortization of unrecognized losses	—	—	—	—	679	—	679
Decrease in pension liability, net of tax expense of ($1,777)	—	—	—	—	2,429	—	2,429
Comprehensive income							67,739
Compensation expense recognized for employee stock options	—	—	3,279	—	—	—	3,279
Exercise of options	84	1	745	—	—	—	746
Tax benefit of non-qualifying stock options	—	—	30	—	—	—	30
Other	—	—	—	—	—	—	—
Balance at December 31, 2009	28,482	$285	$251,692	$210,480	$13,104	$1,685	$477,246
Net income	—	—		20,160		345	20,505
Other comprehensive income (loss)							
Foreign currency translation adjustments	—	—	—	—	(2,753)	180	(2,573)
Amortization of unrecognized losses	—	—	—	—	270	—	270
Decrease in pension liability, net of tax expense of ($470)	—	—	—	—	(810)	—	(810)
Comprehensive income							17,392
Compensation expense recognized for employee stock options	—	—	4,933	—	—	—	4,933
Exercise of options	350	1	1,062	—	—	—	1,063
Tax benefit of non-qualifying stock options	—	—	796	—	—	—	796
Other	—	2	(58)	—	—	—	(56)
Balance at December 31, 2010	28,832	$288	$258,425	$230,640	$ 9,811	$2,210	$501,374
Net income	—	—	—	44,076	—	168	44,244
Other comprehensive income (loss)							
Foreign currency translation adjustments	—	—	—	—	(2,303)	134	(2,169)
Amortization of unrecognized losses	—	—	—	—	365	—	365
Decrease in pension liability, net of tax expense of ($2,633)	—	—	—	—	(4,880)	—	(4,880)
Comprehensive income							37,560
Equity component of convertible notes issuance, net of deferred financing fees and deferred taxes	—	—	48,521	—	—	—	48,521
Proceeds from issuance of warrants	—	—	48,848	—	—	—	48,848
Purchase of call options net of deferred taxes	—	—	(41,993)	—	—	—	(41,993)
Compensation expense recognized for employee stock options	—	—	5,433	—	—	—	5,433
Exercise of options	781	8	7,019	—	—	—	7,027
Tax benefit of non-qualifying stock options	—	—	7,879	—	—	—	7,879
Other	—	—	(1,098)	—	—	—	(1,098)
Balance at December 31, 2011	29,613	$296	$333,034	$274,716	$ 2,993	$2,512	$613,551

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ 44,244	$ 20,505	$ 61,156
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred financing costs	4,383	3,063	1,616
Call premium related to redemption of long-term debt	4,964	—	—
Employee stock and stock option related compensation expense	5,433	4,933	3,279
Asset impairment	1,218	1,773	1,230
Depreciation and amortization	27,915	23,577	21,412
Interest accretion of convertible notes discount	3,589	—	—
Gain on acquisition of business	—	(1,124)	(6,954)
Foreign currency transaction (gain) loss	(734)	871	(687)
Loss on disposal of assets	323	—	—
Deferred income tax expense (benefit)	(2,491)	(9,345)	(1,751)
Other	(536)	3,236	1,999
Changes in assets and liabilities:			
Accounts receivable	(33,095)	(2,614)	15,217
Inventory	(31,628)	(13,717)	25,221
Unbilled contract revenues and other current assets	(10,949)	(2,554)	27,112
Accounts payable and other current liabilities	17,889	10,505	(16,567)
Deferred income taxes	138	(337)	641
Customer advances and billings in excess of contract revenue	50,995	(198)	(45,998)
Net Cash Provided By Operating Activities	81,658	38,574	86,926
INVESTING ACTIVITIES			
Capital expenditures	(22,380)	(16,939)	(13,190)
Proceeds from sale of assets	—	989	107
Acquisition of businesses, net of cash acquired	(37,680)	(47,865)	(18,086)
Proceeds from maturities of short term investments	—	—	32,264
Other investing activities	388	(400)	(1,897)
Net Cash (Used In) Investing Activities	(59,672)	(64,215)	(802)
FINANCING ACTIVITIES			
Principal payments on long-term debt	(6,500)	(18,250)	—
Payment of financing costs	(7,277)	(2,857)	—
Stock option exercise proceeds	7,027	1,063	746
Tax benefit from exercise of stock options	7,879	796	30
Retirement of long-term debt, including call premium	(168,139)	—	—
Proceeds from issuance of short-term debt	4,758	—	—
Proceeds from issuance of convertible notes	250,000	—	—
Proceeds from issuance of warrants	48,848	—	—
Payment for call options related to convertible notes	(66,486)	—	—
Payment of contingent consideration	(1,300)	—	—
Other financing activities	(1,099)	(54)	—
Net Cash Provided By (Used In) Financing Activities	67,711	(19,302)	776
Net increase (decrease) in cash and cash equivalents	89,697	(44,943)	86,900
Effect of exchange rate changes on cash	2,052	(1,113)	2,103
Cash and cash equivalents at beginning of period	165,112	211,168	122,165
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 256,861	$165,112	$211,168

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars and shares in thousands, except per share amounts)

NOTE A — Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: Chart Industries, Inc. (the "Company"), is a leading global manufacturer of standard and custom-engineered products and systems serving a wide variety of low-temperature and cryogenic applications. The Company has developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero. The majority of the Company's products, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid-gas supply chain for the purification, liquefaction, distribution, storage and end-use of industrial gases and hydrocarbons. The Company has domestic operations located across the United States, including the principal executive offices located in Ohio, and an international presence in Asia, Australia and Europe.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in affiliates where the Company's ownership is between 20 percent and 50 percent, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policy, are accounted for under the equity method.

Basis of Presentation: The consolidated financial statements and accompanying notes as of and for the years ended December 31, 2011, 2010 and 2009 are prepared in conformity with U.S. generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: In 2010, the Company determined shipping and handling revenues should be recorded in sales and related shipping and handling costs should be recorded in cost of sales. Previously, both shipping and handling revenues and costs were netted within sales. Prior periods have been reclassified to conform to the current period presentation.

Cost of Sales: Any expenses associated with manufacturing are included in cost of sales. These costs include all materials, direct and indirect labor, inbound freight, purchasing and receiving, inspection, internal transfers and distribution and warehousing of inventory. In addition, shop supplies, facility maintenance costs, manufacturing engineering, project management and depreciation expense for assets used in the manufacturing process are included in cost of sales.

Selling, general and administrative costs ("SG&A"): SG&A includes selling, marketing, customer service, product management, design engineering, and other administrative costs not directly supporting the manufacturing process as well as depreciation expense associated with non-manufacturing assets. In addition, SG&A includes corporate operating expenses for executive management, accounting, tax, treasury, human resources, information technology, legal, internal audit, risk management and stock-based compensation expense.

Cash and Cash Equivalents: The Company considers all investments with an initial maturity of three months or less when purchased to be cash equivalents. The December 31, 2011 and 2010 balances include money market investments.

Short Term Investments: From time to time, the Company invests in short-term, highly liquid, variable rate instruments, which have stated maturities of greater than three months but less than six months. These short term

(Dollars and shares in thousands, except per share amounts)

investments are recorded at cost which approximates fair value. The Company has determined that its investment securities are available and intended for use in current operations and, accordingly, has classified investment securities as current assets. There are no short-term investments as of December 31, 2011 and 2010.

Concentrations of Credit Risks: The Company sells its products to gas producers, distributors and end-users across the industrial gas, hydrocarbon and chemical processing industries in countries all over the world. Approximately 58%, 57% and 59% of sales were to foreign countries in 2011, 2010 and 2009, respectively. No single customer exceeded ten percent of consolidated sales in 2011, 2010 and 2009. Sales to the Company's top ten customers accounted for 36%, 38% and 47% of consolidated sales in 2011, 2010 and 2009, respectively. The Company's sales to particular customers fluctuate from period to period, but the large gas producer and distributor customers of the Company tend to be a consistently large source of revenue for the Company. To minimize credit risk from trade receivables, the Company reviews the financial condition of potential customers in relation to established credit requirements before sales credit is extended and monitors the financial condition of customers to help ensure timely collections and to minimize losses. Additionally, for certain domestic and foreign customers, particularly in the Energy and Chemicals ("E&C") segment, the Company requires advance payments, letters of credit and other such guarantees of payment. Certain customers also require the Company to issue letters of credit or performance bonds, particularly in instances where advance payments are involved, as a condition of placing the order.

The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents and forward foreign currency exchange contracts. To minimize credit risk from these financial instruments, the Company enters into these arrangements with major banks and other quality financial institutions and invests only in high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations in this area.

Allowance for Doubtful Accounts: The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, or substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. The Company also records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. The allowance for doubtful accounts balance at December 31, 2011 and 2010 was $2,360 and $3,008, respectively.

Inventories: Inventories are stated at the lower of cost or market with cost being determined by the first-in, first-out ("FIFO") method at December 31, 2011 and 2010. The components of inventory are as follows:

	December 31,	
	2011	2010
Raw materials and supplies	$ 64,832	$ 35,565
Work in process	36,045	23,643
Finished goods	48,945	45,227
	$149,822	$104,435

Inventory Valuation Reserves: The Company determines inventory valuation reserves based on a combination of factors. In circumstances where the Company is aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. The Company also recognizes reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower-than-expected or higher-than-expected usage), estimates of the net realizable value could be changed by a material amount.

(Dollars and shares in thousands, except per share amounts)

Property, Plant and Equipment: All capital expenditures for property, plant and equipment are stated on the basis of cost. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized. The cost of applicable assets is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation expense was $14,539, $12,528 and $10,696 for the years ended December 31, 2011, 2010 and 2009, respectively. The following table summarizes the components of property, plant and equipment:

Classification	Estimated Useful Life	December 31, 2011	December 31, 2010
Land and buildings	20-35 years	$ 96,984	$ 72,783
Machinery and equipment	3-12 years	79,173	69,572
Computer equipment, furniture and fixtures	3-7 years	16,043	10,912
Construction in process		8,175	8,800
		200,375	162,067
Less accumulated depreciation		(63,074)	(45,909)
Total property, plant and equipment, net		$137,301	$116,158

The Company monitors its property, plant and equipment, and finite-lived intangible assets for impairment indicators on an ongoing basis. If impairment indicators exist, the Company performs the required analysis and records impairment charges. In conducting its analysis, the Company compares the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal forecasts as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets.

Goodwill and Other Intangible Assets: The Company does not amortize goodwill or other indefinite-lived intangible assets, but reviews them at least annually, and on an interim basis if necessary, for impairment using a measurement date of October 1st. The Company amortizes intangible assets that have finite lives over their useful lives.

With respect to goodwill, the Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The reporting units are the same as our operating segments, which are also the reportable segments: Energy & Chemicals, Distribution & Storage, and BioMedical. The Company first evaluates relevant events and circumstances, such as macroeconomic conditions and the Company's overall financial performance to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the first and second steps of the goodwill impairment test are not necessary. Otherwise, the Company would perform the first step of the two-step goodwill impairment test. The Company then evaluates how significant each of the identified factors could be to the fair value or carrying amount of a reporting unit and weighs these factors in totality in forming a conclusion whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of October 1, 2011 and based on the Company's qualitative assessment, the Company determined

(Dollars and shares in thousands, except per share amounts)

that it was not more likely than not that the fair value is less than the carrying amount of each reporting unit and, therefore, the two-step goodwill impairment test was not necessary. In 2010, to test for impairment of goodwill, we estimated the fair market value of each our reporting units. We used the income and market approaches to develop fair value estimates, which were weighted equally to arrive at a fair value estimate for each reporting unit. With respect to the income approach, we developed a model which incorporated our estimates of future cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount the estimated cash flows. With respect to the market approach, we used the guideline company method selecting companies with similar assets or businesses to estimate fair value of each reporting unit.

With respect to other indefinite-lived intangible assets, the Company determines the fair value of any indefinite-lived intangible assets using an income approach, compares the fair value to its carrying amount and records an impairment loss if the carrying amount exceeds its fair value. The Company uses the relief from royalty method to develop fair value estimates for trade names and trademarks. This method focuses on the level of royalty payments that the user of an intangible asset would be willing to pay for the use of the asset if it were not owned by the user. This method has been consistently applied between years. As of October 1, 2011, the Company determined that the fair values of trade names and trademarks exceeded their carrying amounts.

The following table displays the gross carrying amount and accumulated amortization for finite-lived intangible assets and indefinite-lived intangible assets:

	Weighted Average Estimated Useful Life	December 31, 2011		December 31, 2010	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived assets					
Unpatented technology	9 years	$ 18,113	$ (9,024)	$ 15,073	$ (7,275)
Patents	10 years	9,080	(5,434)	8,497	(4,304)
Product names	14 years	5,638	(1,818)	5,676	(1,285)
Non-compete agreements	3 years	2,130	(2,130)	2,130	(1,952)
Customer relations	13 years	130,488	(48,840)	127,062	(39,103)
		$165,449	$(67,246)	$158,438	$(53,919)
Indefinite-lived intangible assets:					
Goodwill		$288,770		$275,252	
Trademarks and trade names		39,280		37,911	
In-process research and development		3,070		3,070	
		$331,120		$316,233	

Amortization expense for intangible assets subject to amortization was $13,376, $11,049 and $10,716 for the years ended December 31, 2011, 2010 and 2009, respectively, and is estimated to range from approximately $13,500 to $9,500 annually for fiscal years 2012 through 2017, respectively.

Goodwill increased $13,518 during the year ended December 31, 2011. Acquisitions accounted for $14,585 of the increase offset by $(1,067) representing the impact of foreign currency translation adjustments.

Financial Instruments: The fair values of cash equivalents, short term investments, accounts receivable, accounts payable and short term bank debt approximate their carrying amount because of the short maturity of these instruments.

(Dollars and shares in thousands, except per share amounts)

Derivative Instruments: The Company utilizes certain derivative financial instruments to enhance its ability to manage foreign currency risk that exists as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The Company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The Company utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business. Contracts typically have maturities of less than one year. Principal currencies include the euro, British pound and Czech koruna. The Company's foreign currency forward contracts do not qualify as hedges as defined by accounting guidance. Changes in their fair value are recorded as foreign currency (gains) losses in the consolidated statement of operations and in the operating activities section of the statement of cash flows. The changes in fair value generated a net gain of $1,233 for 2011, a net loss of $630 for 2010, and a net gain of $1,492 for 2009.

As of December 31, 2011, the Company held forward currency contracts to buy 17,500 Czech koruna against the euro and to sell (i) 11,500 euros against the U.S. dollar, (ii) 4,700 Czech koruna against the U.S. Dollar, (iii) 130,000 Japanese yen against the U.S. dollar, (iv) 3,340 euros against the Czech koruna, (v) 3,000 Norwegian kroner against the euro, and (vi) 250 British pounds against the U.S. dollar. At December 31, 2011, the fair value of the Company's derivative assets and liabilities representing foreign currency forward contracts was $489 and $107, respectively. These were recorded on the balance sheet as other current assets and liabilities. As of December 31, 2010, the Company held forward currency contracts to sell (i) 16,900 euros against the Czech koruna, (ii) 386,853 Japanese yen against the U.S. dollar, (iii) 5,000 U.S. dollars against the euro, (iv) 500 Australian dollars against the U.S dollar, and (v) 75 British pounds against the euro. At December 31, 2010, the fair value of the Company's derivative liabilities representing foreign currency forward contracts was $807. These were recorded on the balance sheet as other current liabilities. The Company's foreign currency forward contracts are not exchange traded instruments and, accordingly, are classified as being valued utilizing level 2 inputs which are based on observable inputs such as quoted prices for similar assets and liabilities in active markets.

Product Warranties: The Company provides product warranties with varying terms and durations for the majority of its products. The Company records warranty expense in cost of sales. The changes in the Company's consolidated warranty reserve are as follows:

	Year Ended December 31,		
	2011	2010	2009
Balance at beginning of period	$12,101	$ 8,764	$ 8,636
Warranty expense	7,420	5,893	3,316
Warranty usage	(8,085)	(3,827)	(4,335)
Acquired warranty reserves	1,745	1,271	1,147
Balance at end of period	$13,181	$12,101	$ 8,764

(Dollars and shares in thousands, except per share amounts)

Shareholders' Equity: The Company reports comprehensive income in its consolidated statement of shareholders' equity. The components of accumulated other comprehensive income (loss) are as follows:

	December 31,	
	2011	2010
Foreign currency translation adjustments	$12,635	$14,938
Pension liability adjustments, net of taxes of ($2,633) and ($470) at December 31, 2011 and 2010, respectively	(9,642)	(5,127)
	$ 2,993	$ 9,811

Fair Value of Financial Instruments: The Company measures financial assets and liabilities at fair value in three levels of inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Revenue Recognition: For the majority of the Company's products, revenue is recognized when products are shipped, title has transferred and collection is reasonably assured. For these products, there is also persuasive evidence of an arrangement and the selling price to the buyer is fixed or determinable. For brazed aluminum heat exchangers, cold boxes, liquefied natural gas fueling stations and engineered tanks, the Company uses the percentage of completion method of accounting. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs at completion after giving effect to the most current estimates. Earned revenue on contracts in process at December 31, 2011, 2010 and 2009, totaled $219,315, $240,239 and $295,530, respectively. Timing of amounts billed on contracts varies from contract to contract and could cause significant variation in working capital needs. Amounts billed on percentage of completion contracts in process at December 31, 2011, 2010 and 2009 totaled $265,686, $239,600 and $298,131, respectively. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claims and change orders, if any. Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to operations as soon as such losses are known. Pre-contract costs relate primarily to salaries and benefits incurred to support the selling effort and, accordingly, are expensed as incurred. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. Certain contracts include incentive-fee arrangements. The incentive fees in such contracts can be based on a variety of factors but the most common are the achievement of target completion dates, target costs, and/or other performance criteria. Incentive fee revenue is not recognized until it is earned. Timing of amounts billed on contracts varies from contract to contract and could cause a significant variation in working capital requirements.

(Dollars and shares in thousands, except per share amounts)

Shipping and Handling Costs: Amounts billed to customers for shipping are classified as sales, and the related costs are classified as cost of sales. Shipping revenue of $8,595, $6,537 and $5,507 for the years ended December 31, 2011, 2010 and 2009, respectively, are included in sales. Shipping costs of $11,443, $8,488, and $5,942 for the years ended December 31, 2011, 2010 and 2009, respectively, are included in the cost of sales.

Advertising Costs: The Company incurred advertising costs of $4,548, $3,268 and $3,355 for the years ended December 31, 2011, 2010 and 2009, respectively. Such costs are expensed as incurred and included in SG&A.

Research and Development Costs: The Company incurred research and development costs of $4,375, $3,858 and $3,256 for the years ended December 31, 2011, 2010 and 2009, respectively. Such costs are expensed as incurred and included in SG&A.

Foreign Currency Translation: The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are charged to operations as incurred.

Income Taxes: The Company and its U.S. subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial reporting and the consolidated tax return in accordance with the liability method. A valuation allowance is provided against net deferred tax assets when conditions indicate that it is more likely than not that the benefit related to such assets will not be realized.

The Company utilizes a two-step approach for the recognition and measurement of uncertain tax positions. The first step is to evaluate the tax position and determine whether it is more likely than not that the position will be sustained upon examination by tax authorities. The second step is to measure the tax benefit as the largest amount that is more likely than not of being realized upon settlement.

Interest and penalties related to income taxes are accounted for as income tax expense.

Stock-Based Compensation: The Company records stock-based compensation according to current accounting guidance which requires all share-based payments to employees and directors, including grants of employee stock options, to be measured at fair value on the date of grant.

Compensation for share-based awards is recognized on a ratable basis over the vesting period. The total cost of a share-based payment award is reduced by estimated forfeitures expected to occur over the vesting period which generally is equivalent to the required service period of the award. See Note H for further discussions regarding stock options and other share-based awards.

(Dollars and shares in thousands, except per share amounts)

Earnings per share: The following table presents calculations of income per share of common stock:

	Year Ended December 31,		
	2011	2010	2009
Net income attributable to Chart Industries, Inc.	$44,076	$20,160	$61,011
Net income attributable to Chart Industries, Inc. per common share — basic	$ 1.51	$ 0.71	$ 2.14
Net income attributable to Chart Industries, Inc. per common share — diluted	$ 1.47	$ 0.69	$ 2.11
Weighted average number of common shares outstanding — basic	29,165	28,534	28,457
Incremental shares issuable upon assumed conversion and exercise of stock options	748	721	524
Total shares — diluted	29,913	29,255	28,981

Shares issuable under Convertible Notes were excluded from diluted earnings per share since the conversion price was greater than the average market price of the Company's common stock during the period. Certain options to purchase common stock of the Company were not included in net income attributable to Chart Industries, Inc. per common share-diluted as they were anti-dilutive and consisted of 107, 362 and 170 shares for the years ended December 31, 2011, 2010 and 2009, respectively.

New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-09, "Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80)." The Company has historically participated in the multiemployer plan for union employees at the Company's La Crosse, Wisconsin facility. The amendments in the ASU require the Company to provide additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. The amendments are effective for fiscal years ending after December 15, 2011 and are applied retrospectively for all prior periods presented. The adoption of this guidance did not have a material impact of the Company's financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Intangibles – Goodwill and Other (Topic 350)." The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the first and second steps of the goodwill impairment test are not necessary. Otherwise, the entity would perform the first step of the two-step goodwill impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption in permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011. The Company early adopted the new guidance and its adoption did not have a material impact of the Company's financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220)." The amendments in the ASU revise the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in Topic 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. This ASU is effective for fiscal years beginning after December 15, 2011. The Company does not believe that the adoption of this guidance will have a material effect on the financial statements of the Company since the amendments affect financial statement presentation only.

(Dollars and shares in thousands, except per share amounts)

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820)." The amendments in the ASU aim to align the principles for fair value measurements and the related disclosure requirements in accordance with U.S. GAAP and IFRS. This ASU mainly contains clarifications such as the specification that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. The ASU also requires new disclosures under U.S. GAAP such as quantitative information about the unobservable inputs used in a fair value measurement that is categorized within the Level 3 of the fair value hierarchy. This ASU is effective during interim and annual periods beginning after December 15, 2011. Early adoption by public companies is not permitted. The Company does not believe that the adoption of this guidance will have a material effect on the financial statements of the Company.

NOTE B — Balance Sheet Components

The following table summarizes the components of other current assets, other assets, net, other current liabilities and other long-term liabilities on the Company's consolidated balance sheet as of December 31, 2011 and 2010:

	December 31,	
	2011	2010
Other current assets:		
Deposits	$ 338	$ 407
Assets held for sale	2,824	2,824
Deferred income taxes	14,004	12,686
Income taxes receivable	3,063	—
Other receivables	6,478	5,310
	$26,707	$21,227
Other assets, net:		
Deferred financing costs	$ 6,631	$ 6,039
Cash value life insurance	1,426	1,513
Other	2,165	4,281
	$10,222	$11,833
Other current liabilities:		
Accrued interest	$ 2,099	$ 3,206
Accrued other taxes	2,005	2,497
Accrued income taxes	—	1,066
Accrued rebates	7,969	4,090
Accrued employee separation and plant closure costs	1,113	2,578
Accrued other	11,467	12,376
	$24,653	$25,813
Other long-term liabilities:		
Accrued environmental	$ 4,745	$ 6,355
Accrued contingent consideration	6,150	5,845
Accrued contingencies and other	1,462	1,034
	$12,357	$13,234

(Dollars and shares in thousands, except per share amounts)

NOTE C — Debt and Credit Arrangements

The following table shows the components of the Company's borrowings at December 31, 2011 and 2010, respectively.

	December 31,	
	2011	2010
Senior term loan, due May 2015, average interest rate of 2.73% at December 31, 2011	$ 55,250	$ 61,750
Convertible notes, due 2018, interest accrued at 7.9%	174,474	—
Subordinated notes, due 2015, interest accrued at 9.125%	—	163,175
Foreign facilities	4,758	—
Total debt	234,482	224,925
Less: current maturities	(11,258)	(6,500)
Long-term debt	$223,224	$218,425

In August 2011, the Company issued 2.00% Convertible Notes due 2018 in the aggregate principal amount of $250,000 in an offering registered under the Securities Act of 1933, as amended. The net proceeds from the offering were approximately $242,700 after deducting the underwriters' discount and offering expenses. The Convertible Notes bear interest at a fixed rate of 2.00% per year, payable semiannually in arrears on February 1 and August 1 of each year beginning February 1, 2012. The Convertible Notes will mature on August 1, 2018.

The Convertible Notes are senior subordinated unsecured obligations of the Company and are not guaranteed by any of the Company's subsidiaries. The Convertible Notes are subordinated in right of payment to the Company's existing and future senior indebtedness, including indebtedness under the Company's existing credit agreement, and rank equally in right of payment with any future senior subordinated debt. The Convertible Notes rank senior in right of payment to the Company's future subordinated debt.

Prior to the close of business on the business day immediately preceding May 1, 2018, the Convertible Notes will be convertible at the option of the holders thereof only under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2011 (and only during such fiscal quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price for the Convertible Notes on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the "Measurement Period") in which, as determined following a request by a holder of Convertible Notes as provided in the bond indenture (the "Indenture"), the trading price per $1,000 principal amount of Convertible Notes for each trading day of such Measurement Period was less than 97% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate for the Convertible Notes on each such trading day; or (3) upon the occurrence of specified corporate events pursuant to the terms of the Indenture. On or after May 1, 2018, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders of the Convertible Notes may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Convertible Notes to be converted and pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election, in respect of the remainder, if any, of the Company's conversion obligation in excess of the aggregate principal amount of the Convertible Notes being converted. It is the Company's intention to settle any excess conversion value in shares of the Company's common stock.

(Dollars and shares in thousands, except per share amounts)

The conversion rate will initially equal 14.4865 shares of the Company's common stock per $1,000 principal amount of Convertible Notes, which represents a conversion price of approximately $69.03 per share. The conversion rate will be subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of a make-whole fundamental change, the Company will, in certain circumstances, increase the conversion rate for a holder that converts its Convertible Notes in connection with such make-whole fundamental change. The Company may not redeem the Convertible Notes prior to maturity. No sinking fund will be provided for the Convertible Notes. If the Company undergoes a fundamental change, subject to certain conditions, holders may require the Company to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. In certain Events of Default, as defined in the Indenture, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of then outstanding Convertible Notes by notice to the Company and to the Trustee, may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all then outstanding Convertible Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

As of December 31, 2011, the Convertible Notes were not convertible.

In connection with the issuance of the Convertible Notes, the Company entered into privately-negotiated convertible note hedge and capped call transactions with affiliates of certain of the underwriters (the "Option Counterparties"). The convertible note hedge and capped call transactions relate to, collectively, 3,622 shares, which represents the number of shares of the Company's common stock underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. These convertible note hedge and capped call transactions are expected to reduce the potential dilution with respect to the Company's common stock upon conversion of the Convertible Notes and/or reduce the Company's exposure to potential cash or stock payments that may be required upon conversion of the Convertible Notes, except, in the case of the capped call transactions, to the extent that the market price per share of the Company's common stock exceeds the cap price of the capped call transactions. The convertible note hedge and capped call transactions, which cost the Company $66,486, were recorded as a reduction of additional paid-in-capital.

The Company also entered into separate warrant transactions with the Option Counterparties initially relating to the number of shares of the Company's common stock underlying the convertible note hedge transactions, subject to customary anti-dilution adjustments. The warrant transactions will have a dilutive effect with respect to the Company's common stock to the extent that the price per share of the Company common stock exceeds the strike price of the warrants unless the Company elects, subject to certain conditions, to settle the warrants in cash. These warrants were exercisable as of the issuance date of the Convertible Notes. The cap price of the capped call transactions and the strike price of the warrant transactions was initially $84.96 per share. Proceeds received from the issuance of the warrants totaled approximately $48,848 and were recorded as an addition to additional paid-in-capital. The net cost of the convertible note hedge and capped call transactions, taking into account the proceeds from the issuance of the warrants, was approximately $17,638. In accordance with ASC 815, contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the entity a choice of net-cash settlement in its own shares (physical settlement or net-share settlement). The Company concluded that the settlement terms of the convertible note hedge, capped call and warrant transactions permit net-share settlement. As such, the convertible note hedge, capped call and warrant transactions were recorded in equity.

At the issuance of the Convertible Notes, the Company bifurcated the $250,000 principal balance of the Convertible Notes into a liability component of $170,885 which was recorded as long-term debt and an equity component of $79,115 which was recorded as additional paid-in-capital. The liability component was recognized

(Dollars and shares in thousands, except per share amounts)

at the present value of its associated cash flows using a 7.9% straight-debt rate which represents the Company's interest rate for similar debt instruments without a conversion feature and is being accreted to interest expense over the term of the Convertible Notes. For purposes of fair value measurement, the Company determined that valuation of the Convertible Notes falls under Level 2 of the fair value hierarchy. For the year ended December 31, 2011, interest expense for the Convertible Notes was $5,672 which included $2,083 of contractual 2.00% coupon interest and $3,589 of non-cash interest accretion expense related to the carrying value of the Convertible Notes.

In accordance with ASC 470-20 which requires issuers to separately account for the liability and equity components of convertible debt instruments that may be settled in cash upon conversion, the Company allocated debt issuance costs to the liability and equity components in proportion to their allocated value. As of December 31, 2011, the total carrying amount of deferred financing fees was $7,277 with $2,303 recorded as a reduction in additional paid-in-capital. The balance of $4,974 is being amortized over the term of the Convertible Notes.

The following table represents the principal balance, the unamortized discount and the net carrying amount of the liability component and the carrying amount of the equity component of the Convertible Notes:

	December 31, 2011
Principal balance of liability component	$250,000
Unamortized discount	(75,526)
Carrying value of liability component	$174,474
Equity component	$ 79,115

The fair value of the Convertible Notes approximated its carrying amount at December 31, 2011.

On May 18, 2010, the Company refinanced its prior senior secured credit facility with a five-year $200,000 senior credit facility (the "Senior Credit Facility"). As a result of the refinancing, the Company wrote off $1,706 of deferred financing fees related to the prior senior credit facility. The new Senior Credit Facility consisted of a $65,000 term loan (the "Term Loan"), of which $55,250 remains outstanding and a $135,000 revolving credit facility (the "Revolver") with a scheduled maturity date of May 18, 2015 (the "Maturity Date"). The Revolver includes a $25,000 sub-limit for the issuance of swingline loans and a $50,000 sub-limit to be used for letters of credit. There is a foreign currency limit of $40,000 under the Revolver which can be used for foreign currency denominated letters of credit and borrowings in a foreign currency, in each case in currencies agreed upon with the lenders. In addition, the facility permits borrowings up to $40,000 under the Revolver made by the Company's wholly-owned subsidiary, Chart Industries Luxembourg S.à r.l.

On September 30, 2010, the Company began repaying the principal balance of the Term Loan with its first quarterly installment of $1,625 and will continue to make quarterly installments through the Maturity Date. The Company may select a Eurocurrency Borrowing or an ABR Borrowing rate. If the Company elects the Eurocurrency Borrowing, the base rate for the elected period equals the applicable Adjusted LIBOR rate plus the applicable margin (as defined in the Senior Credit Facility). If the Company elects an ABR Borrowing, the base rate for any day equals an applicable interest margin (as defined in the Senior Credit Facility) plus the greatest of the Prime Rate in effect on such day, the Federal Funds Effective Rate in effect on such day plus 0.5%, and the Adjusted LIBOR Rate for a one month interest period on such day plus 1.0%. The applicable interest margin on the Senior Credit Facility could change based upon the leverage ratio calculated at each fiscal quarter end. In

(Dollars and shares in thousands, except per share amounts)

addition, the Company is required to pay a commitment fee of between 0.3% and 0.5% of the unused Revolver balance and a letter of credit participation fee equal to the daily aggregate letter of credit exposure at the rate per annum equal to the Applicable Margin for Eurocurrency Revolving Facility Borrowings (ranging from 2% to 3.5%, depending on the leverage ratio calculated at each fiscal quarter end). A fronting fee must be paid on each letter of credit that is issued equal to 0.125% per annum of the stated dollar amount of the letter of credit. The obligations under the Senior Credit Facility are guaranteed by the Company and substantially all of its U.S. subsidiaries and secured by substantially all of the assets of the Company's U.S. subsidiaries and 65% of the capital stock of the Company's Material non-U.S. subsidiaries (as defined by the Senior Credit Facility) that are owned by U.S. subsidiaries.

On October 17, 2011, the Company redeemed the $163,175 million outstanding principal amount of its 9-1/8% Subordinated Notes due in 2015. The redemption price was 103.042% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date, which totaled approximately $175,600. In conjunction with the redemption of the Subordinated Notes, the Company recorded a $4,964 call premium and additional amortization of $2,969 for the write-off of the remaining deferred financing fees related to the Subordinated Notes. The Subordinated Notes were general unsecured obligations of the Company and were subordinated in right of payment to all existing and future senior debt of the Company, including the Senior Credit Facility, pari passu in right of payment with all future senior subordinated indebtedness of the Company, and senior in right of payment with any future indebtedness of the Company that expressly provides for its subordination to the Subordinated Notes. The Subordinated Notes were unconditionally guaranteed jointly and severally by substantially all of the Company's U.S. subsidiaries.

The Senior Credit Facility agreement contains a number of customary covenants, including but not limited to restrictions on the Company's ability to incur additional indebtedness, create liens or other encumbrances, sell assets, enter into sale and lease-back transactions, make certain payments, investments, loans, advances or guarantees, make acquisitions and engage in mergers or consolidations, pay dividends or distributions, and make capital expenditures. The Senior Credit Facility includes financial covenants relating to net leverage and interest coverage ratios. The Company is in compliance with all covenants. As of December 31, 2011, there was $55,250 outstanding under the Term Loan and $35,875 in letters of credit issued but no borrowings outstanding under the Revolver.

In October 2011, Chart Cryogenic Engineering Systems (Changzhou) Co., Ltd., a wholly-owned subsidiary of the Company, entered into three separate banking facilities (the "Foreign Facilities") which include a bonding/guarantee facility, a revolving line of credit, and an overdraft facility with 30,000, 60,000, and 10,000 Chinese yuan in borrowing capacity, respectively. The Foreign Facilities are guaranteed by the Company. The revolving line of credit has a time to maturity of up to twelve months and was recorded as short-term debt at the date of issuance. As of December 31, 2011, the Company had $4,758 of borrowings outstanding under the revolving line of credit. As of December 31, 2011, there were no amounts outstanding under the overdraft facility or the bonding/guarantee facility.

Chart Ferox, a.s. ("Ferox"), a wholly-owned subsidiary of the Company, maintains secured credit facilities with capacity of up to 175,000 Czech koruna ("CZK"). Ferox maintains two separate facilities. Both of the facilities allow Ferox to request issuance of bank guarantees and letters of credit. None of the facilities allow revolving credit borrowings, including overdraft protection. Ferox is required to pay a commitment fee to the lender under its first facility in respect to the unutilized commitments thereunder. Under this first facility Ferox must pay letter of credit and guarantee fees equal to: (i) 0.70% p.a. on the face amount of each guarantee or letter of credit for maturities of up to 1 year, (ii) 0.80% p.a. for maturities between 1 and 3 years, and (iii) 1.20% p.a. for maturities between 3 and 5 years. Under the second facility Ferox must pay letter of credit and guarantee fees

(Dollars and shares in thousands, except per share amounts)

equal to 0.70% p.a. on the face amount of each guarantee or letter of credit. Ferox is not required to pay a commitment fee to the lender under the second facility. Ferox's land, buildings and accounts receivable secure the credit facilities. As of December 31, 2011 there were bank guarantees of $2,248 supported by the Ferox credit facilities.

Flow Instruments & Engineering GmbH ("Flow"), a wholly-owned subsidiary of Ferox, maintains two revolving lines of credit with 320 euros in borrowing capacity. As of December 31, 2011, there were no borrowings outstanding under either line of credit.

The scheduled annual maturities of long-term debt at December 31, 2011, are as follows:

Year	Amount
2012	$ 11,258
2013	6,500
2014	6,500
2015	35,750
2016	—
Thereafter	250,000
	$310,008
Less: unamortized discount	(75,526)
	$234,482

The Company paid interest of $16,608, $16,774 and $16,820 for the years ended December 31, 2011, 2010 and 2009, respectively.

The fair value of the term loan portion of the Senior Credit Facility is estimated based on the present value of the underlying cash flows discounted at the Company's estimated borrowing rate. Under such method the fair value of the Company's Term Loan was $45,426 at December 31, 2011.

NOTE D — Restructuring Activities

In April 2010, Caire Inc., a wholly-owned subsidiary of the Company, announced its plan to close its liquid oxygen therapy manufacturing facility in Plainfield, Indiana and relocate the manufacturing and customer service operations to a facility close to existing BioMedical operations in Canton, Georgia. The Plainfield facility was acquired as part of the 2009 acquisition of the liquid oxygen therapy business of Covidien plc. The closure was substantially completed in the second quarter of 2011. The total cost of the restructuring was approximately $7,300 which includes asset impairment charges. The cost includes cash expenditures for employee retention and separation benefits, as well as lease exit costs and loss on disposal of remaining assets. The Company recorded $3,497 and $3,730 for the years ended December 31, 2011 and 2010, respectively, related to the closure of the Plainfield, Indiana BioMedical facility. The Company also recorded $1,172 in restructuring costs for employee separation benefits related to the integration of SeQual Technologies Inc., which was acquired on December 28, 2010. These charges were recorded in cost of sales ($2,061 and $2,579 for the years ended December 31, 2011 and 2010, respectively), selling, general and administrative expenses ($2,414 and $531 for the years ended December 31, 2011 and 2010, respectively), loss on disposal of assets ($1,218 for the year ended December 31, 2011) and asset impairment charges ($1,646 for the year ended December 31, 2010).

During 2009, the Company recorded $8,020, related to termination benefits primarily in the Distribution & Storage and BioMedical segments and the write-down to net realizable value of certain assets at the Denver,

(Dollars and shares in thousands, except per share amounts)

Colorado facility and land held for sale in Plaistow, New Hampshire. These charges were recorded in cost of sales ($3,605), selling, general and administrative expenses ($3,185) and asset impairment charges ($1,230).

The following tables summarize the Company's restructuring activities for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31, 2011				
	Energy & Chemicals	Distribution & Storage	BioMedical	Corporate	Total
Balance as of January 1, 2011	$ 103	$ 387	$ 2,088	$ —	$ 2,578
Restructuring charges	—	315	4,940	437	5,692
Asset impairment	—	—	(1,218)	—	(1,218)
Cash payments	(103)	(587)	(4,812)	(437)	(5,939)
Balance as of December 31, 2011	$ —	$ 115	$ 998	$ —	$ 1,113

	Year Ended December 31, 2010				
	Energy & Chemicals	Distribution & Storage	BioMedical	Corporate	Total
Balance as of January 1, 2010	$ 682	$ 1,608	$ 503	$ 88	$ 2,881
Restructuring charges	—	(45)	4,723	78	4,756
Asset impairment	—	—	(1,546)	(100)	(1,646)
Cash payments	(579)	(1,176)	(1,592)	(66)	(3,413)
Balance as of December 31, 2010	$ 103	$ 387	$ 2,088	$ —	$ 2,578

	Year Ended December 31, 2009				
	Energy & Chemicals	Distribution & Storage	BioMedical	Corporate	Total
Balance as of January 1, 2009	$ —	$ —	$ —	$ —	$ —
Restructuring charges	1,004	3,397	3,336	283	8,020
Asset impairment	—	(234)	(996)	—	(1,230)
Cash payments	(322)	(1,555)	(1,837)	(195)	(3,909)
Balance as of December 31, 2009	$ 682	$ 1,608	$ 503	$ 88	$ 2,881

NOTE E — Acquisitions

On August 1, 2011, Chart Germany GmbH, a wholly-owned subsidiary of the Company, completed the acquisition of 100% of the equity interests of GOFA Gocher Fahrzeugbau GmbH and related companies ("GOFA") for a total purchase price of €26,261 net of cash acquired, including a final working capital adjustment of €947. The preliminary fair value of the net assets acquired and goodwill at the date of acquisition were $28,372 and $11,438, respectively. The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed, and the related income tax impact of the acquisition adjustments. Goodwill was established due to the benefits that will be derived from the expansion of the Company's LNG distribution product offering in Europe. GOFA, located in Goch, Germany, designs, manufactures, sells and services cryogenic and noncryogenic mobile equipment. GOFA results are included in the Company's Distribution & Storage segment and added $572 in net income during the year ended December 31, 2011.

(Dollars and shares in thousands, except per share amounts)

The purchase price allocation related to the GOFA acquisition is presented below:

Net assets acquired:	
Cash	$ 1,974
Accounts receivable	4,645
Inventory	8,382
Property and equipment	15,555
Other assets	118
Intangible assets	7,258
Goodwill	11,438
Liabilities assumed	(9,560)
Total purchase price	$39,810

On April 1, 2011, Chart Inc. completed the acquisition of 100% of the equity of Clever Fellows Innovation Consortium, Inc. ("CFIC") for a total potential purchase price of $5,000 in cash, of which $2,000 has been paid. The remaining portion of the potential total purchase price represents contingent consideration to be paid over three years based on the attainment of certain revenue targets. The estimated value of the contingent consideration at acquisition was $1,650, valued according to a discounted cash flow approach, which includes assumptions for the probabilities of achieving the gross sales targets and the discount rate applied to the projected payments. The estimated fair value of the contingent consideration at December 31, 2011 was $1,857, valued according to a discounted cash flow approach, which includes assumptions for the probabilities of achieving the gross sales targets and the discount rate applied to the projected payments. The increase in fair value of the contingent consideration for the year ended December 31, 2011 of $207 was recorded as selling, general and administrative expenses in the consolidated statement of operations. The valuation of contingent consideration is classified as utilizing Level 3 inputs consistent with reasonably available assumptions which would be made by other market participants. The fair value of the net assets acquired and goodwill at the date of acquisition were $732 and $2,938, respectively. The goodwill was established due to the synergistic opportunities to enhance technology for cryogenic applications and grow sales in new product lines. CFIC is located in Troy, New York and develops and manufactures thermoacoustic technology products for cryogenic, heat transfer and related applications. CFIC's results are included in the Company's BioMedical segment. CFIC's results are included in the Company's BioMedical segment and added $840 in sales during the year ended December 31, 2011.

In December 2010, Caire Inc. ("Caire"), a wholly-owned subsidiary of the Company, completed the acquisition of SeQual Technologies Inc. ("SeQual") for a total potential purchase price of $60,000 in cash, of which $38,312 was paid after working capital adjustments. The cash purchase price is subject to post closing adjustments. Goodwill arising from this acquisition is primarily attributable to SeQual's technology and leadership position in the transportable segment of the oxygen therapy industry. The majority of the remaining potential total purchase price represents contingent consideration to be paid over two years beginning in 2012 based on the achievement of certain gross profit targets. The estimated fair value of the contingent consideration at December 31, 2011 was $4,369, valued according to a discounted cash flow approach, which includes assumptions for the probabilities of achieving the gross profit targets and the discount rate applied to the projected payments. The decrease in fair value of the contingent consideration for the year ended December 31, 2011 of $731 was recorded as a reduction in selling, general and administrative expenses in the consolidated statement of operations. The valuation of contingent consideration is classified as utilizing Level 3 inputs consistent with reasonably available assumptions which would be made by other market participants. SeQual is located in San Diego, California and develops, manufactures and markets products for numerous applications utilizing pressure swing adsorption technology for air separation with its primary focus on medical oxygen concentrators. SeQual's results are included in the Company's BioMedical segment and added $35,081 in sales during the year ended December 31, 2011.

(Dollars and shares in thousands, except per share amounts)

The purchase price allocation related to the SeQual acquisition is presented below:

Net assets acquired:	
Cash	$ 218
Accounts receivable	6,169
Inventory	4,959
Property and equipment	711
Other assets	184
Intangible assets	31,760
Goodwill	7,210
Liabilities assumed	(7,799)
Total purchase price	$43,412

In August 2010, Chart Inc. acquired substantially all of the assets of Cryotech International, Inc. ("Cryotech") for a potential total purchase price of $6,653 in cash, of which $4,053 was paid at closing. The remaining portion of the potential total purchase price represents contingent consideration to be paid over two years based on the achievement of certain revenue targets. After the first contingent consideration payment of $1,300 in August 2011, the estimated fair value of the potential remaining contingent consideration at December 31, 2011 was $841. The contingent consideration was valued according to a discounted cash flow approach, which includes assumptions for the probabilities of achieving the revenue targets and the discount rate applied to the projected payments. The increase in fair value of the contingent consideration for the year ended December 31, 2011 of $341 was recorded as selling, general and administrative expenses in the consolidated statement of operations. The valuation of contingent consideration is classified as utilizing Level 3 inputs consistent with reasonably available assumptions which would be made by other market participants. The fair value of the assets acquired and goodwill at the date of acquisition were $1,626 and $4,227, respectively. Goodwill consists of the anticipated geographic expansion afforded by this acquisition and synergies from the combination of Cryotech's product offerings with existing product lines. Cryotech is located in San Jose, California and designs, manufactures, sells, and services cryogenic injectors, vacuum insulated piping systems, and manifolds, and also repairs liquid cylinders. Cryotech's results are included in the Company's Distribution & Storage segment and added $11,928 in sales during the year ended December 31, 2011.

In April 2010, Chart Japan Co., Ltd. completed the acquisition of Covidien Japan Inc.'s liquid oxygen therapy business for $1,008 in cash. The fair value of the assets acquired at closing was $2,132 which exceeded the cash paid and, accordingly, resulted in a gain on acquisition of business of $1,124 during the second quarter of 2010. Purchase accounting for this acquisition has been finalized. Available public information indicated that Covidien sought to streamline its business portfolio in an expeditious manner and reallocate resources to other businesses, therefore, the liquid oxygen therapy business was considered a non-core asset. Net income of $842 was added to the Company's BioMedical segment during the year ended December 31, 2011 as a result of the acquisition.

Pro-forma information related to these acquisitions has not been presented because the impact on the Company's consolidated results of operations is not material.

(Dollars and shares in thousands, except per share amounts)

NOTE F — Income Taxes

Income before income taxes and minority interest consists of the following:

	For the Year Ended December 31,		
	2011	2010	2009
United States	$42,429	$18,415	$70,695
Foreign	20,545	10,083	13,847
	$62,974	$28,498	$84,542

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2011	2010	2009
Current:			
Federal	$14,369	$12,673	$21,779
State	876	900	462
Foreign	5,976	3,765	2,896
	21,221	17,338	25,137
Deferred:			
Federal	(962)	(8,603)	(1,718)
State	(66)	77	(142)
Foreign	(1,463)	(819)	109
	(2,491)	(9,345)	(1,751)
	$18,730	$ 7,993	$23,386

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

	Year Ended December 31,		
	2011	2010	2009
Income tax expense at U.S. statutory rate	$22,041	$ 9,974	$29,589
State income taxes, net of federal tax benefit	810	976	319
Foreign income (loss), net of credit on foreign taxes	137	176	(31)
Effective tax rate differential of earnings outside of U.S.	(1,901)	(1,221)	(1,455)
Foreign investment tax credit	(777)	(305)	(385)
Non-taxable gain on acquisition of business	—	(394)	(2,434)
Non-deductible (taxable) items	74	(144)	(735)
(Income) provision for tax contingencies	(28)	2	(69)
Domestic production activities deduction	(1,626)	(1,071)	(1,413)
	$18,730	$ 7,993	$23,386

(Dollars and shares in thousands, except per share amounts)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Accruals and reserves	$14,036	$13,699
Pensions	5,562	4,245
Inventory	1,630	1,363
Stock options	4,539	5,412
Tax credit carryforwards	1,070	594
Foreign net operating loss carryforwards	1,405	861
Federal net operating loss carryforward	—	10,189
State net operating loss carryforward	1,442	947
Other — net	1,138	1,279
Total deferred tax assets before valuation allowance	$30,822	$38,589
Valuation allowance	(1,869)	(758)
Total deferred tax assets, net of valuation allowance	$28,953	$37,831
Deferred tax liabilities:		
Property, plant and equipment	$16,392	$11,973
Intangibles	38,888	52,312
Convertible notes	3,613	—
Total deferred tax liabilities	$58,893	$64,285
Net deferred tax liabilities	$29,940	$26,454

Tax Credit Carryforwards: As of December 31, 2011, the Company had a gross deferred tax asset for tax credit carryforwards of $1,070. These credit carryforwards are subject to expiration in 2015.

Federal and State net operating loss carryforwards: As a result of the SeQual acquisition, the Company acquired $38,700 of federal net operating losses and $34,400 of state net operating losses. Internal Revenue Code 382 will limit the use of state net operating losses to $25,100. The Company made an election under Internal Revenue Code Section 338(g) which resulted in a step-up in tax basis of the acquired assets in exchange for the extinguishment of the federal loss carryovers. The remaining state net operating losses expire between 2012 and 2030. The gross deferred tax asset for the state net operating losses of $1,442 is partially offset by a valuation allowance of $695.

Foreign net operating loss carryforwards: As of December 31, 2011, cumulative foreign operating losses of $5,741 generated by the Company were available to reduce future taxable income. Approximately $3,629 of these operating losses expire between 2014 and 2016. The remaining $2,112 can be carried forward indefinitely. The gross deferred tax asset for the foreign operating losses of $1,405 is partially offset by a valuation allowance of $1,174.

The Company has not provided for income taxes on approximately $115,847 of foreign subsidiaries' undistributed earnings as of December 31, 2011, since the earnings retained have been reinvested indefinitely by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

(Dollars and shares in thousands, except per share amounts)

The Company had net income tax payments of $17,130, $15,266 and $24,659 for the years ended December 31, 2011, 2010 and 2009, respectively.

The reconciliation of beginning to ending unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2011	2010	2009
Unrecognized tax benefits at beginning of the year	$2,468	$ 1,470	$1,903
Additions for tax positions of prior years	128	2,170	22
Reductions for tax positions of prior years	(22)	(22)	(22)
Lapse of statutes of limitation	(134)	(1,150)	(433)
Unrecognized tax benefits at end of the year	$2,440	$ 2,468	$1,470

The amount of unrecognized tax benefits as of December 31, 2011 was $2,440. This amount, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company had accrued approximately $77 for the payment of interest and penalties at December 31, 2011. The Company accrued approximately $42 and $50 for the years ended December 31, 2011 and 2010, respectively, in additional interest associated with uncertain tax positions.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2005.

The Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax return for 2008 during 2010. In addition, the IRS is examining the 2005 and 2006 amended returns that were filed. The Company expects the examinations to be completed during 2012. Due to the potential resolution of the federal examination and the expiration of various statutes of limitation, it is reasonably possible the Company's unrecognized tax benefits at December 31, 2011 may decrease within the next twelve months by approximately $1,022.

NOTE G — Employee Benefit Plans

The Company has one defined benefit pension plan which is frozen, that covers certain U.S. hourly and salary employees. The defined benefit plan provides benefits based primarily on the participants' years of service and compensation.

The following table sets forth the components of net periodic pension expense (benefit) for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,		
	2011	2010	2009
Interest cost	$ 2,409	$ 2,447	$ 2,397
Expected return on plan assets	(2,575)	(2,353)	(1,827)
Amortization of net loss	365	269	678
Total pension expense (benefit)	$ 199	$ 363	$ 1,248

(Dollars and shares in thousands, except per share amounts)

The following table sets forth changes in the projected benefit obligation and plan assets, the funded status of the plans and the amounts recognized in the consolidated balance sheet:

	December 31, 2011	December 31, 2010
Change in projected benefit obligation:		
January 1 projected benefit obligation	$ 44,693	$ 41,627
Interest cost	2,409	2,447
Benefits paid	(1,641)	(1,568)
Actuarial losses	4,464	2,187
December 31 projected benefit obligation	$ 49,925	$ 44,693
Change in plan assets:		
Fair value at January 1	$ 33,210	$ 30,981
Actual return	(473)	3,261
Employer contributions	2,924	536
Benefits paid	(1,641)	(1,568)
Fair value at December 31	$ 34,020	$ 33,210
The funded status of the pension plans was as follows:		
Funded status (plan assets less than projected benefit obligations)	$(15,905)	$(11,483)
Unrecognized actuarial loss	15,355	8,208
Net amount recognized	$ (550)	$ (3,275)

At December 31, 2011 and 2010, the Company recorded unrecognized actuarial losses of $4,515 and $1,280 in accumulated other comprehensive income, respectively.

The actuarial assumptions used in determining the funded status information and subsequent net periodic pension cost are as follows:

	Year Ended December 31,		
	2011	2010	2009
Discount rate	4.50%	5.50%	6.00%
Expected long-term weighted average rate of return on plan assets	7.75%	7.75%	7.75%

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at year end. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency and the expected timing of benefit payments under the plan.

The expected long-term weighted average rate of return on plan assets was established using the Company's target asset allocation for equity and debt securities and the historical average rates of return for equity and debt securities. The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

(Dollars and shares in thousands, except per share amounts)

The Company's pension plan weighted-average actual (which is periodically rebalanced) and target asset allocations by asset category at December 31 are as follows:

		Actual	
	Target	2011	2010
Equity	55%	56%	57%
Fixed income funds	43%	44%	41%
Cash and cash equivalents	2%	— %	2%
Total	100%	100%	100%

At December 31, 2011, the plan assets were invested in pooled separate accounts. The fair values of participation units held in pooled separate accounts are based on their net asset values, as reported by the managers of the pooled separate accounts as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Therefore, the Company's plan assets are valued using Level 2 inputs. At December 31, 2010, the plan assets were valued using Level 1 inputs which are quoted prices for the investments in active markets.

The fair values of the Company's pension plan assets utilizing the fair value hierarchy are as follows:

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Assets:				
Pooled separate accounts — Equity	$19,109	$—	$19,109	$—
Pooled separate accounts — Fixed income funds	14,909	—	12,654	—
Pooled separate accounts — Cash and cash equivalents	2	—	2,257	—
Total	$34,020	$—	$34,020	$—

The Company's funding policy is to contribute at least the minimum funding amounts required by law. Based upon current actuarial estimates, the Company expects to contribute $2,172 to its defined benefit pension plan in 2012 and expects the following benefit payments to be paid by the plan:

2012	$ 1,796
2013	1,869
2014	1,977
2015	2,068
2016	2,223
In aggregate during five years thereafter	13,508
	$23,441

The Company contributes to a multi-employer plan for certain collective bargaining U.S. employees. The risks of participating in this multi-employer plan are different from a single employer plan in the following aspects:

(a) Assets contributed to the multi-employer by one employer may be used to provide benefits to employees of other participating employers.

(b) If a participating employer ceases contributing to the plan, the unfunded obligations of the plan may be inherited by the remaining participating employers.

(Dollars and shares in thousands, except per share amounts)

(c) If the Company chooses to stop participating in the multi-employer plan, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company has assessed and determined that the multi-employer plan to which it contributes is not significant to the Company's financial statements. The Company does not expect to incur a withdrawal liability or expect to significantly increase its contribution over the remainder of the contract period. The Company made contributions to the bargaining unit supported multi-employer pension plan resulting in expense of $518, $391 and $525 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has a defined contribution savings plan that covers most of its U.S. employees. Company contributions to the plan are based on employee contributions, and a Company match and discretionary contributions. Expenses under the plan totaled $6,241, $4,949 and $5,015 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE H — Stock Option Plans

Under the Amended and Restated 2005 Stock Incentive Plan ("Stock Incentive Plan") which became effective in October 2005, the Company could grant stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs"), stock awards and performance based stock awards to employees and directors. The Stock Incentive Plan reserved 3,421 for issuance. As of December 31, 2011, 632 options and 145 performance based stock awards were outstanding under the Stock Incentive Plan. The Company no longer grants stock options or awards under this plan.

Under the 2009 Omnibus Equity Plan ("Omnibus Equity Plan") which was approved by the shareholders in May 2009, the Company may grant stock options, SARs, RSUs, restricted stock, performance shares and common shares to employees and directors. The maximum number of shares available for grant is 1,250, which may be treasury shares or unissued shares. As of December 31, 2011, 348 options, 172 restricted stock awards and 56 performance based stock awards were outstanding under the Omnibus Equity Plan.

The Company recognized stock-based compensation of $5,433, $4,933 and $3,279 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company also recognized related tax benefits of $7,879, $796 and $30 for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, total share-based compensation of $3,660 is expected to be recognized over the remaining weighted average period of approximately 2.1 years.

Stock Options

Under the terms of the Omnibus Equity Plan and the Stock Incentive Plan, stock options generally have either a 4 or 5 year graded vesting period, an exercise price equal to the fair market value of a share of common stock on the date of grant, and a contractual term of 10 years.

(Dollars and shares in thousands, except per share amounts)

The following table summarizes the Company's stock option activity for the years ended December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,581	$11.68	1,491	$10.39
Granted	150	36.75	250	17.27
Exercised	(724)	9.72	(143)	7.42
Expired or forfeited	(29)	21.27	(17)	17.35
Outstanding at end of period	978	$16.69	1,581	$11.68
Exercisable at end of year*	563	$11.72	1,118	$ 9.46
Participants at end of year	73		65	
Available for future grants at end of year	533		795	

* Remaining contractual term of 7.0 years

The intrinsic value of the options outstanding at December 31, 2011 and 2010 was $36,558 and 34,940, respectively. The intrinsic value of the options exercisable at December 31, 2011 and 2010 was $23,801 and $27,190, respectively. The total fair value of options vested was $1,957, $1,755 and $1,421 for the years ended December 31, 2011, 2010 and 2009, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $28,784, $3,327 and $594, respectively.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The expected volatility and expected term of the options are based on historical information. The risk free rate is based on the U.S. Treasury yield in effect at the time of the grant.

Weighted average grant date fair values of stock options and the assumptions used in estimating the fair values are as follows:

	2011	2010	2009
Weighted average grant date fair value	$24.33	$12.03	$11.02
Expected term (years)	6.25	6.25	6.25
Risk-free interest rate	2.43%	2.46%	2.07%
Expected volatility	72.47%	77.84%	74.87%

Performance Stock Awards

The Company granted 59 performance share units under the Omnibus Equity Plan during 2011 and 164 performance share units under the Stock Incentive Plan in 2009. The performance share units granted in 2011 and 2009 are earned over a 3 year period beginning on January 1, 2011 and 2009, respectively. Total units earned may vary between 0% and 150% of the units granted based on the attainment of pre-determined performance and market condition targets as determined by the Board of Directors. The Company valued the performance stock awards based on market conditions using a Monte Carlo Simulation model that was performed by an outside valuation firm. The fair value of the performance based units was calculated using a Black-Scholes model and the probability of any units being earned is evaluated each reporting period. The weighted average per share fair values were $36.75 and $5.26 for the 2011 and 2009 grants, respectively.

(Dollars and shares in thousands, except per share amounts)

Other

In 2011, 2010 and 2009, the Company granted the non-employee directors stock awards covering 8, 18 and 24 shares, respectively, of common stock that had fair market values of $360, $330 and $300. The stock awards were fully vested on the date of grant. The Company recorded $360, $330 and $300 of compensation expense for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also granted 59 and 192 restricted stock awards during 2011 and 2010, respectively. These restricted stock awards vest ratably over a three year period and are valued based on fair value on date of grant. The weighted average fair value was $36.75 and $17.85 for 2011 and 2010 grants, respectively. The Company recorded $2,198 and $1,162 of compensation expense related to the restricted stock awards in 2011 and 2010, respectively.

NOTE I — Lease Commitments

The Company incurred $8,817, $8,481, and $7,221 of rental expense under operating leases for the years ended December 31, 2011, 2010 and 2009, respectively. Certain leases contain rent escalation clauses and lease concessions that require additional rental payments in the later years of the term. Rent expense for these types of leases is recognized on a straight-line basis over the minimum lease term. In addition, the Company has the right, but no obligation, to renew certain leases for various renewal terms.

The following table summarizes the future minimum lease payments for non-cancelable operating leases for the next five years and thereafter as of December 31, 2011:

2012	$ 6,841
2013	6,256
2014	4,835
2015	3,619
2016	2,537
Thereafter	10,933
	$35,021

NOTE J — Contingencies

Environmental

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, waste water effluents, air emissions and handling and disposal of hazardous materials such as cleaning fluids. The Company is involved with environmental compliance, investigation, monitoring and remediation activities at certain of its owned and formerly owned manufacturing facilities and at one owned facility that is leased to a third party, and, except for these continuing remediation efforts, believes it is currently in substantial compliance with all known environmental regulations. At December 31, 2011 and 2010, the Company had undiscounted accrued environmental reserves of $4,645 and $6,355, respectively, recorded in other long-term liabilities. The Company accrues for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts and circumstances regarding each facility. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 16 years as ongoing costs of remediation programs.

(Dollars and shares in thousands, except per share amounts)

Although the Company believes it has adequately provided for the cost of all known environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediation than those the Company believes are adequate or required by existing law or third parties may seek to impose environmental liabilities on the Company. The Company believes that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on the Company's financial position, liquidity, cash flows or results of operations.

Legal Proceedings

The Company is occasionally subject to various legal actions related to performance under contracts, product liability, taxes, employment matters, environmental matters, intellectual property and other matters incidental to the normal course of its business. Based on the Company's historical experience in litigating these actions, as well as the Company's current assessment of the underlying merits of the actions and applicable insurance, if any, management believes that the final resolution of these matters will not have a material adverse affect on the Company's financial position, liquidity, cash flows or results of operations. Future developments may, however, result in resolution of these legal claims in a way that could have a material adverse effect.

NOTE K — Reportable Segments

The structure of the Company's internal organization is divided into the following three reportable segments, which are also the Company's operating segments: Energy and Chemicals ("E&C"), Distribution and Storage ("D&S") and BioMedical. The Company's reportable segments are business units that are each managed separately because they manufacture, offer and distribute distinct products with different production processes and sales and marketing approaches. The E&C segment sells brazed aluminum and air-cooled heat exchangers, cold boxes and liquefied natural gas vacuum-insulated pipe to natural gas, petrochemical processing and industrial gas companies who use them for the liquefaction and separation of natural and industrial gases. The D&S segment sells cryogenic bulk storage systems, cryogenic packaged gas systems, cryogenic systems and components, beverage liquid CO_2 systems, cryogenic flow meter systems and cryogenic services to various companies for the storage and transportation of both industrial and natural gases. The BioMedical segment sells medical respiratory products, biological storage systems and other oxygen products. Due to the nature of the products that each segment sells, there are no intersegment sales. Corporate includes operating expenses for executive management, accounting, tax, treasury, human resources, information technology, legal, internal audit, risk management and stock-based compensation expenses that are not allocated to the reporting segments.

The Company evaluates performance and allocates resources based on operating income or loss from continuing operations before net interest expense, financing costs amortization expense, foreign currency gain or loss, income taxes and noncontrolling interest. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note A.

	Year Ended December 31, 2011				
	Reportable Segments				
	Energy and Chemicals	Distribution and Storage	BioMedical	Corporate	Total
Sales from external customers	$205,033	$390,332	$199,220	$ —	$ 794,585
Depreciation and amortization expense	7,417	11,767	7,588	1,143	27,915
Operating income (loss)	27,489	61,415	35,911	(34,821)	89,994
Total assets(A)(B)	203,067	556,688	226,729	187,729	1,174,213
Capital expenditures	5,228	7,808	6,692	2,652	22,380

(Dollars and shares in thousands, except per share amounts)

	Year Ended December 31, 2010				
	Reportable Segments				
	Energy and Chemicals	Distribution and Storage	BioMedical	Corporate	Total
Sales from external customers	$137,801	$269,293	$148,361	$ —	$555,455
Depreciation and amortization expense	7,338	10,474	5,197	568	23,577
Operating income (loss)	6,121	41,934	30,698	(31,249)	47,504
Total assets(A)(C)	188,407	513,215	227,138	26,079	954,839
Capital expenditures	973	8,563	4,594	2,809	16,939

	Year Ended December 31, 2009				
	Reportable Segments				
	Energy and Chemicals	Distribution and Storage	BioMedical	Corporate	Total
Sales from external customers	$255,074	$252,197	$ 90,187	$ —	$597,458
Depreciation and amortization expense	7,335	10,104	3,591	382	21,412
Operating income (loss)	61,852	39,888	15,912	(23,318)	94,334
Total assets(A)(D)	205,482	486,620	135,977	98,424	926,503
Capital expenditures	2,707	7,168	2,022	1,293	13,190

(A) Corporate assets at December 31, 2011, 2010 and 2009 consist primarily of cash, cash equivalents, short term investments and deferred income taxes.

(B) Total assets at December 31, 2011 include goodwill of $83,215, $158,381 and $47,174 for the Energy and Chemicals, Distribution and Storage and BioMedical segments, respectively.

(C) Total assets at December 31, 2010 include goodwill of $83,215, $148,010 and $44,027 for the Energy and Chemicals, Distribution and Storage and BioMedical segments, respectively.

(D) Total assets at December 31, 2009 include goodwill of $83,215, $144,290 and $37,027 for the Energy and Chemicals, Distribution and Storage and BioMedical segments, respectively.

A reconciliation of the total of the reportable segments' operating income to consolidated income before income taxes and minority interest is presented below:

	Year Ended December 31,		
	2011	2010	2009
Operating income	$89,994	$47,504	$94,334
Other expense (income):			
Interest expense, net	23,371	16,196	15,817
Amortization of deferred financing costs	4,383	3,063	1,616
Gain on acquisition of business	—	(1,124)	(6,954)
Foreign currency loss (gain)	(734)	871	(687)
Income before income taxes and minority interest	$62,974	$28,498	$84,542

(Dollars and shares in thousands, except per share amounts)

	Year Ended December 31,		
	2011	2010	2009
Product Sales Information:			
Energy and Chemicals Segment			
Heat exchangers	$158,975	$113,313	$172,374
Cold boxes and LNG VIP	46,058	24,488	82,700
	$205,033	$137,801	$255,074
Distribution and Storage Segment			
Cryogenic bulk storage systems	$183,932	$117,907	$135,523
Cryogenic packaged gas systems and beverage liquid CO_2 systems	147,526	103,129	80,278
Cryogenic systems and components	33,038	20,221	10,987
Cryogenic services	25,836	28,036	25,409
	$390,332	$269,293	$252,197
BioMedical Segment			
Medical respiratory products	$138,411	$ 95,666	$ 41,793
Biological storage systems	60,809	52,695	43,966
Other	—	—	4,428
	199,220	148,361	90,187
Total Sales	$794,585	$555,455	$597,458

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009
Geographic Information:	Sales	Long-Lived Assets	Sales	Long-Lived Assets	Sales
United States	$503,011	$326,439	$391,691	$391,428	$441,583
Czech Republic	87,285	78,921	72,486	86,680	79,865
China	71,752	73,469	45,203	69,243	28,641
Germany	122,001	95,932	—	—	—
Other Non-U.S. Countries	10,536	2,085	46,075	1,392	47,369
Total	$794,585	$576,846	$555,455	$548,743	$597,458

Note L — Quarterly Data (Unaudited)

Selected quarterly data for the years ended December 31, 2011 and 2010 are as follows:

	Year Ended December 31, 2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$162,941	$200,698	$211,311	$219,635	$794,585
Gross profit	52,486	62,330	66,631	63,999	245,446
Operating income	14,307	21,489	29,043	25,155	89,994
Net income	7,403	11,020	17,505	8,316	44,244
Net income attributable to Chart Industries, Inc.	7,530	10,591	17,540	8,415	44,076
Net income attributable to Chart Industries, Inc. per share — basic	$ 0.26	$ 0.36	$ 0.60	$ 0.29	
Net income attributable to Chart Industries, Inc. per share — diluted	$ 0.25	$ 0.35	$ 0.59	$ 0.28	

(Dollars and shares in thousands, except per share amounts)

	Year Ended December 31, 2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$118,268	$139,144	$139,205	$158,838	$555,455
Gross profit	34,276	37,575	42,801	50,647	165,299
Operating income	7,603	8,563	13,239	18,099	47,504
Net income	1,419	2,458	6,665	9,963	20,505
Net income attributable to Chart Industries, Inc.	1,384	2,399(1)	6,575	9,802	20,160
Net income attributable to Chart Industries, Inc. per share — basic	$ 0.05	$ 0.08	$ 0.23	$ 0.34	
Net income attributable to Chart Industries, Inc. per share — diluted	$ 0.05	$ 0.08	$ 0.23	$ 0.33	

(1) Includes $1,124 gain from acquisition of business.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

		Additions				
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Translations	Balance at end of period
Year Ended December 31, 2011:						
Allowance for doubtful accounts	$3,008	$4,205	$ 52(1)	$(4,919)(2)	$ 14	$2,360
Allowance for obsolete and excess inventory	$3,181	$3,331	$—	$(3,398)(3)	$ 77	$3,191
Year Ended December 31, 2010:						
Allowance for doubtful accounts	$1,727	$3,326	$489(1)	$(2,552)(2)	$ 18	$3,008
Allowance for obsolete and excess inventory	$4,184	$1,800	$201(1)	$(2,965)(3)	$(39)	$3,181
Year Ended December 31, 2009:						
Allowance for doubtful accounts	$2,312	$2,386	$—	$(3,007)(2)	$ 36	$1,727
Allowance for obsolete and excess inventory	$1,912	$4,450	$910(1)	$(3,148)(3)	$ 60	$4,184

(1) Reserves at date of acquisition of subsidiary or subsidiaries.

(2) Reversal of amounts previously recorded as bad debt and uncollectible accounts written off.

(3) Inventory items written off against the allowance.

EXHIBIT INDEX

Exhibit No.	*Description*
2.1	Agreement and Plan of Merger, dated as of August 2, 2005 by and among Chart Industries, Inc., certain of its stockholders, First Reserve Fund X, L.P. and CI Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
3.2	Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's current report on Form 8-K, filed with the SEC on December 19, 2008 (File No. 001-11442)).
4.1	Form of Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
4.2	Indenture, dated August 3, 2011 by and between Chart Industries, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 5, 2011 (File No. 001-11442)).
4.3	Supplemental Indenture, dated August 3, 2011 by and between Chart Industries, Inc, and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on August 5, 2011 (File No. 001-11442)).
4.4	Form of 2.00% Convertible Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on August 5, 2011 (File No. 001-11442)).
10.1	Form of Amended and Restated Management Stockholders Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.2	Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.2.1	Form of Nonqualified Stock Option Agreement (2005 and 2006 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.2.2	Form of Restricted Stock Unit Agreement (for non-employee directors) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.2.3	Form of 2008 Performance Unit Agreement under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-11442)).*
10.2.4	Form of 2009 Performance Unit Agreement under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.2.5	Form of Nonqualified Stock Option Agreement (2007 and 2008 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K, filed with the SEC on August 7, 2007 (File No. 001-11442)).*

Exhibit No.	*Description*
10.2.6	Form of Nonqualified Stock Option Agreement (2009 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.2.7	Forms of Stock Award Agreement and Deferral Election Form (for non-employee directors) (2008 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-11442)).*
10.2.8	Forms of Stock Award Agreement and Deferral Election Form (for non-employee directors) (2009 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 001-11442)).*
10.3	Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed with the Securities and Exchange Commission on April 7, 2009 (File No. 001-11442)).*
10.3.1	Form of Nonqualified Stock Option Agreement (2010 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Exhibit 10.4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-11442)).*
10.3.2	Form of Restricted Stock Agreement (2010 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Exhibit 10.4.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-11442)).*
10.3.3	Forms of Stock Award Agreement and Deferral Election Form (for eligible directors) under the Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Exhibit 10.4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-11442)).*
10.3.4	Form of Nonqualified Stock Option Agreement (2011 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Exhibit 10.3.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-11442)).*
10.3.5	Form of Restricted Stock Agreement (2011 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Exhibit 10.3.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-11442)).*
10.3.6	Form of Performance Unit Agreement (2011 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan (incorporated by reference to Exhibit 10.3.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-11442)).*
10.3.7	Form of Leveraged Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2012 (File No. 001-11442)).*
10.3.8	Form of Nonqualified Stock Option Agreement (2012 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan.* (x)
10.3.9	Form of Performance Unit Agreement (2012 grants) under the Chart Industries, Inc. 2009 Omnibus Equity Plan.* (x)
10.4	Amended and Restated Chart Industries, Inc. Voluntary Deferred Income Plan (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K, filed with the SEC on June 28, 2010 (File No. 001-11442)).*

Exhibit No.	*Description*
10.5	Incentive Compensation Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.5.1	Amendment No. 1 to Chart Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.6.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.6	Chart Industries, Inc. 2009 Incentive Compensation Plan (incorporated by reference to Appendix B to the Registrant's definitive proxy statement filed with the Securities and Exchange Commission on April 7, 2009 (File No. 001-11442)).*
10.7	Credit Agreement, dated May 18, 2010, among Chart Industries, Inc., Chart Industries Luxembourg S.à r.l., the lenders from time to time party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent, RBS Citizens, National Association, U.S. Bank National Association and Wells Fargo Bank, National Association as Co-Syndication Agents and Bank of America, N.A. as Documentation Agent (incorporated by reference to Exhibit 10.1 to the Registrant's amended Current Report on Form 8-K, filed with the SEC on August 20, 2010 (File No. 001-11442)).
10.8	Guarantee and Collateral Agreement, dated May 18, 2010, among Chart Industries, Inc., certain subsidiaries of Chart Industries, Inc., and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on May 19, 2010 (File No. 001-11442)).
10.9	Employment Agreement, dated February 26, 2008, by and between Registrant and Samuel F. Thomas (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.9.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Samuel F. Thomas (incorporated by reference to Exhibit 10.9.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.9.2	Amendment No. 2, effective January 1, 2010, to the Employment Agreement dated February 26, 2008 by and between Registrant and Samuel F. Thomas (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-11442)).*
10.9.3	Amendment No. 3, dated January 1, 2012, to the Employment Agreement dated February 26, 2008 by and between Chart Industries, Inc. and Samuel F. Thomas (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2012 (File No. 001-11442)).*
10.10	Employment Agreement, dated February 26, 2008, by and between Registrant and Michael F. Biehl (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.10.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Michael F. Biehl (incorporated by reference to Exhibit 10.10.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.10.2	Amendment No. 2, dated January 1, 2012, to the Employment Agreement dated February 26, 2008 by and between Chart Industries, Inc. and Michael F. Biehl (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2012 (File No. 001-11442)).*

Exhibit No.	*Description*
10.11	Employment Agreement, dated February 26, 2008, by and between Registrant and Matthew J. Klaben (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.11.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Matthew J. Klaben (incorporated by reference to Exhibit 10.11.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.11.2	Amendment No. 2, dated January 1, 2012, to the Employment Agreement dated February 26, 2008 by and between Chart Industries, Inc. and Matthew J. Klaben (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2012 (File No. 001-11442)).*
10.12	Transition Agreement, dated August 24, 2010, by and between Registrant and James H. Hoppel, Jr. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on August 27, 2010 (File No. 001-11442)).*
10.13	Employment Agreement, dated February 26, 2008, by and between Registrant and Kenneth J. Webster (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.13.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Kenneth J. Webster (incorporated by reference to Exhibit 10.13.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-11442)).*
10.13.2	Amendment No. 2, effective January 1, 2010, to the Employment Agreement dated February 26, 2008 by and between Registrant and Kenneth J. Webster (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 001-11442)).*
10.13.3	Amendment No. 3, dated January 1, 2012, to the Employment Agreement dated February 26, 2008 by and between Chart Industries, Inc. and Kenneth J. Webster. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on January 5, 2012 (File No. 001-11442)).*
10.14	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.15	IAM Agreement 2010-2013, effective February 6, 2010, by and between Chart Energy & Chemicals, Inc. and Local Lodge 2191 of District Lodge 66 of the International Association of Machinists and Aerospace Workers, AFL-CIO (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 001-11442)).
10.16	Base Call Option Transaction Confirmation, dated as of July 28, 2011, by and between Chart Industries, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 3, 2011 (File No. 001-11442)).
10.16.1	Base Call Option Transaction Confirmation, dated as of July 28, 2011, by and between Chart Industries, Inc. and Morgan Stanley & Co. International plc (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on August 3, 2011 (File No. 001-11442)).

Exhibit No.	Description
10.16.2	Base Warrants Transaction Confirmation, dated as of July 28, 2011, by and between Chart Industries, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on August 3, 2011 (File No. 001-11442)).
10.16.3	Base Warrants Transaction Confirmation, dated as of July 28, 2011, by and between Chart Industries, Inc. and Morgan Stanley & Co. International plc (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on August 3, 2011 (File No. 001-11442)).
10.16.4	Base Capped Call Option Transaction Confirmation, dated as of July 28, 2011, by and between Chart Industries, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on August 3, 2011 (File No. 001-11442)).
10.16.5	Base Capped Call Option Transaction Confirmation, dated as of July 28, 2011, by and between Chart Industries, Inc. and Morgan Stanley & Co. International plc (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the SEC on August 3, 2011 (File No. 001-11442)).
21.1	List of Subsidiaries. (x)
23.1	Consent of Independent Registered Public Accounting Firm. (x)
31.1	Rule 13a-14(a) Certification of the Company's Chief Financial Officer. (x)
31.2	Rule 13a-14(a) Certification of the Company's Chief Executive Officer. (x)
32.1	Section 1350 Certification of the Company's Chief Financial Officer. (xx)
32.2	Section 1350 Certification of the Company's Chief Executive Officer. (xx)
101**	The following financial statements from the Company's Form 10-K for the period ended December 31, 2011, formatted in XBRL: (i) Condensed Consolidated Statements of Income, (ii) Condensed Consolidated Balance Sheets, (iii) Condensed Consolidated Statements of Cash Flow, (iv) the Notes to Condensed Consolidated Financial Statements. In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

(x) Filed herewith.

(xx) Furnished herewith.

* Management contract or compensatory plan or arrangement.

** To be furnished by amendment.

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OFFICERS & DIRECTORS

OFFICERS

SAMUEL F. THOMAS
Chairman of the Board,
Chief Executive Officer and President

MICHAEL F. BIEHL
Executive Vice President,
Chief Financial Officer and Treasurer

MATTHEW J. KLABEN
Vice President,
General Counsel and Secretary

KENNETH J. WEBSTER
Vice President,
Chief Accounting Officer and Controller

DIRECTORS

SAMUEL F. THOMAS
Chairman of the Board,
Chief Executive Officer and President
Chart Industries, Inc.

MICHAEL W. PRESS [1, 2, 4]
Retired Chief Executive Officer
KBC Advanced Technologies plc
International petroleum and petrochemicals consulting and software firm

W. DOUGLAS BROWN [3, 4]
Retired Vice President,
General Counsel and Secretary
Air Products and Chemicals, Inc.
Supplier of industrial gases, performance materials, and equipment and services

RICHARD E. GOODRICH [2, 3]
Retired Executive Vice President and
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Engineering, procurement and construction company

STEVEN W. KRABLIN [2, 3]
Retired President, Chief Executive Officer
and Chairman of the Board
T-3 Energy Services, Inc.
Oilfield services company that manufactures products used in the drilling, production and transportation of oil and gas

JAMES M. TIDWELL [2, 4]
President and Chief Executive Officer
WEDGE Group Incorporated
Private investment company with holdings in manufacturing, hotels, commercial real estate and oilfield services

THOMAS L. WILLIAMS [3, 4]
Executive Vice President and
Operating Officer
Parker Hannifin Corporation
Manufacturer of motion and control products

[1] Lead Independent Director
[2] Audit Committee
[3] Compensation Committee
[4] Nominations and Corporate Governance Committee

SHAREHOLDER INFORMATION

COMMON SHARE DATA

Nasdaq Global Select Market Symbol: GTLS

GTLS NASDAQ LISTED

Chart Industries trades under the symbol GTLS on the Nasdaq Global Select Market. The high and low sales prices for shares of our common stock for 2011 and 2010 are set forth in the table below.

	2011	
	High	Low
First quarter	$55.39	$34.11
Second quarter	55.76	42.00
Third quarter	62.15	37.67
Fourth quarter	63.74	35.75
Year	63.74	34.11

	2010	
	High	Low
First quarter	$21.80	$15.50
Second quarter	26.43	15.44
Third quarter	20.69	13.85
Fourth quarter	35.34	19.89
Year	35.34	13.85

REGISTRAR & TRANSFER AGENT

For inquiries about share certificates, stock transfers or address changes, shareholders should contact:
Computershare Inc.
7530 Lucerne Drive, Suite #305
Middleburg Hts., OH 44130
440.239.7360
www.computershare.com

FORM 10-K

The Chart Industries Annual Report on Form 10-K for 2011 also may be accessed electronically on our website, www.chart-ind.com.

CORPORATE HEADQUARTERS

Chart Industries, Inc.
One Infinity Corporate Centre Drive
Garfield Heights, OH 44125
P 440.753.1490 F 440.753.1491
www.chart-ind.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at Chart Industries, Inc., Corporate Headquarters, One Infinity Corporate Centre Drive, 1st floor, Garfield Heights, OH 44125, on May 24, 2012, at 9:00 a.m. ET.

INVESTOR CONTACTS

MICHAEL F. BIEHL
Executive Vice President,
Chief Financial Officer and Treasurer
216.626.1216

KENNETH J. WEBSTER
Vice President,
Chief Accounting Officer and Controller
216.626.1216

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, Cleveland, OH

ANALYST COVERAGE

BARCLAYS CAPITAL
James C. West
212.526.8796

CL KING & ASSOCIATES
Gary Farber
212.364.1812

CRAIG-HALLUM CAPITAL GROUP LLC
Robert D. Brown
612.334.6376

DOUGHERTY & COMPANY LLC
Gregory J. McKinley
612.376.4143

GLOBAL HUNTER SECURITIES, LLC
Jeffrey Spittel
713.652.6325

JOHNSON RICE & COMPANY, LLC
Martin W. Malloy
504.584.1205

MORGAN STANLEY
Ole Slorer
212.761.6198

NORTHLAND CAPITAL MARKETS
Eric Stine
612.851.5930

PIPER JAFFRAY & CO.
Jagadish Iyer
612.303.6927

WILLIAM BLAIR & COMPANY
Chase Jacobson
212.237.2748

This annual report contains forward-looking statements. These statements are based on certain assumptions and management's current knowledge. Accordingly, we caution you not to unduly rely on forward-looking statements, which speak only as of the date of this annual report. We intend these statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "anticipates," "believes," "may," "should," "projects," "forecasts," "will," and similar expressions are intended to identify forward-looking statements. We caution you that forward-looking statements involve risks and uncertainties that could cause actual results to vary from those statements. For a discussion of these risks see "Item 1A – Risk Factors" in the Company's Annual Report on Form 10-K included herein. The Company undertakes no obligation to update any forward-looking statement.


CHART
IS
THERE

GTLS: GAS TO LIQUID SYSTEMS

One Infinity Corporate Centre Drive
Garfield Heights, OH 44125
440.753.1490 www.chart-ind.com